Filed Pursuant to Rule 424(b)(4)

Registration No. 333-275411

Up to 26,014,000 Shares of Common Stock

Pre-funded Warrants to Purchase up to 14,000,000 Shares of Common Stock

Treasure Global Inc

Treasure Global Inc is offering 26,014,000 shares of its common stock, par value, $0.00001 per share, at an offering price of $0.10 per share.

We are also offering to those purchasers, if any, whose purchase of common stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, pre-funded warrants (each a “Pre-funded Warrant”) at an exercise price of $0.0001 per share. The purchase price of each Pre-funded Warrant is equal to the price per share of common stock being sold to the public in this offering, minus $0.0001. The Pre-funded Warrants will be immediately exercisable and may be exercised at any time until all of the Pre-funded Warrants are exercised in full.

The offering also includes the shares of common stock issuable from time to time upon exercise of the Pre-Funded Warrants.

Our common stock is listed on The Nasdaq Capital Market under the symbol “TGL.” The closing price of our common stock on November 28, 2023, as reported by The Nasdaq Capital Market, was $0.2060. There is no established trading market for the Pre-funded Warrants and we do not intend to list the Pre-funded Warrants on any securities exchange or nationally recognized trading system.

We have agreed pursuant to the terms in an underwriting agreement dated the date of this prospectus, to grant EF Hutton LLC, the underwriter, a 45-day over-allotment option exercisable from the date of this prospectus, to purchase up to an additional 6,002,100 shares of common stock and/or Pre-funded Warrants (15% of the shares of common stock and the Pre-funded Warrants sold in this offering).

We intend to use the net proceeds to us from this offering for repayment of a convertible note issued to YA II PN, Ltd and for general corporate purposes, including working capital. See “Use of Proceeds.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Start-ups Act of 2012 (the “Jobs Act”), and we have elected to comply with certain reduced public company reporting requirements.

	Per Share of Common Stock	Per Pre-Funded Warrant)	Total(1)
Public offering price	$0.10	$0.0999	$4,000,000
Underwriting discounts and commissions(2)	$(2)	$(2)	$218,175.23
Proceeds, before expenses, to us(4)	$(3)	$(3)	$3,781,824.77

(1)	The amount of offering proceeds to us presented in this table does not give effect to any exercise of the underwriter’s over-allotment option (if any) we have granted to the underwriter as described above and includes $2,232,178 of the gross proceeds of this offering raised from investors that are introduced directly or indirectly by any party or entity which is not the Company (including but without limitation EF Hutton LLC) and $1,769,222 of the gross proceeds in this offering raised from investors that are introduced by the Company. Shares of common stock are being offered to the investors that were introduced by the Company.

(2)	For gross proceeds of this offering raised from investors that are introduced directly or indirectly by any party or entity which is not the Company (including but without limitation EF Hutton LLC), the underwriting discount is equal to $0.007 per share and $0.006993 per Pre-funded Warrant and for gross proceeds in this offering raised from investors that are introduced by the Company, the underwriting discount is equal to $0.0035 per share. Does not include the non-accountable expense allowance equal to 1% payable to EF Hutton LLC.

(3)	The proceeds, before expenses, including the 1% non-accountable expense, to us is equal to $0.093 per share and $0.092907 per Pre-funded Warrant if the underwriting discount of 7% is applied, and the proceeds, before expenses, including the 1% non-accountable expense, to us is equal to $0.965 per share, if the underwriting discount of 3.5% is applied.

(4)	The amount of offering proceeds to us presented in this table does not give effect to any exercise of the Pre-funded Warrants.

For additional information regarding our arrangement with the underwriter, please see “Underwriting” beginning on page 80.

The underwriter expects to deliver the securities against payment on November 30, 2023.

EF Hutton LLC

Prospectus dated November 28, 2023

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. Neither we, nor the underwriters, have authorized any other person to provide you with information that is different from, or adds to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information contained in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of any securities in any jurisdiction in which such offer is unlawful.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this public offering and the distribution of this prospectus applicable to that jurisdiction.

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ABOUT THIS PROSPECTUS

Throughout this prospectus, unless otherwise designated or the context suggests otherwise,

●	all references to the “Company,” “TGL,” the “registrant,” “we,” “our” or “us” in this prospectus mean Treasure Global Inc and its subsidiaries;

●	“year” or “fiscal year” means the year ending June 30th;

●	all dollar or $ references, when used in this prospectus, refer to United States dollars; and

●	all RM or MYR references, when used in this prospectus, refer to Malaysian Ringgit.

MARKET DATA

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. To our knowledge, certain third-party industry data that includes projections for future periods does not take into account the effects of the worldwide coronavirus pandemic. Accordingly, those third-party projections may be overstated and should not be given undue weight. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

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PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of our business and our securities. The reader should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.” Some of the statements contained in this prospectus, including statements under “Summary” and “Risk Factors” as well as those noted in the documents incorporated herein by reference, are forward-looking statements and may involve a number of risks and uncertainties. Our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Solely for convenience, our trademarks and tradenames referred to in this registration statement, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames. All other trademarks, service marks and trade names included in this prospectus are the property of their respective owners.

Our Mission

Our mission is to bring together the worlds of online e-commerce and offline physical retailers; widening consumer choice and rewarding loyalty, while sustaining and enhancing our earning potential.

Our Company

We have created an innovative online-to-offline (“O2O”) e-commerce platform business model offering consumers and merchants instant rebates and affiliate cashback programs, while providing a seamless e-payment solution with rebates in both e-commerce (i.e., online) and physical retailers/merchant (i.e., offline) settings.

Our proprietary product is an internet application (or “App”) branded “ZCITY App,” which was developed through our wholly owned subsidiary, ZCity Sdn. Bhd. (formerly known as Gem Reward Sdn. Bhd, name change effected on July 20, 2023) (“ZCITY”). The ZCITY App was successfully launched in Malaysia in June 2020. ZCITY is equipped with the know-how and expertise to develop additional/add-on technology-based products and services to complement the ZCITY App, thereby growing its reach and user base.

Through simplifying a user’s e-payment gateway experience, as well as by providing great deals, rewards and promotions with every use, we aim to make the ZCITY App Malaysia’s top reward and payment gateway platform. Our longer-term goal is for the ZCITY App and its ever-developing technology to become one of the most well-known commercialized applications more broadly in Southeast Asia and Japan.

As of November 28, 2023, we had 2,673,316 registered users and 2,026 registered merchants.

Our Consumer Business

Consumers in Southeast Asia (“SEA”) have access to a plethora of smart ordering, delivery and “loyalty” websites and apps, but in our experience, SEA consumers very rarely receive personalized deals based on their purchases and behavior.

The ZCITY App targets consumers through the provision of personalized deals based on consumers’ purchase history, location and preferences. Our technology platform allows us to identify the spending trends of our customers (the when, where, why, and how much). We are able to offer these personalized deals through the application of our proprietary artificial intelligence (“AI”) technology that scours the available database to identify and create opportunities to extrapolate the greatest value from the data, analyze consumer behavior and roll out attractive rewards-based campaigns for targeted audiences. We believe this AI technology is currently a unique market differentiator for the ZCITY App.

We operate our ZCITY App on the hashtag: “#RewardsOnRewards.” We believe this branding demonstrates to users the ability to spend ZCITY App-based Reward Points (or “RP”) and “ZCITY Cash Vouchers” with discount benefits at checkout. Additionally, users can use RP while they earn rewards from selected e-Wallet or other payment methods.

ZCITY App users do not require any on-going credit top-up or need to provide bank card number with their binding obligations. We have partnered with Malaysia’s leading payment gateway, iPay88, for secure and convenient transactions. Users can use our secure platform and enjoy cashless shopping experiences with rebates when they shop with e-commerce and retail merchants through trusted and leading e-wallet providers such as Touch’n Go eWallet, Boost eWallet, GrabPay eWallet and credit card/online banking like the “FPX” (the Malaysian Financial Process Exchange) as well as more traditional providers such as Visa and Mastercard.

Our ZCITY App also provides the following functions:

1.	Registration and Account verification

Users may register as a ZCITY App user simply, using their mobile device. They can then verify their ZCITY App account by submitting a valid email address to receive new user “ZCITY Newbie Rewards.”

2.	Geo-location-based Homepage

Based on the users’ location, nearby merchants and exclusive offers are selected and directed to them on their homepage for a smooth, user-friendly interaction.

3.	Affiliate Partnership

Our ZCITY App is affiliated with more than five local services providers such as Shopee and Lazada. The ZCITY App allows users to enjoy more rewards when they navigate from the ZCITY App to a partner’s website.

4.	Bill Payment & Prepaid service

Users can access and pay utility bills, such as water, phone, internet and TV bills, while generating instant discounts and rewards points with each payment.

5.	Branded e-Vouchers

Users can purchase their preferred e-Vouchers with instant discounts and rewards points with each checkout.

6.	User Engagement through Gamification

Users can earn daily rewards by playing our ZCITY App minigame “Spin & Win” where they can earn further ZCITY RP, ZCITY e-Vouchers as well as monthly grand prizes.

7.	ZCITY RAHMAH Package

ZCITY has collaborated with the Ministry of Domestic Trade and Cost of Living (KPDN) for the launch of the ‘Payung Rahmah’ program (“ZCITY RAHMAH Package”). This program offers a comprehensive package of living essential e-vouchers on the ZCITY app for items such as petrol, food, and bills. ZCITY users will be able to purchase vouchers for these items at reduced prices, thereby assisting low-income Malaysians and helping to address this societal challenge.

8.	TAZTE Smart F&B system

ZCITY App offers a “Smart F&B” system that provides a one stop solution and digitalization transformation for all registered Food and Beverage (“F&B”) outlets located in Malaysia. It also allows merchants to easily record transactions with QR Digital Payment technology, set discounts and execute RP redemptions and rewards online on the ZCITY App.

By utilizing our CRM analytics software to attract and retain consumers through personalized promotions, we believe that data-driven engagement can be more efficiently harnessed to generate greater profitability.

9.	Zstore

Zstore is ZCITY App’s e-mall service that offers group-buys and instant rebate to users with embedded AI and big data analytics to provide an express shopping experience. The functionality and benefit of users to use the Zstore can be summarized within the chart below:

Reward Points. Operating under the hashtag #RewardsOnRewards, we believe the ZCITY App reward points program encourages users to sign up on the App, as well as increasing user engagement and spending on purchases/repeat purchases and engenders user loyalty.

Furthermore, we believe the simplicity of the steps to obtaining Reward Points (or “RP”) is an attractive incentive to user participation in that participants receive:

●	200 RP for registration as a new user;

●	100 RP for referral of a new user;

●	Conversion of Malaysian ringgit spent into RP;

●	50% RP of every user paid amount; and

●	25% RP of every referred user paid amount as a result of the referral.

The key objectives of our RP are:

●	Social Engagement;

○	RP are offered to users for increased social engagement.

●	Spending;

○	RP incentivizes users with every MYR spent in order to increase the spending potential and to build users loyalty.

●	Sign-up; and

○	Drives loyalty and greater customer engagement. Every new user onboarded will get 200 RP as welcoming gift.

●	Referral Program;

○	Rewards users with RP when they refer a new user.

Offline Merchant

When using our ZCITY App to make payment to a registered physical merchant, the system will automatically calculate the amount of RP to deduct. The deducted RP amount is based on the percentage of profit sharing as with the merchant and the available RP of the user.

Online Merchant

When using our ZCITY App to pay utility bills or purchase any e-vouchers, our system shows the maximum RP deduction allowed and the user determines the amount of discount deducted subject to maximum deductions described below and the number of RP owned by such user.

Different features have different maximum deduction amounts. For example, for bill payments, the maximum deduction is up to 3% of the bill amount. For e-vouchers, the maximum deduction is up to 5% of the voucher amount.

In order to increase the spending power of the user, our ZCITY App RP program will credit RP to the user for all MYR paid.

Merchant Facing Business

At present, our ZCITY merchants are concentrated in the F&B and lifestyle sectors. Moving forward, we plan to expand our product/service offering to include grocery stores, convenience stores, “micro-SME” (“small to medium size enterprises”) loan programs, affiliate programs and advertising agencies.

We believe that ZCITY’s TAZTE Smart F&B System, launched in the fourth quarter of 2022, provides merchants with a one-stop automated solution to digitalize their business. It offers an innovative and integrated technology ecosystem that addresses and personalizes each merchant’s technological needs and aims to be at the forefront of creating a smart consumer experience, thereby eliminating conventional and outdated standalone point of sale (or “POS”) systems.

TAZTE allows merchants to effortlessly record transactions with online payment or QR digital payment technology, set discounts and execute RP redemptions and rewards online, all via our ZCITY App. It utilizes ZCITY App’s CRM analytics software to attract and retain consumers through personalized, data-driven engagement to generate greater profitability.

TAZTE Smart F&B System also features a ‘Deviceless Queue System’ that reduces staff headcount and a private domain delivery service that will allow merchants access to multiple dedicated delivery partners to ensure outstanding delivery service to consumers.

Foodlink

As we became closer to the F&B industry and increased our understanding, we saw a significant opportunity that would not only support the distribution of TAZTE, but establish several new revenue streams for us. Our strategic plan is to establish synergies with our technology solutions by becoming a master licensor of F&B companies in Southeast Asia. We will adopt TAZTE into new restaurants, while also receiving revenue from monthly licensing fees and start-up fees with little barrier to entry.

Under the subsidiary named “Foodlink” that TGL has established to house F&B master franchisor activity, the subsidiary will manage all brand royalties and related IP through lease, ownership or JV agreements; and provide F&B consulting including market & product optimization as well as supply chain monetization. TAZTE Smart F&B System shall be adopted in Morgan Global and AY Food Venture licensee holder.

Revenue Model

ZCITY’s revenues are generated from a diversified mix of:

●	e-commerce activities for users;

●	services to merchants to help them grow their businesses; and

●	membership subscription fees.

The revenue streams consist of “Consumer Facing” revenues and “Merchant Facing” revenues.

The revenue streams can be further categorized as following: (1) product and loyalty program revenue, (2) transaction revenue, and (3) agent subscription revenue. Please see “Management’s Discussion and Analysis ̶ Revenue Recognition.”

Corporate Information

Our principal executive offices are located at 276 5th Avenue, Suite 704 #739, New York, New York 10001 and No.29, Jalan PPU 2A, Taman Perindustrian Pusat Bandar Puchong, 47100 Puchong, Selangor, Malaysia. Our corporate website address is https://treasureglobal.co. Our ZCITY website address is https://zcity.io. The information included on our websites is not part of this prospectus.

Going Concern

As of June 30, 2023, management has determined there is substantial doubt about the Company’s ability to continue as a going concern. The Company may need to obtain funds to support its working capital, the methods of which include, without limitation, the following:

●	Equity financing;

●	Other available sources of financing (including debt) from Malaysian banks and other financial institutions; and

●	Financial support and credit guarantee commitments from the Company’s related parties.

There can be no assurance that the Company will be successful in securing sufficient funds to sustain its operations.

Recent Developments

Issuance of Common Stock in Repayment of Debt

On October 30, 2023, we issued 1,057,519 shares of our common stock to our Chief Executive Officer, Chong Chan “Sam” Teo and 759,216 shares of our common stock to our former chief executive officer, Kok Pin “Darren” Tan in repayment of $187,180 and $134,381of debt, respectively.

AI Software License Agreement

On October 12, 2023, our wholly owned subsidiary, ZCity Sdn Bhd and AI Lab Martech Sdn. Bhd. (the “Licensor”), a company that provides application, services and turnkey solutions on artificial intelligence (“AI”) in various aspects, including customization, video production, brand engagement, marketing and content creation, entered into a 12 month License and Service Agreement (the “AI License Agreement”), in which the Licensor shall provide a non-exclusive, non-transferable, royalty-free license to use and operate an AI software solutions in exchange for the issuance of 2,943,021 shares of our common stock. The AI License Agreement is renewable for an additional 12 month term. The AI License Agreement may be terminated by any party thereto if the other party materially breaches any of its terms or if the other party is subject to any form of insolvency administration, ceases to conduct its business or has a liquidator appointed over any part of its assets.

Nasdaq Notice of Failure to Comply with Continued Listing Standards

Minimum Stockholders’ Equity Requirement

On October 9, 2023, we received a letter from the Nasdaq Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”), notifying that we were no longer in compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2,500,000. In our Annual Report on Form 10-K for the fiscal year ended June 30, 2023, we reported stockholders’ equity of $(130,332), which is below the minimum stockholders’ equity required for continued listing pursuant to Nasdaq Listing Rule 5550(b)(1). In addition, as of October 6, 2023, we do not currently meet the alternative compliance standards relating to the market value of listed securities or net income from continuing operations.

Under Nasdaq rules, we have 45 calendar days from October 9, 2023 to submit a plan or regain compliance. The letter provides us until November 23, 2023 to submit a plan or regain compliance with the minimum stockholders’ equity standard. If our plan to regain compliance is accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the letter (until April 6, 2024) for us to regain compliance.

We are presently evaluating various courses of action, including consummating this offering, to regain compliance and we intend to timely submit a plan to Nasdaq to regain compliance with the Nasdaq Listing Rule 5550(b)(1). However, there can be no assurance that our plan will be accepted or that if it is, we will be able to regain compliance and maintain our listing on The Nasdaq Capital Market. If we fail to submit a plan to regain compliance with the minimum stockholders’ equity standard, or our plan is not accepted, or if Nasdaq grants an extension but we do not regain compliance within the extension period, Nasdaq will provide notice that our securities will become subject to delisting. In such event, Nasdaq rules permit us to request a hearing before an independent Nasdaq Hearings Panel which has the authority to grant us an additional extension of time of up to 180 calendar days to regain compliance.

Bid Price Rule

On August 17, 2023, we received a letter from the Nasdaq Listing Qualifications Staff of Nasdaq therein stating that for the 30 consecutive business day period between July 6, 2023 through August 16, 2023, our common stock had not maintained a minimum closing bid price of $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we were provided an initial period of 180 calendar days, or until February 13, 2024, to regain compliance with the Bid Price Rule.

To regain compliance, the closing bid price of our common stock must meet or exceed $1.00 per share for a minimum of 10 consecutive trading days, unless extended by Nasdaq under Nasdaq Rule 5810(c)(3)(H), prior to February 13, 2024. If we do not regain compliance with the Bid Price Rule by February 13, 2024, we may be eligible for an additional 180-day period to regain compliance.

The notices from Nasdaq have no immediate effect on the listing of our common stock and our common stock will continue to be listed on The Nasdaq Capital Market under the symbol “TGL.” We are currently evaluating our options for regaining compliance. While, we do believe our receipt of the net proceeds from this offering will result in us regaining compliance with Nasdaq’s minimum stockholders’ equity requirement, there can be no assurance that we will regain compliance with the minimum stockholders’ equity requirement or the Bid Price Rule or maintain compliance with any of the other Nasdaq continued listing requirements.

Tourism AI Application

On July 19, 2023, we entered into a Collaboration Agreement (the “Collaboration Agreement”) with VCI Global Limited (NASDAQ: VCIG) (“VCI Global”), a multi-disciplinary consulting group focused on business and technology, in which VCI Global and us shall collaborate to develop an AI-powered travel platform (“Travel Platform”) which utilizes advanced technology, including high-tech and predictive technology, to assist its users in discovering the best places to visit, explore, dine and engage in various activities during their travel in Malaysia. Furthermore, the Travel Platform aims to facilitate the seamless booking of flights, hotels, car rentals, theme park tickets and concert show tickets. Pursuant to the Collaboration Agreement, VCI Global and us shall share ownership and profits generated from this collaboration on a 50:50 basis.

On July 20, 2023, ZCITY entered into a Software Development Agreement (the “Software Agreement”) with VCI Global, in which ZCITY shall create, design, produce, develop, finalize, commission and deliver to VCI Global the Travel Platform. Pursuant to the Software Agreement, VCI Global shall pay ZCITY in either cash or VCI Global shares of common stock equal to USD $1 million as service consideration.

Licensing Agreements

Abe Yus

On June 6, 2023, AY Food Ventures Sdn Bhd (“AYFV”), one of our wholly owned subsidiaries entered into a licensing agreement with Sigma Muhibah Sdn Bhd (“Abe Yus”), a food & beverage company, in which Abe Yus granted AYFV the exclusive worldwide right to grant sub-licensees to any third parties to use Abe Yus’ trademarks for its food & beverage business chain (the “Abe Yus Licensing Agreement”). As the master franchisor, AYFV will manage brand loyalty and raw material supply. Under the Abe Yus Licensing Agreement, all the Abe Yus F&B outlets will be obligated to adopt TAZTE, our digital F&B management system, across all our businesses.

Morganfield’s

On May 1, 2023, through our subsidiary, Morgan Global Sdn. Bhd. and Morganfield’s Holdings Sdn. Bhd. (“Morganfield’s”), a restaurant chain specializing in comfort food and American-style barbecue, entered into a Worldwide Master License Agreement (the “Morganfield’s License Agreement”), in which Morganfield’s granted us an exclusive worldwide license to grant sub-licensees to third parties to use Morganfield’s trademarks for the restaurant business. Pursuant to the Morganfield’s License Agreement, Morganfield’s will also adopt our digital food & beverage management system, TAZTE, in its nine franchisees in Malaysia, China and Singapore, accelerating the rollout of TAZTE in the region.

The term of the Morganfield’s License Agreement is for a period of five years, from May 1, 2023 to May 1, 2028, and will automatically renew for another five years upon expiration of the initial term unless the Morganfield’s License Agreement is terminated by either party. We will be entitled the right to collect payment of the total monthly collections from our sub-licensees, namely current licensees and the newly-appointed sub-licensees provided that we pay to Morganfield’s the monthly management fees, the amount of which will range depending on our total monthly collection from our sublicensees in any given period, with a minimum monthly payment of RM 90,000 in year 1, RM 100,000 in year 2, RM 110,000 in year 3, RM 120,000 in year 4 and RM 130,000 in year 5.

Private Placement of Convertible Debentures

Terms of the Convertible Debentures

On February 28, 2023, we entered into the Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Purchaser, pursuant to which the Purchaser agreed to purchase the Convertible Debentures, in the aggregate principal amount of up to $5,500,000 in a private placement (the “Private Placement”) for a purchase price with respect to each Convertible Debenture of 92% of the initial principal amount of such Convertible Debenture. The purchase by the Purchaser of the First Convertible Debenture which has an initial issuance principal amount of $2,000,000 occurred on February 28, 2023 for a purchase price of $1,840,000 and the closing of the purchase of the Second Convertible Debenture which has an initial issuance a principal amount of $3,500,000 occurred shortly after the registration statement related to the prospectus for the shares of common stock issuable upon the conversion of the Convertible Debentures was declared effective by the SEC for a purchase price of $3,220,000. The total purchase price paid to us by the Purchaser for the Convertible Debentures in the Private Placement was $5,060,000. Prior to the execution of the Securities Purchase Agreement and the issuance of the First Convertible Debenture, we paid the Purchaser a one-time $20,000 due diligence and structuring fee.

Each Convertible Debenture accrues or will accrue interest on its full outstanding principal amount at 4% per annum and has a 12-month term. Assuming no conversions, prepayments or events of default have been made on or occurred with respect to the First Convertible Debenture, on the maturity date thereof, interest of $80,000 shall have accrued and be payable on the First Convertible Debenture. Upon the occurrence and continuance of an Event of Default (as defined below) with respect to any Convertible Debenture, its per annum interest rate will increase to 15%. As of July 31, 2023, no Event of Default has occurred under the First Convertible Debenture. Upon the occurrence and continuance of an Event of Default under the Second Convertible Debenture, its per annum interest rate will increase to 15%.

“Event of Default” means with respect to any Convertible Debenture: (i) the Company’s failure to pay to amounts due under such Convertible Debenture; (ii) the Company or any subsidiary of the Company is subject to bankruptcy or insolvency proceeding or similar proceeding and such proceedings remain undismissed for a period of sixty one (61) days; (iii) the Company or any subsidiary of the Company shall default in any of its payment obligations under any debenture, mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Company in an amount exceeding $100,000 and such default shall result in the full amount of such indebtedness becoming or being declared due and payable and such default is not thereafter cured within five (5) Business Days; (iv) the Company’s common stock shall cease to be quoted or listed for trading, as applicable, on any national exchange for a period of ten (10) consecutive trading days; (v) the Company shall be a party to certain change of control transactions (unless in connection with such change of control transaction such Convertible Debenture is retired; (vi) the Company’s (A) failure to deliver required number of shares of common stock as required under such Convertible Debenture or (B) notice, written or oral, to any holder of such Convertible Debenture of the Company’s intention not to comply with a request for conversion of such Convertible Debenture; (vii) the Company shall fail for any reason to deliver the payment in cash pursuant to a Buy-In (as defined in the Convertible Debenture) within five (5) Business Days after such payment is due; (viii) the Company’s failure to timely file with the SEC any of its periodic reports and such default is not thereafter cured within five (5) business days; (ix) any representation or warranty made or deemed to be made by or on behalf of the Company in or in connection with such Convertible Debenture or any of the other documents related to the Private Placement, or any waiver hereunder or thereunder, shall prove to have been incorrect in any material respect (or, in the case of any such representation or warranty already qualified by materiality, such representation or warranty shall prove to have been incorrect) when made or deemed made; (x) any material provision of any Transaction Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder, ceases to be in full force and effect; or the Company or any other person or entity contests in writing the validity or enforceability of any provision of any Convertible Debenture or any of the other documents related to the Private Placement; or the Company denies in writing that it has any or further liability or obligation under any Convertible Debenture or any of the other documents related to the Private Placement, or purports in writing to revoke, terminate (other than in line with the relevant termination provisions) or rescind any Convertible Debenture or any of the other documents related to the Private Placement; (xi) the Company uses the proceeds of the issuance of such Convertible Debenture, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulations T, U and X of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof), or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose; or (xii) any Event of Default (as defined in the other Convertible Denture or in any other documents related to the Private Placement) occurs with respect to any other Convertible Debenture, or any breach of any material term of any other debenture, note, or instrument held by the holder of such Convertible Debenture in the Company or any agreement between or among the Company and such holder; or (xiii) the Company shall fail to observe or perform any material covenant, agreement or warranty contained in, or otherwise commit any material breach or default of any provision of such Convertible Debenture (except as may be covered by another Event of Default) or any other any other document related to the Private Placement) which is not cured or remedied within the time prescribed or if no time is prescribed within ten (10) business days of notification thereof.

If any Event of Default occurs under a Convertible Debenture (other than an event with respect to a bankruptcy or insolvency), at the Purchaser election, all amounts owing in respect thereof, to the date of acceleration shall become immediately due and payable in cash; provided that, in the case of a bankruptcy or insolvency of the Company, all amounts owing in respect thereof, to the date of acceleration shall automatically become immediately due and payable in cash, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Company. The Purchaser will also have the right to convert such Convertible Debenture at the applicable conversion price.

The Convertible Debentures provide a conversion right, in which any portion of the principal amount of the Convertible Debentures, together with any accrued but unpaid interest, may be converted into our common stock at a conversion price equal to the lower of (i) $1.6204 (the “Fixed Price”) or (ii) 93% of the lowest daily volume weighted average price (the “VWAP”) of the common stock during the ten (10) trading days immediately preceding the date of conversion (but not lower than a floor price of $0.25).

 If a Trigger Event occurs, then the Company shall make monthly payments beginning on the 10th calendar day after the date on which a Trigger Event occurs and then on the same day of each successive calendar month. Each monthly payment shall be in an amount equal to the sum of (i) the lesser of (x) $1,000,000 and (y) the outstanding principal of the Convertible Debentures (the “Triggered Principal Amount”), plus (ii) a redemption premium of 7% of such Triggered Principal Amount, plus (iii) accrued and unpaid interest hereunder as of each payment date. The obligation of the Company to make monthly payments shall cease if any time after the Trigger Date the daily VWAP is greater than the Floor Price for a period of 5 of 7 consecutive Trading Days, unless a new Trigger Event occurs.

“Trigger Event” means the daily VWAP is less than the $0.25 for five Trading Days during a period of any 5 of 7 consecutive trading days.

Under the Convertible Debentures, the Company has the right, but not the obligation, to redeem (“Optional Redemption”) early a portion or all amounts outstanding under the Convertible Debentures; provided that (i) the closing price of the Company’s common stock on the date of such Optional Redemption is less than $1.6204 and (ii) the Company provides the Holder with at least 5 business days’ prior written notice (each, a “Redemption Notice”) of its desire to exercise an Optional Redemption. The “Redemption Amount” shall be equal to the outstanding Principal balance being redeemed by the Company, plus a 10% premium on the principal amount being redeemed, plus all accrued and unpaid interest. If we elect to redeem the full $5,500,0000 principal amount of the Convertible Debentures, such premium payable will equal to $550,000.

As of November 28, 2023, we have issued 5,091,723 shares of common stock to the Purchaser.

Occurrence of a Trigger Event

On September 28, 2023, a Trigger Event occurred. In response to the Trigger Event occurrence, we entered into an agreement effective October 5, 2023 with the Purchaser in which we agreed to pay the Purchaser on October 6, 20023 an amount that exceeded the amount required to be paid as the first monthly Trigger Event payment, which consisted of (i) $1,092,071 and (ii) an additional payment in the amount of $500,000 (of which $467,289.72 was applied towards principal and $32,710.28 towards the Redemption Premium of 7%). In return the Purchaser agreed (i) unless an Event of Default has occurred or we consent, beginning on October 5, 2023 and ending on November 18, 2023, it shall not sell any of our shares of common stock at a price per share less than $1.00 and (ii) that any subsequent monthly Trigger Event payments that may become due shall be deferred until November 28, 2023, and continuing on the same day of each successive calendar month thereafter.

On October 20, 2023, the Trigger Event was cured and no further Trigger Event payments are required with respect to the Trigger Event that occurred on September 28, 2023.

Summary Risk Factors

This offering and the ownership of our common stock is subject to a number of risks. You should be aware of these risks before making an investment decision. These risks are discussed more fully in the “Risk Factor section of this Prospectus. These risks include, among others, that:

●	There is substantial doubt about our ability to continue as a going concern;

●	We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful;

●	If we fail to raise capital when needed it will have a material adverse effect on our business, financial condition and results of operations;

●	None of our material contracts are long term and if not renewed could have a material adverse effect on our business;

●	We rely on email, internet search engines and application marketplaces to drive traffic to our ZCITY App, certain providers of which offer products and services that compete directly with our products. If links to our applications and website are not displayed prominently, traffic to our ZCITY App could decline and our business would be adversely affected;

●	The ecommerce market is highly competitive and if we do not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis our business could be adversely affected;

●	The market for our ZCITY App is new and unproven;

●	If we are unable to expand our systems or develop or acquire technologies to accommodate increased volume or an increased variety of operating systems, networks and devices broadly used in the marketplace our ZCITY App could be impaired;

●	As we increase our reliance on cloud-based applications and platforms to operate and deliver our products and services, any disruption or interference with these platforms could adversely affect our financial condition and results of operations;

●	Our failure to successfully market our ZCITY App could result in adverse financial consequences;

●	We may not be able to successfully develop and promote new products or services which could result in adverse financial consequences;

●	A decline in the demand for goods and services of the merchants included in the ZCITY App could result in adverse financial consequences;

●	The effective operation of our platform is dependent on technical infrastructure and certain third-party service providers;

●	There is no assurance that we will be profitable;

●	We could lose the right to the use of our domain names;

●	We may be required to expend resources to protect ZCITY App information or we may be unable to launch our services;

●	Breaches of our online commerce security could occur and could have an adverse effect on our reputation;

●	We rely on the performance of highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business could be harmed;

●	We face the risk that changes in the policies of the Malaysian government could have a significant impact upon the business we may be able to conduct in Malaysia and the profitability of such business;

●	Any potential disruption in and other risks relating to our merchants’ supply chain could increase the costs of their products or services to consumers, potentially causing consumers to limit their spending or seek products or services from alternative businesses that may not be registered as a merchant with us, which may ultimately affect the total number of users using our platform and harm our business, financial condition and results of operations;

●	Geopolitical conditions, including acts of war or terrorism or unrest in the regions in which we operate could adversely affect our business;

●	Because our principal assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. Federal Securities Laws against us and our officers and directors or to enforce a judgment of a United States court against us or our officers and directors;

●	Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us;

●	We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock;

●	Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business;

●	If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed;

●	Our management will have broad discretion over the use of any net proceeds from this offering and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully;

●	There is no established public trading market for the Pre-funded Warrants being offered in this offering, and we do not expect a market to develop for the Pre-funded Warrants;

●	The Pre-funded Warrants are speculative in nature;

●	A large number of shares of our common stock issuable upon conversion of the Convertible Debentures may be sold in the market, which may depress the market price of our common stock and substantially dilute stockholders’ voting power;

●	The occurrence of an Event of Default under a Convertible Debenture could lead to increased amounts payable under the Convertible Debentures and could cause an acceleration of the Convertible Debentures and materially and adversely affect our operations;

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline;

●	We may not be able to continue to satisfy listing requirements of Nasdaq to maintain a listing of our common stock; and

●	If there is no viable public market for our common stock, you may be unable to sell your shares at or above your purchase price.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jobs Act. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future, but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies.

These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies.

SUMMARY OF THE OFFERING

Securities offered	26,014,000 shares of common stock at an offering price of $0.10 per share and 14,000,000 Pre-funded Warrants, each with a right to purchase one share of common stock, in lieu of shares of common stock that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock. The Pre-funded Warrants have an exercise price of $0.0001 per share, will be exercisable immediately and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. We are also offering the shares of common stock issuable upon exercise of the Pre-funded Warrants.

Common stock outstanding prior to the offering(1)(2)	27,425,309 shares.

Common stock to be outstanding after the offering(2)	53,439,309 shares, assuming no exercise of the over-allotment option and no exercise of any Pre-funded Warrants.

Use of proceeds	We currently intend to use the net proceeds to us from this offering for repayment of a convertible note issued to YA II PN, Ltd, and for general corporate purposes, including working capital. See “Use of Proceeds” beginning on page 33.

Offering price	$0.10 per share (minus $0.0001 per Pre-funded Warrant).

Over-allotment option	The underwriter has a 45-day option to purchase up to an additional 6,002,100 shares of common stock and/or Pre-funded Warrants (15% of the shares of common stock and Pre-funded Warrants sold in this offering).

Transfer agent	Vstock Transfer, LLC.

Risk factors	You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 14 of this prospectus before deciding whether or not to invest in shares of our common stock.

Lock-up agreements	You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 14 of this prospectus before deciding whether or not to invest in shares of our common stock. We have agreed that, without the prior written consent of EF Hutton LLC, we will not, during the period commencing November 1, 2023 and ending on January 24, 2024 (including any extensions of such period) and additionally for a period of ninety (90) days after the closing of this public offering (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (ii) file or caused to be filed any registration statement (excluding a S-8 registration statement) with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of our capital stock or such other securities, in cash or otherwise. Additionally, our directors and officers are required to enter into customary “lock-up” agreements in favor of EH Hutton pursuant to which such persons and entities shall agree, for a period of ninety (90) days after the closing of this public offering, that they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, subject to customary exceptions.

(1)	As of November 28, 2023.

(2)

Excludes (i) 100,000 shares of our common stock issuable upon the exercise of warrants at an exercise price of $5.00 per share issued to the underwriter in our initial public offering that closed on August 15, 2022 and (ii) 7,600,000 shares of our common stock underlying the Convertible Debentures as of November 28, 2023.

RISK FACTORS

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occur, our business and financial performance could be adversely affected, our actual results could differ materially from our expectations, and the price of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may adversely affect our business and financial performance. You should carefully consider the risks described below, together with all other information included in this prospectus including our financial statements and related notes, before making an investment decision. The statements contained in this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and investors in our securities may lose all or part of their investment.

Risks Related to Our Business

There is substantial doubt about our ability to continue as a going concern.

We have incurred substantial operating losses since our inception. For the year ended June 30, 2023, we had approximately $4.6 million cash on hand, an accumulated deficit of approximately $31.4 million at June 30, 2023, a net loss of approximately $11.7 million for the year ended June 30, 2023, and approximately $9.6 million net cash used by operating activities for the year ended June 30, 2023. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We anticipate incurring additional losses until such time, if ever, that we will be able to effectively market our products.

The net proceeds from our sale of shares of our common stock and Pre-funded Warrants, if any, in this offering will be approximately $4.3 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We believe that the net proceeds from this offering will meet our capital needs for the next 5 months under our current business plan.

If we have insufficient capital to operate our business under our current business plan, we have contingency plans for our business that include, among other things, the delay of the introduction of new products and a reduction in headcount which is expected to substantially reduce revenue growth and delay our profitability. There can be no assurance that our implementation of these contingency plans will not have a material adverse effect on our business.

Following this offering, we will seek to obtain additional capital through the sale of debt or equity financings or other arrangements to fund operations; however, there can be no assurance that we will be able to raise needed capital under acceptable terms, if at all. The sale of additional equity may dilute investors and newly issued shares may contain senior rights and preferences compared to currently outstanding shares of common stock. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to stockholders. If we are unable to obtain such additional financing, future operations would need to be scaled back or discontinued.

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a limited operating history on which to base an evaluation of our business and prospects. We are subject to all the risks inherent in a small company seeking to develop, market and distribute new services, particularly companies in evolving markets such as the internet, technology and payment systems. The likelihood of our success must be considered, in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development, introduction, marketing and distribution of new products and services in a competitive environment.

Such risks for us include, but are not limited to, dependence on the success and acceptance of our services, the ability to attract and retain a suitable client base and the management of growth. To address these risks, we must, among other things, generate increased demand, attract a sufficient clientele base, respond to competitive developments, increase the “ZCITY” brand names’ visibility, successfully introduce new services, attract, retain and motivate qualified personnel and upgrade and enhance our technologies to accommodate expanded service offerings. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

We are therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues.

If we fail to raise capital when needed it will have a material adverse effect on our business, financial condition and results of operations.

We have limited revenue-producing operations and will require the proceeds from our recently concluded offering to execute our full business plan. We believe the proceeds from our previous offering will be sufficient to cover our funding needs until part way through the first calendar quarter of 2024. Further, no assurance can be given if additional capital is needed as to how much additional capital will be required or that additional financing can be obtained, or if obtainable, that the terms will be satisfactory to us, or that such financing would not result in a substantial dilution of shareholder interest. A failure to raise capital when needed would have a material adverse effect on our business, financial condition and results of operations. In addition, debt and other equity financing may involve a pledge of assets and may be senior to interests of equity holders. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital or to pursue business opportunities, including potential acquisitions. If adequate funds are not obtained, we may be required to reduce, curtail or discontinue operations.

None of our material contracts are long term and if not renewed could have a material adverse effect on our business.

We have entered into material contracts with a number of companies that directly or indirectly provide the goods and services that appear on our ZCITY App. The majority of these contracts can be terminated by any party with 30 days’ notice. The contract with iPay88 (the “iPay88 Agreement”), which provides the payment gateway for many of the brands that can be accessed through the ZCITY App, has no termination clause which means that iPay88 could terminate the iPay88 Agreement without any notice. If one or more of these contracts were not renewed or were terminated and we were not able to enter into agreements with others that could replace these services, the ZCITY App could lose material features and in turn we could find it harder to maintain and grow our user base, which would have a material adverse effect on our business. For a description of these material contracts See “Business—About ZCITY App.”

We rely on email, internet search engines and application marketplaces to drive traffic to our ZCITY App, certain providers of which offer products and services that compete directly with our products. If links to our applications and website are not displayed prominently, traffic to our ZCITY App could decline and our business would be adversely affected.

Email continues to be a verification source of organic traffic for us. If email providers or internet service providers implement new or more restrictive email or content delivery or accessibility policies, including with respect to net neutrality, it may become more difficult to deliver emails to our users or for user verification process. For example, certain email providers, including Google, categorize our emails as “promotional,” and these emails are directed to an alternate, and less readily accessible, section of a users’ inbox. If email providers materially limit or halt the delivery of our emails, or if we fail to deliver emails to users in a manner compatible with email providers’ email handling or authentication technologies, our ability to contact users through email could be significantly restricted. In addition, if we are placed on “spam” lists or lists of entities that have been involved in sending unwanted, unsolicited emails, marketing campaigns and business updates could be substantially harmed.

We rely heavily on Internet search engines, such as Google, to drive traffic to our ZCITY App through their unpaid search results and on application marketplaces to drive downloads of our applications. Although search results and application marketplaces have allowed us to attract a large audience with low organic traffic acquisition costs to date, if they fail to drive sufficient traffic to our ZCITY App, we may need to increase our marketing spend to acquire additional traffic. We cannot assure you that the value we ultimately derive from any such additional traffic would exceed the cost of acquisition, and any increase in marketing expense may in turn harm our operating results.

The amount of traffic we attract from search engines is due in large part to how and where information from and links to our website are displayed on search engine result pages. The display, including rankings, of unpaid search results can be affected by a number of factors, many of which are not in our direct control, and may change frequently. Search engines have made changes in the past to their ranking algorithms, methodologies and design layouts that may have reduced the prominence of links to our ZCITY App and negatively impacted our traffic, and we expect they will continue to make such changes from time to time in the future. Similarly, marketplace operators may make changes to their marketplaces that make access to our products more difficult. For example, our applications may receive unfavorable treatment compared to the promotion and placement of competing applications, such as the order in which they appear within marketplaces.

We may not know how or otherwise be in a position to influence search results or our treatment in application marketplaces. With respect to search results in particular, even when search engines announce the details of their methodologies, their parameters may change from time to time, be poorly defined or be inconsistently interpreted. For example, Google previously announced that the rankings of sites showing certain types of app install interstitials could be penalized on its mobile search results pages. While we believe the type of interstitial we currently use is not being penalized, we cannot guarantee that Google will not unexpectedly penalize our app install interstitials, causing links to our mobile website to be featured less prominently in Google’s mobile search results and harming traffic to our ZCITY App as a result.

In some instances, search engine companies and application marketplaces may change their displays or rankings in order to promote their own competing products or services or the products or services of one or more of our competitors. For example, Google has integrated its local product offering with certain of its products, including search and maps. The resulting promotion of Google’s own competing products in its web search results has negatively impacted the search ranking of our website. Because Google in particular is the most significant source of traffic to our website, accounting for a substantial portion of the visits to our website, our success depends on our ability to maintain a prominent presence in search results for queries regarding local businesses on Google. As a result, Google’s promotion of its own competing products, or similar actions by Google in the future that have the effect of reducing our prominence or ranking on its search results, could have a substantial negative effect on our business and results of operations.

The ecommerce market is highly competitive and if we do not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis our business could be adversely affected.

The internet-based ecommerce business is highly competitive and we compete with several different types of companies that offer some form of user-vendor connection experience, as well as marketing data companies. Certain of these competitors may have greater industry experience or financial and other resources than us.

To become and remain competitive, we will require research and development, marketing, sales and client support. We may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect our business, financial condition and results of operations. We intend to differentiate ourselves from competitors by developing a payments platform that allows consumers and merchants to accept and use bonus points.

The market for consumer’s lifestyle is rapidly evolving and intensely competitive, and we expect competition to intensify further in the future. There is no guarantee that any factors that differentiate us from our competitors will give us a market advantage or continue to be a differentiating factor for us in the foreseeable future. Competitive pressures created by our direct or indirect competitors could have a material adverse effect on our business, results of operations and financial condition.

The market for our ZCITY App is new and unproven.

We were founded in 2020 and ZCITY was founded in 2017 and since our inception have been creating products for the developing and rapidly evolving market for API-based software platforms, a market that is largely unproven and is subject to a number of inherent risks and uncertainties. We believe that our future success will depend in large part on the growth, if any, in the market for software platforms that provide features and functionality to create the entire lifestyle ecosystem. It is difficult to predict customer adoption and renewal rates, customer demand for our solutions, the size and growth rate of the overall market that our ZCITY App addresses, the entry of competitive products or the success of existing competitive products. Any expansion of the market our ZCITY App addresses depends upon a number of factors, including the cost, performance and perceived value associated with such solutions. If the market our ZCITY App addresses does not achieve significant additional growth or there is a reduction in demand for such solutions caused by a lack of customer acceptance, technological challenges, competing technologies and products or decreases in corporate spending, it could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to expand our systems or develop or acquire technologies to accommodate increased volume or an increased variety of operating systems, networks and devices broadly used in the marketplace our ZCITY App could be impaired.

We seek to generate a high volume of traffic and transactions through our technologies. Accordingly, the satisfactory performance, reliability and availability of our website and platform, processing systems and network infrastructure are critical to our reputation and our ability to attract and retain large numbers of users who transact sales on our platform through a variety of operating systems, networks and devices while maintaining adequate customer service levels. Our revenues depend, in substantial way, on the volume of user transactions that are successfully completed. Any system interruptions that result in the unavailability of our service or reduced customer activity would ultimately reduce the volume of transactions completed. Interruptions of service may also diminish the attractiveness of our company and our services. Any substantial increase in the volume of traffic on our ZCITY App, the number of transactions being conducted by customers or substantial increase in the variety of operating systems, networks or devices that are broadly used in the market will require us to expand and upgrade our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of the ZCITY App or timely expand and upgrade our systems and infrastructure to accommodate such increases or increases in the variety of operating systems, networks or devices in a timely manner. Any failure to expand or upgrade our systems could have a material adverse effect on our business, results of operations and financial condition.

We use internally developed systems to operate our service and for transaction processing. We must continually enhance and improve these systems in order to accommodate the level of use of our products and services and increase our security. Furthermore, in the future, we may add new features and functionality to our services that would result in the need to develop or license additional technologies. Our inability to add new software and hardware to develop and further upgrade our existing technology, transaction processing systems or network infrastructure to accommodate increased traffic on our platforms or increased transaction volume through our processing systems or to accommodate new operating systems, networks or devices broadly used in the marketplace or to provide new features or functionality may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality of the user’s experience on our service, and delays in reporting accurate financial information. There can be no assurance that we will be able in a timely manner to effectively upgrade and expand our systems or to integrate smoothly any newly developed or purchased technologies with our existing systems. Any inability to do so would have a material adverse effect on our business, results of operations and financial condition.

As we increase our reliance on cloud-based applications and platforms to operate and deliver our products and services, any disruption or interference with these platforms could adversely affect our financial condition and results of operations.

We rely on cloud-based applications and platforms for critical business functions. We also are migrating a significant portion of our computing infrastructure to third party hosted cloud-based computing platforms. If we are not able to complete this migration on our expected timeline, we could incur additional costs. Further, these migrations can be risky and may cause disruptions to the availability of our products due to service outages, downtime or other unforeseen issues that could increase our costs. We also may be subject to additional risk of cybersecurity breaches or other improper access to our data or confidential information during or following migrations to cloud-based computing platforms. In addition, cloud computing services may operate differently than anticipated when introduced or when new versions or enhancements are released. As we increase our reliance on cloud-based computing services, our exposure to damage from service interruptions may increase. In the event any such issues arise; it may be difficult for us to switch our operations from our primary cloud-based providers to alternative providers. Further, any such transition could involve significant time and expense and could negatively impact our ability to deliver our products and services, which could harm our financial condition and results of operations.

Our failure to successfully market our ZCITY App could result in adverse financial consequences.

We believe that continuing to strengthen our ZCITY App is critical to achieving our widespread acceptance, particularly in light of the competitive nature of our market. Promoting and positioning our ZCITY App will depend largely on the success of our marketing efforts and our ability to provide high quality services. In order to promote our ZCITY App, we will need to increase our marketing budget and otherwise increase our financial commitment to creating and maintaining brand loyalty among users. There can be no assurance that ZCITY App promotion activities will yield increased revenues or that any such revenues would offset the expenses incurred by us in building our ZCITY App. Further, there can be no assurance that any new users attracted to us will conduct transactions over the ZCITY App on a regular basis. If we fail to promote and maintain our brand or incur substantial expenses in an attempt to promote and maintain our brand or if our existing or future strategic relationships fail to promote the ZCITY App or increase awareness, our business, results of operations and financial condition would be materially adversely affected.

We may not be able to successfully develop and promote new products or services which could result in adverse financial consequences.

We plan to expand our operations by developing and promoting new or complementary services, products or transaction formats or expanding the breadth and depth of services. There can be no assurance that we will be able to expand our operations in a cost-effective or timely manner or that any such efforts will maintain or increase overall market acceptance. Furthermore, any new business or service launched by us that is not favorably received by consumers could damage our reputation and diminish the value of our brand. Expansion of our operations in this manner would also require significant additional expenses and development, operations and other resources and would strain our management, financial and operational resources. The lack of market acceptance of such services or our inability to generate satisfactory revenues from such expanded services to offset their cost could have a material adverse effect on our business, results of operations and financial condition.

In addition, if we are unable to keep up with changes in technology and new hardware, software and services offerings, for example, by providing the appropriate training to out account managers, sales technology specialists, engineers and consultants to enable them to effectively sell and deliver such new offerings to customers, our business, results of operations or financial condition could be adversely affected.

A decline in the demand for goods and services of the merchants included in the ZCITY App could result in adverse financial consequences.

We expect to derive most of our revenues from fees from successfully completed transactions on our consumer facing platforms. Our future revenues will depend upon continued demand for the types of goods and services that are offered by the merchants that are included on such platforms. Any decline in demand for the goods offered through our services as a result of changes in consumer trends could have a material adverse effect on our business, results of operations and financial condition.

The effective operation of our platform is dependent on technical infrastructure and certain third-party service providers.

Our ability to attract, retain and serve customers is dependent upon the reliable performance of our ZCITY App and the underlying technical infrastructure. We may fail to effectively scale and grow our technical infrastructure to accommodate these increased demands. In addition, our business will be reliant upon third party partners such as financial service providers and cash-out providers, payment terminals and equipment providers. Any disruption or failure in the services from third party partners used to facilitate our business could harm our business. Any financial or other difficulties these partners face may adversely affect our business, and we exercise little control over these partners, which increases vulnerability to problems with the services they provide.

There is no assurance that we will be profitable.

There is no assurance that we will earn profits in the future or that profitability will be sustained. There is no assurance that future revenues will be sufficient to generate the funds required to continue our business development and marketing activities. If we do not have sufficient capital to fund our operations, we may be required to reduce our sales and marketing efforts or forego certain business opportunities.

We could lose the right to the use of our domain names.

We have registered domain names for our website that we use in our business. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our products under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours, especially in light of our expected expansion in SEA countries and East Asia. Domain names similar to ours may be registered in the United States and elsewhere. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management’s attention.

We may be required to expend resources to protect ZCITY App information or we may be unable to launch our services.

From time to time, other companies may copy information from our ZCITY App, through website scraping, robots or other means, and publish or aggregate it with other information for their own benefit. We have no assurance other companies will not copy, publish or aggregate content from our ZCITY App in the future. When third parties copy, publish or aggregate content from our ZCITY App, it makes them more competitive, and decreases the likelihood that consumers will visit our website or use our mobile app to find the information they seek, which could negatively affect our business, results of operations and financial condition. We may not be able to detect such third-party conduct in a timely manner and, even if we could, we may not be able to prevent it. In some cases, particularly in the case of websites operating outside of the United States, our available remedies may be inadequate to protect us against such practices. In addition, we may be required to expend significant financial or other resources to successfully enforce our rights.

Breaches of our online commerce security could occur and could have an adverse effect on our reputation.

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography and cybersecurity or other events or developments will not result in a compromise or breach of the technology used by us to protect customer transaction data. If any such compromise of our security were to occur, it could have a material adverse effect on our reputation and, therefore, on our business, results of operations and financial condition. Furthermore, a party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that our activities involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. There can be no assurance that our security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on our business, results of operations and financial condition.

We may not have the ability to manage our growth.

We anticipate that significant expansion will be required to address potential growth in our customer base and market opportunities. Our anticipated expansion is expected to place a significant strain on our management, operational and financial resources. To manage any material growth of our operations and personnel, we may be required to improve existing operational and financial systems, procedures and controls and to expand, train and manage our employee base. There can be no assurance that our planned personnel, systems, procedures and controls will be adequate to support our future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that our management will be able to successfully identify, manage and exploit existing and potential market opportunities. If we are unable to manage growth effectively, our business, prospects, financial condition and results of operations may be materially adversely affected.

We rely on the performance of highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business could be harmed.

We are, and will be, heavily dependent on the skill, acumen and services of our management and other employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan, and we may not be able to find adequate replacements. All of our officers and employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be harmed.

Illegal use of our ZCITY App could result in adverse consequences to us.

Despite measures we will implement to detect and prevent identify theft or other fraud, our ZCITY App remains susceptible to potentially illegal or improper uses. Despite measures we will take to detect and lessen the risk of this kind of conduct, we cannot assure that these measures will succeed. Our business could suffer if customers use the ZCITY App for illegal or improper purposes.

If merchants on our ZCITY App are operating illegally, we could be subject to civil and criminal lawsuits, administrative action and prosecution for, among other things, money laundering or for aiding and abetting violations of law. We would lose the revenues associated with these accounts and could be subject to material penalties and fines, both of which would seriously harm our business.

We are subject to certain risks by virtue of our international operations.

We operate and expand internationally. We expect to expand our international operations significantly by accessing new markets abroad and expanding our offerings in new languages: not less than all languages in SEA countries and Japan. Our platform is now available in English and several other languages. However, we may have difficulty modifying our technology and content for use in non-English-speaking markets or fostering new communities in non-English-speaking markets. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources, and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. Furthermore, in most international markets, we would not be the first entrant, and our competitors may be better positioned than we are to succeed. Expanding internationally may subject us to risks that we have either not faced before or increase our exposure to risks that we currently face, including risks associated with:

●	recruiting and retaining qualified, multi-lingual employees, including customer support personnel;

●	increased competition from local websites and guides and potential preferences by local populations for local providers;

●	compliance with applicable foreign laws and regulations, including different privacy, censorship and liability standards and regulations and different intellectual property laws;

●	providing solutions in different languages for different cultures, which may require that we modify our solutions and features to ensure that they are culturally relevant in different countries;

●	the enforceability of our intellectual property rights;

●	credit risk and higher levels of payment fraud;

●	compliance with anti-bribery laws;

●	currency exchange rate fluctuations;

●	foreign exchange controls that might prevent us from repatriating cash earned outside the United States;

●	political and economic instability in some countries;

●	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate; and

●	higher costs of doing business internationally.

We do not have liability business interruption, litigation or natural disaster insurance.

We do not have any business liability, disruption insurance or any other forms of insurance coverage for our operations in Malaysia because our business is still in planning and early stage. Any potential liability, business interruption, litigation or natural disaster may result in our business incurring substantial costs and the diversion of resources.

The economy of Malaysia in general might not grow as quickly as expected, which could adversely affect our revenues and business prospects.

Our business and prospects depend on the continuing development of the economy in Malaysia. We cannot assure you that the Malaysian economy will continue to grow at the same pace as in the past. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty. In the event that the Malaysian economy suffers, demand for the services and/or products of our wholly owned subsidiaries may diminish, which would in turn result in decreased likelihood of profitability. This could in turn result in a substantial need for restructuring of our business objectives and could result in a partial or entire loss of an investment in our Company.

We face the risk that changes in the policies of the Malaysian government could have a significant impact upon the business we may be able to conduct in Malaysia and the profitability of such business.

Policies of the Malaysian government can have significant effects on the economic conditions of Malaysia. A change in policies by the Malaysian government could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies or the expropriation or nationalization of private enterprises. We cannot assure you that the government will continue to pursue current policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting Malaysia’s political, economic and social environment.

We are subject to foreign exchange control policies in Malaysia.

The ability of our subsidiaries to pay dividends or make other payments to us may be restricted by the foreign exchange control policies in the countries where we operate. For example, there are foreign exchange policies in Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of Bank Negara Malaysia (“BNM”), the central bank of Malaysia. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Foreign Exchange Administration rules issued by BNM, non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event BNM or any other country where we operate introduces any restrictions in the future, we may be affected in our ability to repatriate dividends or other payments from our subsidiaries in Malaysia or in such other countries. Since we are a holding company and rely principally on dividends and other payments from our subsidiaries for our cash requirements, any restrictions on such dividends or other payments could materially and adversely affect our liquidity, financial condition and results of operations.

Malaysia is experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability.

While the Malaysian economy has experienced rapid growth over the last two decades, they have also experienced inflationary pressures. As governments take steps to address inflationary pressures, there may be significant changes in the availability of bank credits, interest rates, limitations on loans, restrictions on currency conversions and foreign investment. There also may be imposition of price controls. If our revenues rise at a rate that is insufficient to compensate for the rise in our costs, it may have an adverse effect on our profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth, which may harm our business, financial condition and results of operations.

If inflation increases significantly in SEA countries, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Should inflation in SEA countries, including Malaysia, increase significantly, our costs, including our staff costs are expected to increase. Furthermore, high inflation rates could have an adverse effect on the countries’ economic growth, business climate and dampen consumer purchasing power. As a result, a high inflation rate in SEA countries, including Malaysia, could materially and adversely affect our business, results of operations, financial condition and prospects.

Any potential disruption in and other risks relating to our merchants’ supply chain could increase the costs of their products or services to consumers, potentially causing consumers to limit their spending or seek products or services from alternative businesses that may not be registered as a merchant with us, which may ultimately affect the total number of users using our platform and harm our business, financial condition and results of operations.

Our offline and online merchants obtain their products, or the raw materials comprised of their products or used in their services, from manufacturers and distributors located around the world, and may have entered into long-term contracts or exclusive agreements that would ensure their ability to acquire the types and quantities of products or raw materials they desire at acceptable prices and in a timely manner. Any potential disruption in and other risks relating to the offline or online merchants’ supply chain as a result of the COVID-19 pandemic or Russia’s invasion of Ukraine, could increase the costs of their products or services to consumers, potentially causing consumers to limit their spending or seek products or services from alternative businesses that may not be registered as a merchant with us, which may ultimately affect the total number of users using our platform and harm our business, financial condition and results of operations.

Our business will be exposed to foreign exchange risk.

We derive most of our revenue from the operations of our ZCITY App in Malaysia and expect to derive our revenue from Malaysia, other SEA countries and Japan in the future. Our functional currencies will by necessity be the currencies of the countries of SEA and Japan. Our reporting currency is the U.S. dollar. We translate our results of operations using the average exchange rate for the period, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions, and we translate our financial position at the period-end exchange rate. Accordingly, any significant fluctuation between the currencies of countries of SEA and Japan on the one hand and the U.S. dollar on the other could expose us to foreign exchange risk.

Some of the currencies of the countries of SEA are not freely convertible. The foreign exchange management regime of many SEA countries has transitioned from a system of fixed multiple exchange rates controlled by the state banks to a system of flexible exchange rates regulated largely by market forces, though transfers of currency is regulated and controlled in some countries. A significant depreciation in many of the currencies of countries of SEA against major foreign currencies may have a material adverse impact on our results of operations and financial condition because our reporting currency is the U.S. dollar. There can be no assurance, that the governments will continue to relax their foreign exchange regulations, that they will maintain the same foreign exchange policy or that there will be sufficient foreign currency available in the market for currency conversions. If, in the future, the regulations restrict our ability to convert local currencies or there is insufficient foreign currency available in the market, we may be unable to meet any foreign currency payment obligations.

Fluctuations in exchange rates in the Malaysian Ringgit (“RM”) could adversely affect our business and the value of our securities.

The value of the RM against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Malaysia’s political and economic conditions. The value of our common stock will be indirectly affected by the foreign exchange rate between U.S. dollars and RM and between those currencies and other currencies in which our revenue may be denominated. Appreciation or depreciation in the value of the RM relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. As we rely entirely on revenues earned in Malaysia, any significant revaluation of RM may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into RM for our operations, appreciation of the RM against the U.S. dollar could cause the RM equivalent of U.S. dollars to be reduced and therefore could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our RM into U.S. dollars for the purpose of making dividend payments on our common stock or for other business purposes and the U.S. dollar appreciates against the RM, the U.S. dollar equivalent of the RM we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a change to our operations and a reduction in the value of these assets.

Geopolitical conditions, including acts of war or terrorism or unrest in the regions in which we operate could adversely affect our business.

Most of our operations and business activities are conducted in Malaysia, whose economy and legal system remain susceptible to risks associated with an emerging economy and which is subject to higher geopolitical risks than developed countries. Social and political unrest could give rise to various risks, such as loss of employment and safety and security risks to persons and property. Additionally, our operations could be disrupted by acts of war, terrorist activity or other similar events, including the current or anticipated impact of military conflict and related sanctions imposed on Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations by the United States and other countries due to Russia’s invasion of Ukraine in February 2022 and the Israel-Palestine war in October 2023. It is not possible to predict the broader consequences of the conflicts, including related geopolitical tensions, and the measures and retaliatory actions taken by the U.S. and other countries in respect thereof and with regard to the Russia-Ukraine war, any counter measures or retaliatory actions by Russia or Belarus in response, including, for example, potential cyberattacks or the disruption of energy exports. The Russia-Ukraine and Israel-Palestine wars are likely to cause regional instability and geopolitical shifts and could materially adversely affect global trade, currency exchange rates, regional economies and the global economy. Any such event may in turn have a material and adverse effect on our business, results of operations and financial position.

Because our principal assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. Federal Securities Laws against us and our officers and directors or to enforce a judgment of a United States court against us or our officers and directors.

All of our directors and officers reside outside of the United States. In addition, substantially all of our assets are located outside of the United States. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us in the courts of either the U.S. or Malaysia and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in Malaysian courts.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

In preparing our consolidated financial statements as of and for the year ended June 30, 2023, we and our independent registered public accounting firms identified 2 material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified included the following: (1) Inadequate U.S. GAAP expertise. The current accounting staff is inexperienced in applying U.S.GAAP standard as they are primarily engaged in ensuring compliance with International Financial Reporting Standards (“IFRS”) accounting and reporting requirement for our consolidated operating entities, and thus require substantial training. The current staff’s accounting skills and understanding as to how to fulfill the requirements of U.S. GAAP-based reporting, including subsidiary financial statements consolidation, are inadequate; and (2) Inadequate internal audit function. We lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures and lack of adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned.

Following the identification of the material weaknesses and control deficiencies, we plan to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) establishing internal audit function by engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley Act compliance requirements and improvement of overall internal control; and (iv) strengthening corporate governance. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our common stocks, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Overtime, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information which could result in an investigation by the SEC and civil or criminal sanctions; investors losing confidence in the accuracy of our periodic reports filed under the Exchange Act; and a decline in our stock price.

We are an “emerging growth company” under the JOBS Act and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are not applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to take advantage of the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act, although we will lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.

The elimination of personal liability against our directors and officers under Delaware law and the existence of indemnification rights held by our directors, officers and employees may result in substantial expenses.

Our certificate of incorporation, as amended (“Certificate of Incorporation”) eliminates the personal liability of our directors and officers to us and our stockholders for damages for breach of fiduciary duty as a director or officer to the extent permissible under Delaware law. Further, our bylaws (“Bylaws”) provide that we are obligated to indemnify each of our directors or officers to the fullest extent authorized by the Delaware law and, subject to certain conditions, advance the expenses incurred by any director or officer in defending any action, suit or proceeding prior to its final disposition. Those indemnification obligations could expose us to substantial expenditures to cover the cost of settlement or damage awards against our directors or officers, which we may be unable to afford. Further, those provisions and resulting costs may discourage us or our stockholders from bringing a lawsuit against any of our current or former directors or officers for breaches of their fiduciary duties, even if such actions might otherwise benefit our stockholders.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to support the development of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our Board after taking into account various factors, including, but not limited to, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. In addition, our ability to pay dividends on our common stock may be limited by Delaware state law. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

Regulatory Risks

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in Malaysia, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. These laws and regulations impose added costs on our business. Non-compliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and products;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts;

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices and other penalties, which could negatively affect our business and results of operations. Changes in social, political and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

Regulation of the internet generally could have adverse consequences on our business.

We are also subject to regulations and laws in Malaysia specifically governing the internet and e-commerce. Existing and future laws and regulations may impede the growth of the Internet, e-commerce or other online services, and increase the cost of providing online services. These regulations and laws may cover sweepstakes, taxation, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, broadband residential Internet access and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales, use and other taxes, libel and personal privacy apply to the internet and e-commerce. Unfavorable resolution of these issues may harm our business and results of operations.

Privacy regulations could have adverse consequences on our business.

We receive, collect, store, process, transfer and use personal information and other user data. There are numerous international laws and regulations regarding privacy, data protection, information security and the collection, storing, sharing, use, processing, transfer, disclosure and protection of personal information and other content, the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries, or conflict with other laws and regulations. We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection and information security. We strive to comply with applicable laws, regulations, policies and other legal obligations relating to privacy, data protection and information security to the extent possible. However, the regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security or disclosure of our users’ data, or their interpretation, or any changes regarding the manner in which the express or implied consent of users for the collection, use, retention or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

We also expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties or any other legal obligations or regulatory requirements relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise have an adverse effect on our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our ZCITY App.

Additionally, if third parties we work with violate applicable laws, regulations or agreements, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us and otherwise have an adverse effect on our reputation and business. Further, public scrutiny of or complaints about technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Regulation of gift cards or “E-vouchers” could have adverse consequences on our business.

Our platform’s payment system inevitably provides our customers with reward points that may or may not be deemed gift certificates, store gift cards, general-use prepaid cards or other vouchers or “gift cards,” subject to, various laws of multiple jurisdictions. Many of these laws include specific disclosure requirements and prohibitions or limitations on the use of expiration dates and the imposition of certain fees. Various companies that provided deal products similar to ours around the world are currently or were defendants in purported class action lawsuits.

The application of various other laws and regulations to our products is uncertain. These include laws and regulations pertaining to unclaimed and abandoned property, partial redemption, revenue-sharing restrictions on certain trade groups and professions, sales and other local taxes and the sale of alcoholic beverages. In addition, we may become, or be determined to be, subject to United States federal or state laws or laws in Malaysia or other countries where we operate regulating money transmitters or aimed at preventing money laundering or terrorist financing, including the Bank Secrecy Act, the USA Patriot Act and other similar future laws or regulations in the United States and in the applicable SEA or East Asia countries.

If we become subject to claims or are required to alter our business practices as a result of current or future laws and regulations, our revenue could decrease, our costs could increase and our business could otherwise be harmed. In addition, the costs and expenses associated with defending any actions related to such additional laws and regulations and any payments of related penalties, fines, judgments or settlements could harm our business.

The requirements of being a public company are complex and have increased costs.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. We may need to hire more employees in the future to maintain compliance with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors (“Board”), particularly to serve on our audit committee and renumeration committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in our prior SEC filings, our business and financial condition has become more visible, which we believe may result in increased threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

Failure to comply with the U.S. Foreign Corrupt Practices Act and Malaysia anti-corruption laws could subject us to penalties and other adverse consequences.

We are required to comply the Malaysia’s anti-corruption laws and the United States Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Foreign companies, including some of our competitors, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in Malaysia. If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put us at a disadvantage. Although we inform our personnel that such practices are illegal, we cannot assure you that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our ordinary shares could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees or other agents.

Litigation is costly and time consuming and could have a material adverse effect our business, results or operations and reputation.

We and/or our directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, we may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on our business, operating results or financial condition.

Even if the claims are without merit, the costs associated with defending these types of claims may be substantial, both in terms of time, money, and management distraction. In particular, patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering certain features, purchase licenses or modify our products and features while we develop non-infringing substitutes or may result in significant settlement costs.

The results of litigation and claims to which we may be subject cannot be predicted with certainty. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, results or operations and reputation.

We face potential liability and expense for legal claims based on the content on our ZCITY App.

We face potential liability and expense for legal claims relating to the information that we publish on our website and our ZCITY App, including claims for copyright or trademark infringement, among others. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be compelled to remove content or may be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims. If we elect or are compelled to remove valuable content from our website or mobile app, our ZCITY App may become less useful to consumers and our traffic may decline, which could have a negative impact on our business and financial performance.

Our intellectual property rights may be inadequate to protect us against others claiming violations of their proprietary rights and the cost of enforcement could be significant.

The future success of our business is dependent upon the intellectual property rights surrounding our technology, including trade secrets, know-how and continuing technological innovation. Although we will seek to protect our proprietary rights, our actions may be inadequate to protect any proprietary rights or to prevent others from claiming violations of their proprietary rights. There can be no assurance that other companies are not investigating or developing other technologies that are similar to our technology. In addition, effective intellectual property protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate designation of our technology. Any of these claims, with or without merit, could subject us to costly litigation. If the protection of proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished. Any of these events could have an adverse effect on our business and financial results.

Effective trade secret, copyright, trademark and domain name protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and expenses and the costs of defending our rights. We are seeking to protect our trademarks and domain names in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. Litigation may be necessary to enforce our intellectual property rights, protect our respective trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and operating results. We may incur significant costs in enforcing our trademarks against those who attempt to imitate our brand. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to patent protection, we also rely upon copyright and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third parties, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our product that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to this Offering and Ownership of our Common Stock

Our management will have broad discretion over the use of any net proceeds from this offering and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of any net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. As of the date of this prospectus, we will use the net proceeds of this offering for repayment of a convertible note issued to YA II PN, Ltd, and for general corporate purposes, including working capital. Other than the YA II PN, Ltd convertible note repayment amount, we have not allocated any specific portion of the net proceeds to any particular purpose and our management will have the discretion to allocate the proceeds as it determines. We will have significant flexibility and broad discretion in applying the net proceeds of this offering, and we may not apply these proceeds effectively. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds, and you will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

There is no established public trading market for the Pre-funded Warrants being offered in this offering, and we do not expect a market to develop for the Pre-funded Warrants.

There is no established public trading market for the Pre-funded Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-funded Warrants on any national securities exchange or other nationally recognized trading system. Without an active market, the liquidity of the Pre-funded Warrants will be limited. Further, the existence of the Pre-funded Warrants may act to reduce both the trading volume and the trading price of our common stock.

The Pre-funded Warrants are speculative in nature.

Except as otherwise provided in the Pre-funded Warrants, until holders of Pre-funded Warrants acquire our common stock upon exercise of the Pre-funded Warrants, holders of Pre-funded Warrants will have no rights with respect to our common stock underlying such Pre-funded Warrants. Upon exercise of the Pre-funded Warrants, the holders will be entitled to exercise the rights of a stockholder of our common stock only as to matters for which the record date occurs after the exercise date.

A large number of shares of our common stock issuable upon conversion of the Convertible Debentures may be sold in the market, which may depress the market price of our common stock and substantially dilute stockholders’ voting power.

A total of 22,880,000 shares of common stock issuable upon conversion of the Convertible Debentures were registered for resale pursuant to the Form S-1, subject to the limitation that the holder may not convert those securities to the extent that the holder would own more than 4.99% of our outstanding common stock immediately after conversion. However, this limitation does not prevent the holder from selling shares of our common stock and then receive additional shares of our common stock through a subsequent conversion. In this way, the Purchaser could acquire and sell more than 4.99% of the outstanding common stock in a relatively short time frame while never holding more than 4.99% at one time. Further since the exercise price under the Convertible Debentures is based on market prices of our common stock during the ten trading days prior to each conversion, declines in the market price of our common stock down to the conversion floor price ($0.25 per share) result in, subject to the floor price, higher conversion rates and consequently higher rates of dilution to stockholders for each dollar of principal of a Convertible Debenture being converted during such declines. As of November 28, 2023, there were 27,425,309 shares of common stock outstanding and 13,232,172 shares of common stock owned by non-affiliates. Sales of a substantial number of shares of our common stock in the public markets could depress the market price of our common stock, cause substantial dilution to stockholders’ voting power and impair our ability to raise capital through the sale of additional equity securities. If the 7,600,000 shares of common stock that could potentially be underlying the Convertible Debentures are issued, the percentage of our common stock held by the existing non-affiliate stockholders would be increased from approximately 48.3% to approximately 59.48%. We cannot predict the effect that future sales of our common stock by the holders or others would have on the market price of our common stock.

The occurrence of an Event of Default under a Convertible Debenture could lead to increased amounts payable under the Convertible Debentures and could cause an acceleration of the Convertible Debentures and materially and adversely affect our operations.

The price of our common stock closed at a price of less than $0.25 on consecutive trading days which constituted a Trigger Event pursuant to the Convertible Debentures, which requires us to pay, on a monthly basis, to the holder the Trigger Premium Amount, a 7% redemption premium and accrued and unpaid interest on the Convertible Debentures. The Events of Default contained in the Convertible Debentures (as described under “Prospectus Summary—Private Placement of the Convertible Debentures—Terms of the Convertible Debentures”) are customary events of default with acceleration rights. If an Event of Default occurs and is continuing, the per annum interest rate on the Convertible Debentures will increase from 4% to 15% and the holder will be entitled to declare the full unpaid principal amount of the Convertible Debentures, together with interest and other amounts owing in respect thereof, immediately due and payable in cash; provided that an Event of Default that occurs because of the bankruptcy or insolvency of the Company shall be automatic. If an Event of Default occurs, our costs related to the Convertible Debentures could substantially increase and we may not have the funds required to repay the holders the accelerated amounts due under the Convertible Debentures, which could lead to the holders to take action against the Company such as commencing litigation which could have material adverse effects on our business and prospects.

Stockholders may experience future dilution as a result of this and future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Investors purchasing our shares or other securities in the future could have rights superior to existing common stockholders, and the price per share at which we sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock in future transactions may be higher or lower than the price per share in this offering.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Several analysts may cover our stock. If one or more of those analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We may not be able to continue to satisfy listing requirements of Nasdaq to maintain a listing of our common stock.

Our common stock is currently listed on Nasdaq and we must meet certain financial and liquidity criteria to maintain such listing. If we violate the maintenance requirements for continued listing of our common stock, our common stock may be delisted.

On August 17, 2023, we received a letter from the Nasdaq Listing Qualifications Staff of Nasdaq therein stating that for the 30 consecutive business day period between July 6, 2023 through August 16, 2023, our common stock had not maintained a minimum closing bid price of $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we were provided an initial period of 180 calendar days, or until February 13, 2024, to regain compliance with the Bid Price Rule. To regain compliance, the closing bid price of our common stock must meet or exceed $1.00 per share for a minimum of 10 consecutive trading days, unless extended by Nasdaq under Nasdaq Rule 5810(c)(3)(H), prior to February 13, 2024. If we do not regain compliance with the Bid Price Rule by February 13, 2024, we may be eligible for an additional 180-day period to regain compliance.

In addition, on October 9, 2023, we received a letter from Nasdaq notifying that we were no longer in compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2,500,000. In our Annual Report on Form 10-K for the fiscal year ended June 30, 2023, we reported stockholders’ equity of $(130,332), which is below the minimum stockholders’ equity required for continued listing pursuant to Nasdaq Listing Rule 5550(b)(1). As of October 6, 2023, we do not currently meet the alternative compliance standards relating to the market value of listed securities or net income from continuing operations. Under Nasdaq rules, we have 45 calendar days to submit a plan or regain compliance. The letter provides us until November 23, 2023 to submit a plan or regain compliance with the minimum stockholders’ equity standard. If our plan to regain compliance is accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the letter (until April 6, 2024) for us to regain compliance.

We are presently evaluating various courses of action, including consummating this offering, to regain compliance and we intend to timely submit a plan to Nasdaq to regain compliance with the Nasdaq Listing Rule 5550(b)(1). However, there can be no assurance that our plan will be accepted or that if it is, we will be able to regain compliance and maintain our listing on The Nasdaq Capital Market. If we fail to submit a plan to regain compliance with the minimum stockholders’ equity standard, or our plan is not accepted, or if Nasdaq grants an extension but we do not regain compliance within the extension period, Nasdaq will provide notice that our securities will become subject to delisting. In such event, Nasdaq rules permit us to request a hearing before an independent Hearings Panel which has the authority to grant us an additional extension of time of up to 180 calendar days to regain compliance.

The notices from Nasdaq have no immediate effect on the listing of our common stock and our common stock will continue to be listed on The Nasdaq Capital Market under the symbol “TGL.” We are currently evaluating our options for regaining compliance. There can be no assurance that we will regain compliance with the minimum stockholders’ equity requirement or the Bid Price Rule or maintain compliance with any of the other Nasdaq continued listing requirements.

Our Board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. In addition, the delisting of our common stock could significantly impair our ability to raise capital.

If there is no viable public market for our common stock, you may be unable to sell your shares at or above your purchase price.

Although our common stock is listed on Nasdaq, an active trading market for our shares may not be sustained following the purchase of your common stock. You may be unable to sell your shares quickly or at the market price if trading in shares of our common stock is not active. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

We may be subject to securities litigation, which is expensive and could divert our management’s attention.

The market price of our securities may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns.

You should consult your own independent tax advisor regarding any tax matters arising with respect to the securities offered in connection with this offering.

Participation in this offering could result in various tax-related consequences for investors. All prospective purchasers of the resold securities are advised to consult their own independent tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences relevant to the purchase, ownership and disposition of the resold securities in their particular situations.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS FILING, POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT OTHER POSSIBLE RISKS MAY ADVERSELY IMPACT THE COMPANY’S BUSINESS OPERATIONS AND THE VALUE OF THE COMPANY’S SECURITIES.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

●	Our ability to effectively operate our business segments;

●	Our ability to manage our research, development, expansion, growth and operating expenses;

●	Our ability to evaluate and measure our business, prospects and performance metrics;

●	Our ability to compete, directly and indirectly, and succeed in a highly competitive and evolving industry;

●	Our ability to respond and adapt to changes in technology and customer behavior;

●	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand; and

●	other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $3.6 million (approximately $4.05 million if the over-allotment option is exercised in full) after deducting underwriting discounts and commissions and other estimated offering expenses payable by us for this offering.

The table below sets forth the manner in which we expect to use the net proceeds we receive from this offering. The amount relating to working capital and general corporate purposes included in the table below is an estimate.

Description	Amount
Repayment of a convertible note issued to YA II PN, Ltd	$2,093,747.95
Working capital and general corporate purposes	$1,469,252.05
Total	$3,563,000

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on The Nasdaq Capital Market under the symbol “TGL.”

As of November 28, 2023, 27,425,309 shares of our common stock were issued and outstanding and were held by 30 stockholders of record.

We also have outstanding warrants to purchase 100,000 shares of our common stock issued to the underwriter in our initial public offering with an exercise price of $5.00 per share.

DIVIDEND POLICY

We have not declared any cash dividends since inception and we do not anticipate paying any dividends in the foreseeable future. Instead, we anticipate that all of our earnings will be used to provide working capital, to support our operations, and to finance the growth and development of our business. The payment of dividends is within the discretion of the Board and will depend on our earnings, capital requirements, financial condition, prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors our Board might deem relevant. There are no restrictions that currently limit our ability to pay dividends on our common stock other than those generally imposed by applicable state law.

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization, as of June 30, 2023. Such information is set forth on the following basis:

●	on an actual basis;

●	on a pro forma basis giving effect to the issuance of (i) 4,764,200 shares of common stock pursuant to the conversion of part of the outstanding balance of the Convertible Debentures; (ii) 1,816,735 shares of common stock issued to our current and former chief executive officer in repayment of $321,562.08 of Company debts; (iii) 2,943,021 shares of common stock pursuant to the License Agreement; and (iv) repayment of convertible note balance of $1,467,290; and

●

on a pro forma as adjusted basis giving effect to the sale of 26,014,000 shares of common stock at a public offering price of $0.10 per share and Pre-funded Warrants to purchase 14,000,000 shares of common stock by us in this public offering (assuming exercise of Pre-Funded Warrants issued in this offering, and no exercise the underwriter’s 45-day over-allotment option) at a public offering price of $0.0999 per share and repayment of the outstanding convertible note balance, after deducting the underwriting discounts and commissions and other offering expenses paid by us; on a pro forma as adjusted basis giving effect to the sale of 26,014,000 shares of common stock by us in this public offering.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

The pro forma as adjusted information set forth below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Cash	$4,593,634	$3,126,344	$4,595,596
Short term debt, including related party loans and amounts due to related parties, and convertible notes payable, net of unamortized discounts	$6,472,575	$3,169,341	$1,359,296
Long term debt, including related party loans	30,135	30,135	30,135
Total indebtedness	$6,502,710	$3,199,476	$1,389,431

Stockholders’ equity:
Common stock, $0.00001 par value, 150,000,000 shares authorized, 17,901,353 shares issued and outstanding, actual; and 53,439,309 shares issued and outstanding pro forma, as adjusted (unaudited)	180	275	675
Additional paid-in capital	31,485,556	35,620,024	39,182,624
Accumulated deficit	(31,443,451)	(32,274,780)	(32,558,483)
Accumulated other comprehensive loss	(172,617)	(172,617)	(172,617)

Total stockholders’ (deficit) equity	(130,332)	3,172,902	6,452,199
Total capitalization	$6,372,378	$6,372,378	$7,841,630

(1)	Excludes (i) 100,000 shares of our common stock underlying the underwriter’s warrant issued in our initial public offering and (ii) 7,600,000 shares of our common stock underlying the Convertible Debentures as of November 28, 2023.

(2)	Excludes 100,000 shares of our common stock underlying the underwriter’s warrant issued in our initial public offering.

DILUTION

Purchasers of our common stock in this offering will experience an immediate and substantial dilution in the net tangible book value of their shares of common stock. Dilution in net tangible book value represents the difference between the public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book value of our common stock as of June 30, 2023, was $(191,709) or $(0.01) per share. Historical net tangible book value per share of our common stock represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of common stock outstanding as of that date.

After giving effect to the issuance of (i) 4,764,200 shares pursuant to the conversion of part of the outstanding balance of the Convertible Debentures; (ii) 1,816,735 shares of common stock issued to our current and former chief executive officer in repayment of $321,562 of Company debts; (iii) 2,943,021 shares of common stock pursuant to the License Agreement; and (iv) repayment of convertible note balance of $1,467,290, our pro forma net tangible book value as of June 30, 2023 would have been $3,111,525 or approximately $0.11 per share of our common stock.

After giving further effect to the sale of a total of 26,014,000 shares of common stock in this offering at an offering price of $0.10 per share, and Pre-funded Warrants to purchase 14,000,000 shares of common stock in this public offering (including shares of common stock issuable and any proceeds that may be received upon exercise of the Pre-Funded Warrants, and assuming no exercise of the underwriter’s 45-day over-allotment option), less underwriting discounts and commissions and other expenses of $438,000 for net proceeds of $3,563,000, our pro forma as adjusted net tangible book value as of June 30, 2023 would have been $6,390,822 or $0.09 per share of our common stock.

This represents an immediate decrease in net tangible book value per share of $0.02 to the existing stockholders and an immediate dilution in net tangible book value per share of $0.01 to new investors who purchase shares of common stock in the offering. The following table illustrates this per share dilution to new investors:

Public offering price per share		$0.10
Historical net tangible book value per share as of June 30, 2023	$(0.01)
Increase per share attributable to the pro forma adjustments described above	$0.12
Pro forma net tangible book value per share as of June 30, 2023	$0.11
Decrease in pro forma net tangible book value per share after giving effect to this offering	$0.02
Pro forma as adjusted net tangible book value per share as of June 30, 2023		$0.09
Dilution in net tangible book value per share to new investors		$0.01

After completion of this offering, our existing stockholders would own approximately 40.7% and our new investors would own approximately 59.3% of the total number of shares of our common stock outstanding after this offering.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

The dilution information set forth in the table above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Capitalization Table

The following table assumes exercise of all the Pre-funded Warrants:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	27,425,309	40.7%	$34,153,008	89.5%	$1.25
New Investors	40,014,000	59.3%	$4,001,400	10.5%	$0.10
	67,439,309	100.0%	$38,154,408	100.0%	$0.57

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Treasure Global Inc (“TGL,” “we,” “our” or the “Company”) is a holding company incorporated on March 20, 2020, under the laws of the State of Delaware. TGL has no substantive operations other than holding all of the outstanding shares of ZCity Sdn Bhd (formerly known as Gem Reward Sdn Bhd), which was established under the laws of the Malaysia on June 6, 2017, through a reverse recapitalization.

Prior to March 11, 2021, TGL and ZCITY were separate companies under the common control of Kok Pin “Darren” Tan, which resulted from Mr. Tan’s prior 100% ownership of TGL and his prior 100% voting and investment control over ZCITY pursuant to the Beneficial Shareholding Agreements. For a more detailed description of the Beneficial Shareholding Agreements and Mr. Tan’s common control over TGL and ZCITY see Part I, Item 1. “Business – Corporate Structure.”

On March 11, 2021, TGL and ZCITY were reorganized into a parent subsidiary structure pursuant to the Share Swap Agreement in which TGL exchanged the swap shares for all of the issued and outstanding equity of ZCITY. Pursuant to the Share Swap Agreement, the purchase and sale of the swap shares was completed on March 11, 2021, but the issuance of the swap shares did not occur until October 27, 2021 when TGL amended its certificate of incorporation to increase the number of its authorized common stock to a number that was sufficient to issue the swap shares. As a result of the Share Swap Agreement, (i) ZCITY became the 100% subsidiary of TGL and Kok Pin “Darren” Tan no longer had any control over the ZCITY ordinary shares and (ii) Kok Pin “Darren,” the Initial ZCITY Stockholders and Chong Chan “Sam” Teo owned 100% of the shares of TGL common stock (Kok Pin “Darren” Tan owning approximately 97%). Subsequent to the date of the Share Swap Agreement, Kok Pin “Darren” Tan transferred 9,529,002 of his 10,000,000 shares of TGL common stock to 16 individuals and entities and currently owns less than 5% of our common stock.

On August 15, 2022, we had closed our initial underwritten public offering of 2,300,000 shares of common stock, par value $0.00001 per share, at $4.00 per share. Meanwhile we received net proceeds of approximately $8.2 million, net of underwriting discounts and commissions and fees, and other estimated offering expenses amounted to approximately $1.0 million.

We have created an innovative online-to-offline e-commerce platform business model offering consumers and merchants instant rebates and affiliate cashback programs, while providing a seamless e-payment solution with rebates in both e-commerce (i.e., online) and physical retailers/merchant (i.e., offline) settings.

Our proprietary product is an application branded “ZCITY App,” which was developed through ZCITY. The ZCITY App was successfully launched in Malaysia on June 2020. ZCITY is equipped with the know-how and expertise to develop additional/add-on technology-based products and services to complement the ZCITY App, thereby growing its reach and user base.

Through simplifying a user’s e-payment gateway experience, as well as by providing great deals, rewards and promotions with every use, we aim to make the ZCITY App Malaysia’s top reward and loyalty platform. Our longer-term goal is for the ZCITY App and its ever-developing technology to become one of the most well-known commercialized applications more broadly in Southeast Asia and Japan. As of September 13, 2023, we had 2,642,404 registered users and 2,025 registered merchants.

Southeast Asia (“SEA”) consumers have access to a plethora of smart ordering, delivery and “loyalty” websites and apps, but in our experience, SEA consumers very rarely receive personalized deals based on their purchases and behavior.

The ZCITY App targets consumer through the provision of personalized deals based on consumers’ purchase history, location and preferences. Our technology platform allows us to identify the spending trends of our customers (the when, where, why, and how much). We are able to offer these personalized deals through the application of our proprietary AI technology that scours the available database to identify and create opportunities to extrapolate the greatest value from the data, analyze consumer behavior and roll out attractive rewards-based campaigns for targeted audiences. We believe this AI technology is currently a unique market differentiator for the ZCITY App.

We operate our ZCITY App on the hashtag: “#RewardsOnRewards.” We believe this branding demonstrates to users the ability to spend ZCITY App-based Reward Points (or “RP”) and “ZCITY Cash Vouchers” with discount benefits at checkout. Additionally, users can earn rewards from selected e-Wallet or other payment methods.

ZCITY App users do not require any on-going credit top-up or need to provide bank card number with their binding obligations. We have partnered with Malaysia’s leading payment gateway, iPay88, for secure and convenient transactions. Users can use our secure platform and enjoy cashless shopping experiences with rebates when they shop with e-commerce and retail merchants through trusted and leading e-wallet providers such as Touch’n Go eWallet, Boost eWallet, GrabPay eWallet and credit card/online banking like the “FPX” (the Malaysian Financial Process Exchange) as well as more traditional providers such as Visa and Mastercard.

On May 1, 2023, we entered into a worldwide master license agreement (“License Agreement 1”) with Morganfield’s Holdings Sdn Bhd (“Licensor 1”), an unrelated third party. Pursuant to the License Agreement 1, the Licensor 1 agreed to grant us the exclusive worldwide license for the right to use the Morganfield’s Trademark (“Trademark 2”) for a period of five years. During the five-year license period, we agree to pay Licensor 1 for monthly license fee throughout the license period, with minimum aggregate payments of approximately $1.5 million or 40% of the total monthly collections from our sub-licensees, whichever is higher.

On June 6, 2023, we entered into a worldwide master license agreement (“License Agreement 2”) with Sigma Muhibah Sdn Bhd (“Licensor 2”), an unrelated third party. Pursuant to the License Agreement 2, Licensor 2 agreed to grant the AY Food Ventures Sdn Bhd with the exclusive worldwide license for right of use in Abe Yus’s Trademark (“Trademark 2”) for a period of five years. During the five years license period, we agree to pay the licensor 2 for monthly license fee throughout the license period, with minimum aggregate payments of approximately $1.2 million or 40% of the total monthly collection from our sub-licensees, whichever is higher.

Key Factors that Affect Operating Results

We believe the key factors affecting our financial condition and results of operations include the following:

Our Ability to Create Value for Our Users and Generate Revenue

Our ability to create value for our users and generate our revenues from merchants is driven by the factors described below:

●	Number and volume of transactions completed by our consumers. Consumers are attracted to ZCITY by the breadth of personalized deals/rewards and the interactive user experience our platform offers. The number and volume of transaction completed by our member consumers is affected by our ability to continue to enhance and expand our product and service offerings and improve the user experience.

●	Empowering data and technology. Our ability to engage our member consumers and empower our merchants and their brands is affected by the breadth and depth of our data insights, such as the accuracy of our members’ shopping preferences, and our technology capabilities and infrastructure, and our continued ability to develop scalable services and upgrade our platform user experience to adapt to the quickly evolving industry trends and consumer preferences.

Our Investment in User Base, Technology, People and Infrastructure

We have made, and will continue to make, significant investments in our platform to attract consumers and merchants, enhance user experience and expand the capabilities and scope of our platform. We expect to continue to invest in our research and development team as well as in our technology capabilities and infrastructure, which will lower our margins but deliver overall long-term growth.

Inflation

Although Malaysia is experiencing a high inflation rate, we do not believe that inflation has had a material adverse effect on our business as June 30, 2023, but we will continue to monitor the effects of inflation on our business in future periods.

Supply Chain Disruptions

Although there have been global supply chain disruptions as a result of the COVID-19 pandemic and Russia’s February 2022 invasion of Ukraine that may have affected the operations of some of our online and offline merchants, these disruptions have not had a material adverse effect on our business as of June 30, 2023, but we will continue to monitor the effects of supply chain disruptions on our business in future periods.

Key Operating Metrics

Our management regularly reviews a number of metrics to evaluate our business, measures our performance, identifies trends, formulates financial projections and makes strategic decisions. The main metrics we consider, and our results for each quarter since we launched ZCITY platform, are set forth in the table below:

	For the quarters ended
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2021	2021	2021	2022	2022	2022	2022	2023	2023
Number of new registered user (1)	262,784	245,582	288,540	364,218	466,534	234,179	143,654	98,248	98,087
Number of active users (2)	347,596	362,805	421,287	448,247	443,430	488,358	458,177	449,435	378,414
Number of new participating merchants	270	44	15	14	7	13	-	10	2

(1)	Registered are persons who have registered on the ZCITY App.

(2)	Active users are users who have logged into the ZCITY App at least once.

	As of	As of	As of	As of	As of	As of	As of	As of	As of
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2021	2021	2021	2022	2022	2022	2022	2023	2023
Accumulated registered users	603,122	848,704	1,137,244	1,501,462	1,967,996	2,202,175	2,345,829	2,444,077	2,542,164
Accumulated Participating merchants	1,905	1,949	1,964	1,978	1,985	1,998	1,998	2,008	2,010

We have experienced substantial growth in registered users and active users since we launched ZCITY platform in June 2020. As of June 30, 2023, we recorded 2,542,164 registered users and 378,414 active users from ZCITY platform. Our average percentage of growth of register and active users from the establishment of the ZCITY platform to the year ended June 30, 2023 was approximately 93.7% and 179.3%, respectively.

However, the average percentage of growth of registered and active users decreased in the last ten quarters up to June 30, 2023 which was a result of decrease in purchasing of E-voucher from our vendor, eventually reduce the E-voucher available for sales, and attract less new registered and active user to join our ZCITY platform. Since our product and loyalty program revenue mainly consist of sales of E-voucher which bear a low profit margin, reduce in purchasing of E-voucher will allow us to reserve more working capital in developing our TAZTE Smart F&B system (“TAZTE”), which is a system that provides a one stop solution and digitalization transformation for all registered food and beverage (“F&B”) outlets located in Malaysia. As TAZTE is a merchant-oriented program, we intend to utilize our user data to help our merchant customers to achieve higher business growth as well as increase our transaction revenue while we launch TAZTE in late December 2022. As we provided extended 365 days free trial for merchant participate in TAZTE, we have not generated any revenue from TAZTE for the year ended June 30, 2023. For 2023 and beyond, we do not expect to experience exponential growth rate in our registered and active users as we intend to maintain our E-voucher for sales in a steady level and increase our user’s retention rate.

We continuously monitor the development and participation of active users as a proportion of its total registered user base to ensure the effectiveness of our marketing and feature implantation strategies. Accordingly, the proportion of total registered users that we consider active users at the end of each quarter is as follows:

Starting	Ending	Total registered users	Total active users	Total active users to total registered users
July 1, 2020	September 30, 2020	14,336	2,945	20.5%
October 1, 2020	December 31, 2020	58,868	42,225	71.7%
January 1, 2021	March 31, 2021	340,338	300,270	88.2%
April 1, 2021	June 30, 2021	603,122	347,596	57.6%
July 1, 2021	September 30, 2021	848,704	362,805	42.7%
October 1, 2021	December 31, 2021	1,137,244	421,287	37.0%
January 1, 2022	March 31, 2022	1,501,462	448,247	29.8%
April 1, 2022	June 30, 2022	1,967,996	443,430	22.5%
July 1, 2022	September 30, 2022	2,202,175	488,358	22.2%
October 1, 2022	December 31, 2022	2,345,829	458,177	19.5%
January 1, 2023	March 31, 2023	2,444,077	449,435	18.4%
April 1, 2023	June 30, 2023	2,542,164	378,414	14.9%

We continuously monitor the development of the churn and retention rates of the active user base. Active users churn rate is the percentage of customers who had stop subscribing in our platform while retention rate is the percentage of customers who is retained in our platform. Accordingly, our churn and retention rates of the active user base at the end of each quarter is as follows:

Starting	Ending	Total active users	New active users (registered within the quarter)	Existing active users	Active users churn rate	Active users retention rate
July 1, 2020	September 30, 2020	2,945	2,879	66	N/A	N/A
October 1, 2020	December 31, 2020	42,225	41,142	1,083	63.3%	36.7%
January 1, 2021	March 31, 2021	300,270	281,432	18,838	55.4%	44.6%
April 1, 2021	June 30, 2021	347,596	262,780	84,816	71.8%	28.2%
July 1, 2021	September 30, 2021	362,805	245,580	117,225	66.3%	33.7%
October 1, 2021	December 31, 2021	421,287	288,536	132,751	63.4%	36.6%
January 1, 2022	March 31, 2022	448,247	361,143	87,104	78.5%	21.5%
April 1, 2022	June 30, 2022	443,430	368,390	75,040	83.3%	16.7%
July 1,2022	September 30, 2022	448,358	146,036	342,322	22.8%	77.2%
October 1, 2022	December 31, 2022	458,177	104,191	353,986	27.5%	72.5%
January 1, 2023	March 31, 2023	449,435	81,921	367,514	19.8%	80.2%
April 1, 2023	June 30, 2023	378,414	93,516	284,898	36.6%	63.4%

The retention rate and churn rate for our active users are calculated as follows:

Retention rate of active users for any quarter	=	Existing active users
Total active users in the past quarter

Churn rate of active users for any quarter	=	Total active users from past quarter minus current quarter existing active users
Total active users in the past quarter

Over the last 24 months, we have used different strategies to build and maintain our users and increase their engagement. Initially, we focused on mass marketing strategies to attract registered users. Subsequently, we have shifted to a more targeted approach focused on increasing user engagement and user spending.

Results of Operation

For the Years ended June 30, 2023 and 2022

Revenue

Our breakdown of revenues by categories for the years ended June 30, 2023 and 2022, respectively, is summarized below:

	For the Years Ended June 30,				Change
	2023	%	2022	%	%

Product and loyalty program revenue	$68,899,687	99.3%	$79,409,756	99.7%	(13.2)%
Transaction revenue	75,274	0.1%	53,667	0.1%	40.3%
Agent subscription revenue	-	0.0%	15	0.0%	(100.0)%
Member subscription revenue	383,538	0.6%	211,441	0.2%	81.4%
Sublicence revenue	49,820	0.1%	-	0.0%	100.0%
Total revenues	$69,408,319	100.0%	$79,674,879	100.0%	(12.9)%

Total revenues decreased by approximately $10.3 million or 12.9% to approximately $69.4 million for the year ended June 30, 2023 from approximately $79.7 million for the year ended June 30, 2022. The decrease was mainly attributable to decrease in product and loyalty program revenue.

Product and loyalty program revenue

Product revenue was generated through sales of our e-voucher, health care products, and other products through our ZCITY platform while loyalty program revenue was recognized when our customers redeem their previously earned reward points from our loyalty program or upon expiration of the reward point. In addition, we also engage in sales of food and beverage products through our newly acquired subsidiaries, Morgan Global Sdn. Bhd (“Morgan”) and AY Food Ventures Sdn. Bhd. (“AY Food”). The product and loyalty program revenue decrease by approximately $10.5 million or 13.2% to approximately $68.9 million for the year ended June 30, 2023 from approximately $79.4 million for the same period in 2022. The decrease was mainly attributable to decrease in E-voucher purchasing which resulted in less E-voucher available for sales during the year ended June 30, 2023. Such decrease in purchasing activities was due to our management’s decision to reserve more working capital for developing TAZTE within the ZCITY platform as discussed in the key operating metrics section above.

Transaction revenue

The transaction revenue primarily consists of fees charged to merchants for participating in our ZCITY platform upon successful sales transaction and payment service taken place between the merchants and their customers online. Our transaction revenue increased by 40.3% to approximately $75,000 for the year ended June 30, 2023 from approximately $54,000 for the same period in 2022. The increase was mainly attributable to the fact that we engaged with 2,010 local merchants to connect them with their customers through our ZCITY platform as of June 30, 2023 compared to 1,985 as of June 30, 2022. Our average percentage of growth of new merchants was approximately 25.3% throughout the quarters as of June 30, 2023 since the establishment of ZCITY platform. Despite of the slowdown in adding new merchants to our platform during the last eight quarters ended as of June 30, 2023, we expect our transaction revenue to increase as soon as the free trial period from TAZTE expires in December 2023.

Agent subscription revenue

Agent subscription revenue primarily consists of fees charged to the agents in exchange for rights by introducing merchants to join our merchant network and to earn a future fixed percentage of commission fees upon completion of each sales transaction between the referred merchants and their customers. We did not recognize any agent subscription revenue for the year end June 30, 2023 mainly due to our shift of business strategies to Zmember subscription revenue which is a member oriented program designated to attract more customer to engage with our ZCITY platform. As we abandoned the agent subscription program, we will not generate any agent subscription revenue going forward.

Member subscription revenue

Member subscription revenue primarily consists of fees charged to customers who signed up for Zmember, a membership program that includes exclusive saving, bonus, and referral rewards. Member subscription revenue increased by 81.4% to approximately $0.4 million for the year end June 30, 2023 as compared to approximately $0.2 million for the same period in 2022 as we launched the Zmember program for the quarter ended in March 31, 2022 to enhance our customer engagement with our ZCITY platform. As of June 30, 2023, we had 22,861 customers who subscribed to our Zmember program.

Sublicense revenue

As we acquired exclusive worldwide license for right of use in Morganfield’s Trademark on May 1, 2023 for a period of five years, we have generated sublicense revenue consist of fee charged to the customers who sublicensed the right of use of the Trademark from us. For the year ended June 30, 2023, sublicense revenue was amounted to approximately $50,000 while as of June 30, 2023 we engaged 7 customers as sublicensees who operated their restaurant under Morganfield’s Trademark in Singapore, Malaysia, and China.

Cost of revenue

Our breakdown of cost of revenue by categories for the years ended June 30, 2023 and 2022, respectively, is summarized below:

	For the Years Ended June 30,		Change
	2023	2022	%

Product and loyalty program revenue	$68,857,916	$79,198,691	(13.1)%
Sublicense revenue	27,119	-	100.0%
Total cost of revenue	$68,885,035	$79,198,691	(13.0)%

Cost of revenue mainly consists of the purchases of the gift card or “E-voucher” pin code, health care product, and food and beverage products which is directly attributable to our product revenue. Cost of revenue also consists of monthly license payment made to our licensor to maintain our good standing for the right of use in Trademark which is attributable to our sublicense revenue. Total cost of revenue decreased by approximately $10.3 million or 13.0% for the year ended June 30, 2023 compared with the same period in 2022. The decrease was in line with our decreased of revenue.

Gross profit

Our gross profit from our major revenue categories is summarized as follows:

	For the year Ended June 30, 2023	For the year Ended June 30, 2022	Change	Percentage Change

Product and loyalty program revenue
Gross profit	$41,771	$211,065	$(169,294)	(80.2)%
Gross margin	0.1%	0.3%	(0.2)%

Transaction revenue
Gross profit	$75,274	$53,667	$21,607	40.3%
Gross margin	100.0%	100.0%	—%

Agent subscription revenue
Gross profit	$—	$15	$(15)	(100.0)%
Gross margin	—%	100.0%	(100.0)%

Member subscription revenue
Gross profit	$383,538	$211,441	$172,097	81.4%
Gross margin	100.0%	100.0%	—%

Sublicense revenue
Gross profit	$22,701	$—	$22,701	100.0%
Gross margin	45.6%	—%	45.6%

Total
Gross profit	$523,284	$476,188	$47,096	9.9%
Gross margin	0.8%	0.6%	0.2%

Our gross profit for the year ended June 30, 2023 amounted to approximately $523,000 as compared to approximately $476,000 for the year ended June 30, 2022 which represents an increase of approximately $47,000 or 9.9%. The increase in gross profit was primarily due to the growth in member subscription revenue, as we had more customers subscribed to our Zmember program as of June 30, 2023

The gross margin was approximately 0.8% and 0.6% for the years ended June 30, 2023, and 2022, respectively. The 0.2% increase in gross margin attributed to the rise in gross profit from Member subscription revenue, which has a higher gross margin compared to our other revenue streams.

Operating expenses

Our operating expenses consist of selling expenses, general and administrative expenses, research and development expenses, and stock-based compensation expenses.

Selling expenses

Selling expenses amounted to approximately $4.7 million and $6.3 million for the years ended June 30, 2023 and 2022, respectively. Representing a decrease of approximately $1.6 million or 24.8%. The decrease was mainly attributable to decrease in marketing and promotion expense of approximately $1.4 million related to promoting our ZCITY platform. Marketing and promotion expense consists of redemptions of reward points which is generated from non-spending related activities (registration as a new user, referral of a new user and Spin & Win eligibility to receive reward points) in exchange for discounted credit of purchasing our products upon conversion of using the reward points. For the years end June 30, 2023 and 2022, we incurred approximately $1.8 million and $2.8 million, respectively, in marketing and promotion expense, and recognized the same amount of product revenue at the time of redemption of the non-spending related activities reward points by our customers. The decrease in marketing and promotion expense was mainly due to decrease of new registered user, and eventually resulted in less redemption in non-spending related activities reward points by our customers.

General and administrative expenses

General and administrative expenses amounted to approximately $4.7 million and $2.8 million for the years ended June 30, 2023 and 2022, respectively. Representing an increase of approximately $1.9 million or 65.6%. The increase was mainly due to increase in salary expense of approximately $0.5 million, director & officer liability insurance expense of approximately $0.1 million, and professional fee of approximately $1.0 million as a result of expansion of management and administration team to support our business operation.

Research and development expenses

Research and development expense amounted to approximately $0.5 million and $0.3 million for the years ended June 30, 2023 and 2022, respectively, representing 105.9% increase as we increase spending to maintain and enhance our mobile application or website to ensure our customers to have exceptional user experience while navigating within the ZCITY platform.

Stock-based compensation expenses

Stock-based compensation expenses amounted to approximately $0.8 million and $1.3 million for the years ended June 30, 2023 and 2022 respectively, representing decrease of approximately $0.5 million. The stock-based compensation incurred for the year ended June 30, 2022 are from Exchange Listing LLC (the “Consultant”).  The decreased was mainly due to the Consultant completed its service during the quarter ended December 31, 2022. The decrease was offset by additional stock-based compensation issued to Voon Him “Victor” Hoo for his service as our former director amounted to approximately $0.4 million for the year ended June 30, 2023.

Other expenses, net

Other expenses, net amounted to approximately $1.4 million and $1.6 million for the years ended June 30, 2023 and 2022, respectively. Representing a decrease of approximately $0.2 million or 10.4%. The decrease was mainly attributable to decrease of interest expenses of approximately $0.3 million as we have less interest-bearing convertible note outstanding as of June 30, 2023.

Provision for income taxes

Provision for income taxes amounted to approximately $98,000 and $16,000 for the years ended June 30, 2023 and 2022, respectively. The amount was attributable to tax imposed on Treasure Global Inc from the State of Delaware, as we are required to remit franchise tax to the State of Delaware on an annual basis.

We also were subject to controlled foreign corporations Subpart F income (“Subpart F”) tax, which is a tax primarily on passive income from controlled foreign corporations with a tax rate of 35%. In addition, the Tax Cuts and Jobs Act imposed a global intangible low-taxed income (“GILTI”) tax, which is a tax on certain off-shore earnings at an effective rate of 10.5% for tax years (50% deduction of the current enacted tax rate of 21%) with a partial offset for 80% foreign tax credits. If the foreign tax rate is 13.125% or higher, there will be no U.S. corporate tax after the 80% foreign tax credits are applied. For the years ended June 30, 2023 and 2022, our foreign subsidiaries did not generate any income that are subject to Subpart F tax and GILTI tax.

Net losses

Our net losses decreased by approximately $18,000 predominately due to the reasons as discussed above.

Liquidity and Capital Resources

In assessing liquidity, we monitor and analyze cash on-hand and operating expenditure commitments. Our liquidity needs are to meet working capital requirements and operating expense obligations. To date, we financed our operations primarily through cash flows from contribution from stockholders, issuance of convertible notes, related party loans, and our completion of initial underwritten public offering.

As of June 30, 2023 and 2022, we had approximately $4.6 million and $1.8 million, respectively, in cash and cash equivalent which primarily consists of bank deposits, which are unrestricted as to withdrawal and use.

On August 15, 2022, we had closed our initial underwritten public offering of 2,300,000 shares of common stock, par value $0.00001 per share, at $4.00 per share. We had received aggregate net proceeds from the closing of approximately $8.2 million, after deducting underwriting discounts and commissions and fees, and other estimated offering expenses which amounted to approximately $1.0 million.

From February to June 2023, we issued two convertible notes to a third party in an aggregate principal amount of $5,500,000. We received $5,060,000 in proceeds from the third-party net of discount. The convertible notes accrue or will accrue interest at 4% per annum and has a 12-months term.

Despite receiving the proceeds from our initial underwritten public offering and issuance of two convertible notes, management is of the opinion that we will not have sufficient funds to meet the working capital requirements and debt obligations as they become due starting from one year from the date of this report due to our recurring loss. Therefore, management has determined there is substantial doubt about our ability to continue as a going concern. If we are unable to generate significant revenue, we may be required to curtail or cease our operations. Management is trying to alleviate the going concern risk through the following sources:

●	Equity financing to support our working capital;

●	Other available sources of financing (including debt) from Malaysian banks and other financial institutions; and

●	Financial support and credit guarantee commitments from our related parties.

However, there is no guarantee that the substantial doubt about our ability to continue as a going concern will be alleviated.

The following summarizes the key components of our cash flows for the years ended June 30, 2023 and 2022:

	For the Years Ended
	June 30, 2023	June 30, 2022

Net cash used in operating activities	$(9,560,285)	$(8,663,901)
Net cash used in investing activities	(61,244)	(311,739)
Net cash provided by financing activities	12,659,188	8,163,893
Effect of exchange rate on cash and cash equivalents	(289,257)	(186,419)
Net change in cash and cash equivalents	$2,748,402	$(998,166)

Operating Activities

Net cash used in operating activities for the years ended June 30, 2023 was approximately $9.6 million and were mainly comprised of the net loss of approximately $11.7 million, increase of prepayments of approximately $0.1 million as our vendors required us to make deposit to secure the purchase, increase of accounts receivable of approximately $0.2 million as a result of offering credit terms to our corporate customers engaged in the sales of nutrition products, and food and beverage products, increase in inventory of approximately $0.2 million as we increase our inventory level on June 30, 2023 to meet with the demand of our product, and increase of approximately $0.4 million in other receivables and other current assets as we prepaid IT maintenance fee to a third party service provider, offset by amortization of debt discount of approximately $1.3 million, stock-based compensation of approximately $0.8 million, increase of approximately $0.1 million in customer deposits as we incurred deferred revenue related to member subscription revenue for the remaining subscribed period as of June 30, 2023, increase of approximately $0.1 million in contract liability as we deferred more revenue due to increase of our customer’s redemption rate in spending related reward point, and increase of approximately $0.5 million in other payables and accrued liabilities mainly related to the accrued professional expenses.

Net cash used in operating activities for the year ended June 30, 2022 was approximately $8.7 million and were mainly comprised of the net loss of approximately $11.7 million, decrease of accounts payable (including related parties) of approximately $0.2 million as we had pay out some of the accounts payable balance to the third parties or related parties vendors timely, decrease of customer deposits, related parties of approximately $0.2 million  as we had returned the deposit related to I.T professional service back to the related parties due to projects abandoned, and decrease of other payables, related parties as we paid out the remaining balance of professional fee incurred from two related parties of approximately $0.1 million.  The net cash used in operating activities was mainly offset by amortization of debt discount of approximately $1.3 million, stock-based compensation of approximately $1.3 million, increase of inventories of approximately $0.2 million as we improved our inventories turnover rate due to demand of our product, and the increase in other payables and accrued liability of approximately $0.7 million mainly related to the accrued professional expenses.

Investing Activities

Net cash used in investing activities for the year ended June 30, 2023 was approximately $61,000, which mainly due to purchase of equipment of approximately $87,000 for our operations used, and offset with proceeds of approximately $26,000 received from disposal of our office equipment.

Net cash used in investing activities for the year ended June 30, 2022 was approximately $0.3 million, mainly due to purchase of equipment for our operations.

Financing Activities

Net cash provided by financing activities for the year ended June 30, 2023 was approximately $12.7 million, which mainly comprised of proceeds received from the issuance of convertible notes to third parties of approximately $7.7 million, proceeds received from our initial public offering of approximately $8.2 million, and proceeds received from third parties loans of approximately $0.6 million, offset by repayment to related parties, third parties loans, and insurance loan of approximately $3.8 million, repayment of senior note of $65,000, and $15,000 payment of deferred offering costs.

Net cash provided by financing activities for the year ended June 30, 2022 was approximately $8.2 million, which were mainly comprised of proceeds received from the issuance of convertible note from third parties and related parties of approximately $8.6 million, and proceeds received from third parties loans of approximately $1.5 million, offset by repayment to related parties loan of approximately $1.8 million, and approximately $0.1 million payment of deferred offering costs.

Off-Balance Sheet Arrangements

As of the date of this Annual Report, we have the following off-balance sheet arrangements that are likely to have a future effect on our financial condition, revenues or expenses, results of operations and liquidity:

Commitment

On May 1, 2023, our subsidiary Morgan enter into a worldwide master license agreement (“License Agreement”) with Morganfield’s Holdings Sdn Bhd (“Licensor”), an unrelated third party. Pursuant to the License agreement, the Licensor agreed to grant Morgan with the exclusive worldwide license for right of use in Morganfield’s Trademark (“Trademark”) for a period of five years. During the five years license period, Morgan is obligated to pay the licensor for license fee on monthly basis in an aggregate total of minimum payment of approximately $1.5 million or 40% of the total monthly collection from Morgan’s sub-licensees, whichever is higher.

On June 6, 2023, we entered into a worldwide master license agreement (“License Agreement 2”) with Sigma Muhibah Sdn Bhd (“Licensor 2”), an unrelated third party. Pursuant to the License Agreement 2, the Licensor 2 agreed to grant the AY Food Ventures Sdn Bhd with the exclusive worldwide license for right of use in Abe Yus’s Trademark (“Trademark 2”) for a period of five years. During the five years license period, we agree to pay the licensor 2 for license fee on monthly basis in an aggregate total of minimum payment of approximately $1.2 million or 40% of the total monthly collection from our sub-licensees, whichever is higher.

Critical Accounting Estimate

Our consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting estimates that are significant to the preparation of our financial statements. These estimates are important for an understanding of our financial condition and results of operation. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting estimates involve the most significant estimates and judgments used in the preparation of our financial statements.

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include the estimated retail price per point and estimated breakage to calculate the revenue recognized in our loyalty program revenue, the useful lives of property and equipment, impairment of long-lived assets, allowance for doubtful accounts, write-down for estimated obsolescence or unmarketable inventories, realization of deferred tax assets and uncertain tax position, fair value of our stock price to determine the beneficial conversion feature (“BCF”) within the convertible note, fair value of the stock-based compensation, and fair value of the warrants issued. Actual results could differ from these estimates.

Accounts receivable, net

Accounts receivable are recorded at the invoiced amount, net of an allowance for uncollectible accounts, and do not accrue interest. We offer various payments terms to customers from cash due on delivery to 90 days based on their credit history. Accounts receivable encompass amounts due from agent subscription revenue, sales of healthcare products on our ZCITY platform, sublicensing revenue, and sales of food and beverage products. Management regularly assesses the adequacy of the allowance for doubtful accounts by considering historical collection trends and aging of receivables. Additionally, management periodically evaluates individual customer financial conditions, credit histories, and current economic conditions to make necessary adjustments to the allowance. Account balances are charged off against the allowance when all collection efforts have been exhausted, and recovery potential is deemed remote. Our management reviews historical accounts receivable collection rates across all aging brackets and has made 100% provision for customer balances aged above 120 days for sales of healthcare products on our ZCITY platform and 100% provision for customer balances aged above 60 days for sublicensing revenue and sales of food and beverage products. Our management continuously assesses the reasonableness of the valuation allowance policy and updates it as needed.

Inventories

Our inventories are recorded at the lower of cost or net realizable value, with cost determined using the first-in-first-out (FIFO) method. These costs encompass gift cards or ‘E-voucher’ pin codes, which are acquired from our suppliers as merchandise goods or store credit, as well as healthcare products. Management conducts regular comparisons between the cost of inventories and their net realizable value. If the net realizable value is lower than the cost, an allowance is made for inventory write-down. Ongoing assessments of inventories are carried out to identify potential write-downs due to estimated obsolescence or unmarketability. This determination is based on the difference between the inventory costs and the estimated net realizable value, considering forecasts for future demand and market conditions. Once inventories are written down to the lower of cost or net realizable value, they are not subsequently marked up based on changes in underlying facts and circumstances. Our management has reviewed the aforementioned factors and has applied a 100% write-down for inventories aged above 180 days related to our E-voucher and health care products.

Other receivables and other current assets, net

Other receivables and other current assets primarily include refundable advance to third party service provider and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Prepayments

Prepayments and deposits are mainly cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any prepayments determined by management that such advances will not be in receipt of inventories, services, or refundable, we will recognize an allowance account to reserve such balances. Management reviews our prepayments on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Our management continues to evaluate the reasonableness of the valuation allowance policy and updates it if necessary.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assessed the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Revenue recognition

Loyalty program

-	Performance obligations satisfied over time

Our ZCITY reward loyalty program allows members to earn points on purchases that can be redeemed for rewards that include discounts on future purchases. When members purchase our product or make purchase with our participated vendor through ZCITY, we allocate the transaction price between the product or service, and the reward points earned based on the relative stand-alone selling prices and expected point redemption. The portion allocated to the reward points is initially recorded as contract liability and subsequently recognized as revenue upon redemption or expiration.

The two primary estimates utilized to record the contract liability for reward points earned by members are the estimated retail price per point and estimated breakage. The estimated retail price per point is based on the actual historical retail prices of product purchased or service obtained through the redemption of reward points. We estimate breakage of reward points based on historical redemption rates. We continually evaluate our methodology and assumptions based on developments in retail price per point redeemed, redemption patterns and other factors. Changes in the retail price per point and redemption rates have the effect of either increasing or decreasing the contract liability through current period revenue by an amount estimated to represent the retail value of all points previously earned but not yet redeemed by loyalty program members as of the end of the reporting period.

Income taxes

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

Stock-based compensation

We recognize compensation costs resulting from the issuance of stock-based awards to third party consultant and former director as an expense in the statements of operations over the requisite service period based on a measurement of fair value for each stock-based award. The fair value of each warrants granted are estimated as of the grant date using the Black-Scholes-Merton option-pricing model while the fair value of each common stock granted are estimated using the Company’s closing stock price on the grant date. The fair value is amortized as compensation cost on a straight-line basis over the requisite service period of the awards. The Black-Scholes-Merton option-pricing model includes various assumptions, including the fair market value of the common stock of the Company, expected life of stock options, the expected volatility and the expected risk-free interest rate, among others. These assumptions reflect the Company’s best estimates, but they involve inherent uncertainties based on market conditions generally outside the control of the Company.

Convertible notes

We evaluate our convertible notes to determine if those contracts or embedded components of those contracts qualify as derivatives. The result of this accounting treatment is that the fair value of the embedded derivative is recorded at fair value each reporting period and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statements of operations as other income or expense.

In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value at issuance, this feature is characterized as a beneficial conversion feature (“BCF”). A BCF is recorded by us as a debt discount pursuant to ASC Topic 470-20 “Debt with Conversion and Other Options.” In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and we amortize the discount to interest expense, over the life of the debt.

Warrants

We account for warrants as equity-classified instruments in accordance with ASC 480 and ASC 815. The fair value of each warrant granted is estimated as of the date of grant using the Black-Scholes-Merton option-pricing model. The fair value is amortized as compensation cost on a straight-line basis over the requisite service period of the awards. The Black-Scholes-Merton option-pricing model includes various assumptions, including the fair market value of our common stock, expected life of stock options, the expected volatility and the expected risk-free interest rate, among others. These assumptions reflect our best estimates, but they involve inherent uncertainties based on market conditions generally outside our control.

Recent Accounting Pronouncements

See Note 2 of the notes to the consolidated financial statements included elsewhere in this report for a discussion of recently issued accounting standards.

BUSINESS

Our Mission

Our mission is to bring together the worlds of online e-commerce and offline physical retailers; widening consumer choice and rewarding loyalty, while sustaining and enhancing our earning potential.

Our Company

We have created an innovative online-to-offline (“O2O”) e-commerce platform business model offering consumers and merchants instant rebates and affiliate cashback programs, while providing a seamless e-payment solution with rebates in both e-commerce (i.e., online) and physical retailers/merchant (i.e., offline) settings.

Our proprietary product is an internet application (or “App”) branded “ZCITY App,” which was developed through our wholly owned subsidiary, ZCity Sdn. Bhd. (formerly known as Gem Reward Sdn. Bhd, name change effected on July 20, 2023) (“ZCITY”). The ZCITY App was successfully launched in Malaysia in June 2020. ZCITY is equipped with the know-how and expertise to develop additional/add-on technology-based products and services to complement the ZCITY App, thereby growing its reach and user base.

Through simplifying a user’s e-payment gateway experience, as well as by providing great deals, rewards and promotions with every use, we aim to make the ZCITY App Malaysia’s top reward and payment gateway platform. Our longer-term goal is for the ZCITY App and its ever-developing technology to become one of the most well-known commercialized applications more broadly in Southeast Asia and Japan.

As of November 28, 2023, we had 2,673,316 registered users and 2,026 registered merchants.

Corporate Structure

Treasure Global Inc is a Delaware corporation that was incorporated on March 20, 2020. We issued 10,000,000 shares to Kok Pin “Darren” Tan, our founder and former Chief Executive Officer on July 1, 2020, who as a result became our sole shareholder.

ZCity Sdn. Bhd. (formerly known as Gem Reward Sdn. Bhd, name change effected on July 20, 2023), a Malaysia private limited company was incorporated on June 6, 2017. Prior to the incorporation of ZCITY, Kok Pin “Darren” Tan entered into a Beneficial Shareholding Agreement (“Beneficial Shareholding Agreement 1”) with two individuals, one of which is a vice president of the Company (the “Initial ZCITY Shareholders”), which provided for the Initial Shareholders to hold the ZCITY shares issued to them in equal amounts and for the sole benefit of Kok Pin “Darren” Tan and provided Kok Pin “Darren” Tan with control over the voting and disposition over such shares as well as control over the issuance of additional ZCITY shares in consideration for equity in a company that had not been determined on the date of Beneficial Shareholding Agreement 1. On November 10, 2020, Kok Pin “Darren” Tan instructed the Initial ZCITY Shareholders to issue one million additional ZCITY shares to Chong Chan “Sam” Teo, currently our Chief Executive Officer, and as a result each Initial ZCITY Shareholder and Chong Chan “Sam” Teo held one million shares of ZCITY. On November 10, 2020. Chong Chan “Sam” Teo entered into a Beneficial Shareholding Agreement with Kok Pin “Darren” Tan with terms similar to Beneficial Shareholding Agreement 1 (“Beneficial Shareholding Agreement 2” and together with the Beneficial Shareholding Agreement 1, the “Beneficial Shareholding Agreements”). As a result of Kok Pin “Darren” Tan’s 100% ownership of our common stock and the Beneficial Shareholding Agreements, TGL and ZCITY were both under the sole control of Kok Pin “Darren” Tan.

TGL and ZCITY were reorganized into a parent subsidiary structure pursuant to a Share Swap Agreement, dated March 11, 2021, as amended on March 11, 2021 among TGL, the Initial ZCITY Shareholders and Chong Chan “Sam” Teo (the “Share Swap Agreement”), in which TGL exchanged 321,585 shares of its common stock (the “Swap Shares”) for all equity of ZCITY. Pursuant to the Share Swap Agreement, the purchase and sale of the Swap Shares was completed on March 11, 2021, but the issuance of the Swap Shares did not occur until October 27, 2021 when TGL amended its certificate of incorporation to increase the number of its authorized common stock to a number that was sufficient to issue the Swap Shares. As a result of the Share Swap Agreement, (i) ZCITY became the 100% subsidiary of TGL and Kok Pin “Darren” Tan no longer had any control over ZCITY’s ordinary shares; and (ii) Kok Pin “Darren” Tan, the Initial ZCITY Shareholders and Chong Chan “Sam” Teo owned 100% of the TGL common stock ( Kok Pin “Darren” Tan owning 97%). Subsequent to the date of the Share Swap Agreement, Kok Pin “Darren” Tan transferred 9,529,002 of his 10,000,000 shares of TGL common stock to 16 individuals and entities and currently owns less than 5% of our common stock.

We operate solely through our subsidiaries: (i) ZCITY; (ii) AY Food Ventures Sdn Bhd; (iii) Morgan Global Sdn. Bhd; and (iv) Foodlink. ZCITY owns all intellectual property rights to copyrightable, patentable, and other protectable intangible assets relating to our business, including trademarks.

Corporate Information

Our principal executive offices are located at 276 5th Avenue, Suite 704 #739, New York, New York 10001 and No.29, Jalan PPU 2A, Taman Perindustrian Pusat Bandar Puchong, 47100 Puchong, Selangor, Malaysia. Our corporate website address is https://treasureglobal.co. Our ZCITY website address is https://zcity.io. The information included on our websites is not part of this prospectus.

Market Opportunity

We expect that continued strong economic expansion, robust population growth, rising level of urbanization, the emergence of the middle class and the increasing rate of adoption of mobile technology provide market opportunities for our Company in Southeast Asia (“SEA”). SEA is a large economy and, as of 2022, its gross domestic product (“GDP”) was US$3.66 trillion15. In comparison, the respective GDP for both the European Union (“EU”) and the United States (“US”) totaled US$15.8 trillion and US$25.5 trillion16 in 2022. SEA has experienced rapid economic growth rates in recent years, far exceeding growth in major world economies such as Japan, the EU and the US. According to the International Monetary Fund (“IMF”) , Malaysia’s GDP growth averaged more than 4.5% from 2016 to 2019, but contracted by 6.0% in 2020 due to the COVID-19 pandemic and is expected to average 4.5% growth for the next five years (including 2023).17 The GDP of Malaysia amounted to US$337 billion in 2020 and is projected to reach approximately US$500 billion by 2025.18

SEA continues to enjoy robust population growth. The United Nations Population Division estimates that the population of the SEA countries in 2000 was approximately 525 million people growing to 668 million in 2020. According to the World Bank, Malaysia had a population of approximately 33 million people in 2022 compared to 23 million people in 2000.19

[15]	https://www.statista.com/statistics/796245/gdp-of-the-asean-countries/

[16]	https://www.statista.com/statistics/263591/gross-domestic-product-gdp-of-the-united-states/
https://www.statista.com/statistics/279447/gross-domestic-product-gdp-in-the-european-union-eu/

[17]	https://www.imf.org/en/News/Articles/2023/05/31/pr23191-malaysia-imf-executive-board-concludes-2023-article-iv-consultation-with-malaysia

[18]	IMF Staff Report March 2021

[19]	https://www.worldometers.info/world-population/south-eastern-asia-population/, https://www.worldometers.info/world-population/malaysia-population/

https://data.worldbank.org/indicator/SP.POP.TOTL?locations=MY

A high percentage of Malaysians have lived in cities for the last decade and that percentage is increasing. Since 2011,20 Malaysia’s urbanization has increased from approximately 71.61% to approximately 77.7% in 2022. By comparison, in 2020 the urbanization rates for China, Vietnam and India were approximately 62.51%, 37% and 35%, respectively.21

Urbanization is highly correlated with the size and growth of the middle class. Simply put, urbanization drives middle class consumption demand. According to the World Bank, Malaysia is likely to transition from an upper-middle-income economy to a high-income economy between 2024 and 2028, a reflection of the country’s economic transformation development trajectory over past decades. In fact, Malaysia’s gross national income per capita is at US$11,200 according to latest estimates, only US$1,335 short of the current threshold level that defines a high-income economy.23

And despite the ongoing effects from the Covid-19 pandemic, the Internet economy continues to boom in SEA. According to Google Temasek e-Conomy SEA 2022 Report (the “Google Report”), internet usage in the region increased with 20 million new users added in 2022 for a total of 460 million compared to 360 million in 2019 and 440 million in 2021.24 Eighty nine percent of Malaysia’s population is now online, compared to approximately fifty six percent in 2010.25 81% and 80% of Malaysia and SEA’s internet users, respectively, have made at least one purchase online. E-commerce, online media and food delivery adoption and usage surged with the total value of goods and services sold via the Internet, or gross merchandise value (“GMV”), in SEA, expected to reach approximately US$200 billion by year end 2022 according to the Google Report. In fact, according to the Google Report, the SEA Internet sector GMV is forecast to grow to over US$360 billion by 2025 up from the $300 billion forecast in the Google, Temasek, Bain SEA Report 2022.26

Malaysia’s internet economy has grown from $14 billion in 2020 to $21 billion in 2021 (47% growth) and is expected to grow to $35 billion in 2025.27

As consumers in these markets that gradually shifting towards online platforms model, the total value of internet-based transactions has grown tremendously and is expected to keep doing so. According to the Google Report, total GMV of South Asia’s Internet economy is expected to skyrocket from US$174 billion in 2021 to US$363 billion in 2025.

We believe that these ongoing positive economic and demographic trends in SEA and South Asia propel demand for our e-commerce platform.

[20]	https://www.statista.com/statistics/455880/urbanization-in-malaysia/

[21]	Statisia.com

[22]	https://www.worldbank.org/en/country/malaysia/overview#1

[23]	The World Bank Press Release dated March 16, 2021, https://www.worldbank.org/en/news/press-release/2021/03/16/aiminghighmalaysia

[24]	https://services.google.com/fh/files/misc/e_conomy_sea_2021_report.pdf

[25]	https://www.statista.com/statistics/975058/internet-penetration-rate-in-malaysia/

[26]	https://www.bain.com/globalassets/noindex/2020/e_conomy_sea_2020_report.pdf https://services.google.com/fh/files/misc/e_conomy_sea_2022_report.pdf

[27]	https://www.digitalnewsasia.com/digital-economy/e-conomy-sea-report-2021-malaysias-internet-economy-crosses-us21-bil

About the ZCITY App

SEA consumers have access to a plethora of smart ordering, delivery and “loyalty” websites and apps, but in our experience, SEA consumers very rarely receive personalized deals based on their purchases and behavior.

The ZCITY App targets consumers through the provision of personalized deals based on consumers’ purchase history, location and preferences. Our technology platform allows us to identify the spending trends of our customers (the when, where, why, and how much). We are able to offer these personalized deals through the application of our proprietary AI technology that scours the available database to identify and create opportunities to extrapolate the greatest value from the data, analyze consumer behavior and roll out attractive rewards-based campaigns for targeted audiences. We believe this AI technology is currently a unique market differentiator for the ZCITY App.

We operate our ZCITY App on the hashtag: “#RewardsOnRewards”. We believe this branding demonstrates to users the ability to spend ZCITY App-based Reward Points (or “RP”) and “ZCITY Cash Vouchers” with discount benefits at checkout. Additionally, users can use RP while they earn rewards from selected e-Wallet or other payment methods.

ZCITY App users do not require any on-going credit top-up or need to provide bank card number with their binding obligations. We have partnered with Malaysia’s leading payment gateway, IPAY88, for secure and convenient transactions. Users can use our secure platform and enjoy cashless shopping experiences with rebates when they shop with e-commerce and retail merchants through trusted and leading e-wallet providers such as Touch’n Go eWallet, Boost eWallet, GrabPay eWallet and credit card/online banking like the “FPX” (the Malaysian Financial Process Exchange) as well as more traditional providers such as Visa and Mastercard.

Our ZCITY App also provides the following functions:

1.	Registration and Account verification

Users may register as a ZCITY App user simply, using their mobile device. They can then verify their ZCITY App account by submitting a valid email address to receive new user “ZCITY Newbie Rewards.”

2.	Geo-location-based Homepage

Based on the users’ location, nearby merchants and exclusive offers are selected and directed to them on their homepage for a smooth, user-friendly interaction.

3.	Affiliate Partnership

Our ZCITY App is affiliated with more than five local services providers such as Shopee and Lazada. The ZCITY App allows users to enjoy more rewards when they navigate from the ZCITY App to a partner’s website.

4.	Bill Payment & Prepaid service

Users can access and pay utility bills, such as water, phone, internet and TV bills, while generating instant discounts and rewards points with each payment.

5.	Branded e-Vouchers

Users can purchase their preferred e-Vouchers with instant discounts and rewards points with each checkout.

6.	User Engagement through Gamification

Users can earn daily rewards by playing our ZCITY App minigame “Spin & Win” where they can earn further ZCITY RP, ZCITY e-Vouchers as well as monthly grand prizes.

7.	ZCITY RAHMAH Package

ZCITY has collaborated with the Ministry of Domestic Trade and Cost of Living (KPDN) for the launch of the ZCITY RAHMAH Package. This program offers a comprehensive package of living essential e-vouchers on the ZCITY app for items such as petrol, food, and bills. ZCITY users will be able to purchase vouchers for these items at reduced prices, thereby assisting low-income Malaysians and helping to address this societal challenge.

8.	TAZTE Smart F&B system

ZCITY App offers a “Smart F&B” system that provides a one stop solution and digitalization transformation for all registered Food and Beverage (“F&B”) outlets located in Malaysia. It also allows merchants to easily record transactions with QR Digital Payment technology, set discounts and execute RP redemptions and rewards online on the ZCITY App.

By utilizing our CRM analytics software to attract and retain consumers through personalized promotions, we believe that data-driven engagement can be more efficiently harnessed to generate greater profitability.

9.	Zstore

Zstore is ZCITY App’s e-mall service that offers group-buys and instant rebate to users with embedded AI and big data analytics to provide an express shopping experience. The functionality and benefit of users to use the Zstore can be summarized within the chart below:

Set out below is an illustration of some of our key partnerships by category:

Retail Merchant Agreements. We have retail merchant agreements with Morganfield’s Holdings Sdn. Bhd, and the Alley which together own more than 100 offline food and beverage franchises in Malaysia. Each of these retail merchants have signed our standard retail merchant agreement which allow merchants to sell their products on the ZCITY App for which we receive a commission ranging from 1% to 10% depending on the category of goods or services being purchased on the ZCITY App. These agreements also provide that each party may use the intellectual property marks of the other party without charge. These agreements may be terminated by either party with 30 days’ notice. On June 6, 2023, TGL entered into a licensing agreement with the fast-growing Malaysian F&B brand, Abe Yus. This agreement grants TGL the exclusive worldwide right to sublicense third parties to use Abe Yus’ trademarks for their F&B business chain. Serving as the master franchisor, TGL will oversee brand loyalty and raw material supply. Additionally, all Abe Yus F&B outlets will be required to adopt TAZTE, TGL’s digital F&B management system, across all their operations and generating more revenue through monthly licensing fees, start-up fees for new location and supply chain management.

Services Partners Agreements. We have service provider agreements with Coup Marketing Asia Pacific Sdn. Bhd. D/B/A Pay’s Gift and MOL Access Portal Sdn. Bhd. D/B/A Razer Gold in which Pay’s Gift and Razer Gold provide us with e-vouchers for use on the ZCITY App that provide users with discounts on goods and services of many top multinational and lifestyle brands, including gas, clothing, fast food, movie theaters and others. We pay the service partner for the cost of the e-voucher plus a service fee. These contracts provide for the use by us of the trademarks of the service providers and may be terminated at any time with 30 days’ notice. ZCITY has also entered into an agreement with Apigate Sdn Bhd, a wholly-owned subsidiary of Axiata Digital, branded as Boost Connect. This agreement was entered into on July 28, 2023, and commenced on the same date, July 28, 2023. It shall continue until March 1, 2024. Apigate Sdn Bhd is a global digital monetization and customer growth platform ecosystem provider, which offers us the services for the reselling of digital vouchers.

Local Strategic Partner Agreements. We have local strategic partner agreements with iPay88. The agreements we enter into with these local strategic partners provide us with payment gateways (i.e, online “checkout” portals) used to enter credit card information for payment of goods and services.

The iPay88 agreement was entered into on August 6, 2021 and provides our users with payment gateways that include credit card processing, online banking services from certain banks in Malaysia and eWallet payment processing for certain brands for which iPay88 receives a fee ranging from 1.0% to 1.6% of the processed transaction depending on the credit card used or if the transaction is online banking or eWallet. ZCity Sdn Bhd (formerly known as Gem Reward Sdn Bhd), has entered into a business partner agreement with CIMB Bank to establish a payment gateway. This agreement enables users to conveniently make payments using their CIMB Bank credit and debit cards. Additionally, users have the added benefit of enjoying rewards for their spending at ZCITY through this partnership.

 Local Demands Agreements. We have local demand agreements with Digi Telecommunication Sdn. Bhd. (“Digi”) and ATX Distribution Sdn. Bhd. (“ATX”) which provide ZCITY App users bill payment services.

The Digi agreement was entered on December 16, 2021 and provides our users with bill payment services for all of its telecommunication products and services to postpaid subscribers. We receive a commission from Digi of 0.5% for each transaction. ZCITY App users may also use Digi’s prepaid automatic internet payment service for which we receive a commission from Digi of 2.5% for each reload. The Digi agreement may be terminated by either party with 30 days’ notice. CelcomDigi kicked off full-scale integration of Digi & Celcom network in December 2022. This marks one of the largest telecommunications network deployment projects in Malaysia.

The ATX agreement was entered into on November 8, 2021 whereby ATX and provides our users with bill payment services for many companies in Malaysia, including but not limited to, certain utilities, telecommunication companies, insurance companies, entertainment companies and charities. We receive a commission on each transaction from ATX at different rates depending on the company for which the bill is being paid. The ATX agreement may be terminated by either party with 30 days’ notice.

The Company has both direct and indirect relationships with merchants and service providers. In terms of the Company’s indirect relationships, through the service partner’s agreement the Company is able to offer e-vouchers for leading brands including, among others, Shell, Lazada FamilyMart and Watsons; while via the iPay88 agreement, the Company gains access to other e-wallet providers, such as Boost and Grabpay. Additionally, through the Company’s agreement with ATX Distribution, it is able to gain access to bill payment services provided by Malaysia’s telco service provider such as, among others, CelcomDigi, U Mobile, Astro and Air Selangor.

Download ZCITY App

ZCITY App is free to download from the Google Play Store, Apple iOS Store, and Huawei AppGallery.

ZCITY Apps’s Reward Points Program

Operating under the hashtag #RewardsOnRewards, we believe the ZCITY App reward points program encourages users to sign up the app, as well as increasing user engagement and spending on purchases/repeat purchases and engenders user loyalty.

Furthermore, we believe the simplicity of the steps to obtaining Reward Points (or “RP”) is an attractive incentive to user participation in that participants receive:

●	200 RP for registration as a new user;

●	100 RP for referral of a new user;

●	Conversion of Malaysian ringgit spent into RP;

●	50% RP of every referred user paid amount as a result of the referral; and

●	25% RP of every referred user paid amount as a result of the referral.

The key objectives of our RP are:

●	Social Engagement:

RP are offered to users for increased social engagement.

●	Spending:

RP incentivizes users with every MYR spent in order to increase the spending potential and to build users loyalty.

●	Sign-up:

Drives loyalty and greater customer engagement. Every new user onboarded will get 200 RP as welcoming gift.

●	Referral Program:

Rewards users with RP when they refer a new user.

Offline Merchant

When using our ZCITY App to make payment to a registered physical merchant, the system will automatically calculate the amount of RP to deduct. The deducted RP amount is based on the percentage of profit sharing as with the merchant and the available RP of the user.

Online Merchant

When using our ZCITY App to pay utility bills or purchase any e-vouchers, our system shows the maximum RP deduction allowed and the user determines the amount of discount deducted subject to maximum deductions described below and the number of RP owned by such user.

Different features have different maximum deduction amounts. For example, for bill payments, the maximum deduction is up to 3% of the bill amount. For e-vouchers, the maximum deduction is up to 5% of the voucher amount.

In order to increase the spending power of the user, our ZCITY App RP program will credit RP to the user for all MYR paid.

Merchant Facing Business

At present, our ZCITY merchants are concentrated in the F&B and lifestyle sectors. Moving forward, we plan to expand our product/service offering to include grocery stores, convenience stores, “micro-SME” (“small to medium size enterprises”) loan programs, affiliate programs and advertising agencies.

We believe that ZCITY’s TAZTE Smart F&B System, launched in the fourth quarter of 2022, provides merchants with a one-stop automated solution to digitalize their business. It offers an innovative and integrated technology ecosystem that addresses and personalizes each merchant’s technological needs and aims to be at the forefront of creating a smart consumer experience, thereby eliminating conventional and outdated standalone point of sale (or “POS”) systems.

TAZTE allows merchants to effortlessly record transactions with online payment or QR digital payment technology, set discounts and execute RP redemptions and rewards online, all via our ZCITY App. It utilizes ZCITY App’s CRM analytics software to attract and retain consumers through personalized, data-driven engagement to generate greater profitability.

TAZTE Smart F&B System also features a ‘Deviceless Queue System’ that reduces staff headcount and a private domain delivery service that will allow merchants access to multiple dedicated delivery partners to ensure outstanding delivery service to consumers.

Licensing Agreements

AI Lab Martech Sdn. Bhd

On October 12, 2023, we entered into the License and Service Agreement with AI Lab Martech Sdn. Bhd, a company that provides application, services and turnkey solutions on AI in various aspects, including customization, video production, brand engagement, marketing and content creation, in which the Licensor shall provide an exclusive, non-transferable, royalty-free license to use and operate the AI Software in exchange for the issuance of USD$563,000 worth of our common stock. The License Agreement is for a period of 12 months and at the expiration of the term, the Company has an option to renew the term of the License Agreement for an additional 12 months. The License Agreement may be terminated if the Company or the Licensor materially breaches any of its obligations or undertakings as set forth in the License Agreement or if the Licensor or we are subject to any form of insolvency administration, ceases to conduct its business or has a liquidator appointed over any part of its assets. The Shares were issued on October 12, 2023.

Abe Yus

On June 6, 2023, AY Food Ventures Sdn Bhd (“AYFV”), one of our wholly owned subsidiaries entered into a licensing agreement with Sigma Muhibah Sdn Bhd (“Abe Yus”), a food & beverage company, in which Abe Yus granted AYFV the exclusive worldwide right to grant sub-licensees to any third parties to use Abe Yus’ trademarks for its food & beverage business chain (the “Abe Yus Licensing Agreement”). As the master franchisor, AYFV will manage brand loyalty and raw material supply. Under the Abe Yus Licensing Agreement, all the Abe Yus F&B outlets will be obligated to adopt TAZTE, our digital F&B management system, across all our businesses.

Morganfield’s

On May 1, 2023, through our subsidiary, Morgan Global Sdn. Bhd. and Morganfield’s Holdings Sdn. Bhd. (“Morganfield’s”), a restaurant chain specializing in comfort food and American-style barbecue, entered into a Worldwide Master License Agreement (the “Morganfield’s License Agreement”), in which Morganfield’s granted us an exclusive worldwide license to grant sub-licensees to third parties to use Morganfield’s trademarks for the restaurant business. Pursuant to the Morganfield’s License Agreement, Morganfield’s will also adopt our digital food & beverage management system, TAZTE, in its nine franchisees in Malaysia, China and Singapore, accelerating the rollout of TAZTE in the region.

The term of the Morganfield’s License Agreement is for a period of five years, from May 1, 2023 to May 1, 2028, and will automatically renew for another five years upon expiration of the initial term unless the Morganfield’s License Agreement is terminated. We will be entitled the right to collect payment of the total monthly collections from our sub-licensees, namely current licensees and the newly-appointed sub-licensees provided that we pay to Morganfield’s the monthly management fees, the amount of which will range depending on our total monthly collection from our sublicensees in any given period, with a minimum monthly payment of RM 90,000 in year 1, RM 100,000 in year 2, RM 110,000 in year 3, RM 120,000 in year 4 and RM 130,000 in year 5.

Foodlink

As we became closer to the F&B industry and increased our understanding, we saw a significant opportunity that would not only support the distribution of TAZTE, but establish several new revenue streams for us. Our strategic plan is to establish synergies with our technology solutions by becoming a master licensor of F&B companies in Southeast Asia. We will adopt TAZTE into new restaurants, while also receiving revenue from monthly licensing fees and start-up fees with little barrier to entry.

Under the subsidiary named “Foodlink” that TGL has established to house F&B master franchisor activity, the subsidiary will manage all brand royalties and related IP through lease, ownership or JV agreements; and provide F&B consulting including market & product optimization as well as supply chain monetization. TAZTE Smart F&B System shall be adopted in Morgan Global and AY Food Venture licensee holder.

Tourism AI Application

On July 19, 2023, we entered into a Collaboration Agreement (the “Collaboration Agreement”) with VCI Global Limited (NASDAQ: VCIG) (“VCI Global”), a multi-disciplinary consulting group focused on business and technology, in which VCI Global and us shall collaborate to develop an AI-powered travel platform (“Travel Platform”) which utilizes advanced technology, including high-tech and predictive technology, to assist its users in discovering the best places to visit, explore, dine and engage in various activities during their travel in Malaysia. Furthermore, the Travel Platform aims to facilitate the seamless booking of flights, hotels, car rentals, theme park tickets and concert show tickets. Pursuant to the Collaboration Agreement, VCI Global and us shall share ownership and profits generated from this collaboration on a 50:50 basis.

On July 20, 2023, ZCITY entered into a Software Development Agreement (the “Software Agreement”) with VCI Global, in which ZCITY shall create, design, produce, develop, finalize, commission and deliver to VCI Global the Travel Platform. Pursuant to the Software Agreement, VCI Global shall pay ZCITY in either cash or VCI Global shares of common stock equal to USD $1 million as service consideration.

Marketing Strategy - Consumer

With the number of available apps for download from the world’s leading app stores totaling over four million, we believe that structured and innovative user marketing strategy is the only way to stand out in today’s app market. Aside from focusing on app development and building our app features properly, we believe we need to get our app featured on the leading platforms to most successfully extend our reach and user base.

We believe that our ZCITY App marketing strategy covers the user from when they first learn about our ZCITY App, to when they become a regular repeat user. The marketing strategy for the ZCITY App involves defining our target audience, learning how best to reach them, how best to communicate with them, and analyzing their “in-app” behavior to make continuous AI driven improvements as users move through the recruitment funnel.

Ultimately, the goal of our ZCITY App marketing strategy is to acquire users that will not only drive repeat engagement, but will also become loyal advocates for the ZCITY App.

At the initial launch of the ZCITY App in June 2020, we combined both online and offline strategies in branding and marketing, which we believed would effectively communicate our objectives, reaching a prospective target audience and turning that target audience into users of our ZCITY App.

Other than just user experience and features offered in the app itself, we believe consumers are choosing brands whose messaging, marketing and values go beyond the product, and have a potentially deeper meaning to the user. For example, they may consider brand trustworthiness and identity to be major influences on their market decisions. As a result, we have focused on building brand loyalty to drive on going marketing success, increase repeat users and attain greater market share.

In this regard, we have chosen to adapt various marketing strategies, such as re-targeting users and enticing current users to use our app on multiple occasions, by providing what users look for when they choose our app in order to increase engagement and retention. The diagram below reflects the strategies we engage in to promote marketing success and avoid missed opportunities.

We adopt a multi-pronged approach to user outreach through outdoor digital billboards, radio commercials, third party editorials and advertorials, social media postings on platforms such as Facebook, Instagram, TikTok, YouTube, as well as the targeting of users through Google ads and direct email marketing to encourage downloads and promote various campaigns.

Since the outbreak of the COVID-19 pandemic, we have been very focused on reaching our target audience through digital media due to movement restrictions and retail closures. Advertisements especially on social media have become more routine.

Social media-based advertising can be very targeted, helping to convert new users into repeat users and building brand loyalty. We reach potential users based on criteria, including, among others, job title, interests, marital status, and recent locations. We believe that it is much easier to measure and optimize social media campaigns while they are active. If an advertisement isn’t producing the expected results, we can suspend the campaign or reallocate funds on demand.

Another key media vehicle that we utilize is Universal App Campaign (or “UAC”) by Google. UAC helps promote our ZCITY App across Google’s largest properties including Google Search, Google Play Store, YouTube, and the Google Display Network. It combines information Google has on users’ tendencies and perceived intents outside of the app (such as what they have searched for, what other apps they have downloaded and what they watched on YouTube) with advertisers’ information on user actions in the app.

UAC then uses machine learning technology to make decisions for each ad by analyzing potential data signal combinations in real-time, including the platform where users are most likely to engage with our ad (such as YouTube or Gmail), the right ad format (whether video, text, or combination of the two) and keywords that will perform best for our marketing goals.

In addition, in order to obtain more accurate data for analysis, AppsFlyer SDK is installed in our ZCITY App, where it provides conversion data of user acquisition and retention campaigns. Through AppsFlyer SDK, we can monitor digital media activities to optimize our marketing budget. The data can be utilized and turned into actionable insights (to run campaigns and promotions which users are more favorable to) that will share our strategic and tactical business decisions, while boosting the ZCITY App brand presence.

Marketing Strategy - Merchants “6Cs” Strategy

In order to roll out our system, we plan to implement our 6Cs marketing strategy: clients, convenience, competition, consistency with creative content, corporate social responsibilities and credibility.

Clients (Soon-to-be F&B Owners). We have forecast potential merchants by category, which will enable us to create a marketing plan that will attract them by aligning our promotional content with their business interests and ideals. We will initiate advertisements that connect with their preferences and generate brand loyalty. We have developed “The PILOT” program where we plan offer prospective merchant F&B owners a free TAZTE Smart F&B system to facilitate their O2O business.

Convenience. We plan to demonstrate the convenience provided by our ZCITY App by launching a digitalization initiative which can get a merchant up and running on our platform within 24 hours. We believe this strategy emphasizes the ease of onboarding potential merchants and the potential positive transformation of their business in the shortest amount of time.

Competition. To further differentiate our system from our competitors, we expect to identify, compare and discover issues within their business model of operations against our own business model. The “SWITCH 180” program is where we plan to offer F&B owners not only a free TAZTE Smart F&B system, but we will also offer additional support such as artificial intelligence inventory management system and discount vouchers.

Consistency with Creative Content. We plan to maintain a consistent brand image across all our current marketing approaches with creative and innovative content. We strive to make our brand recognizable to stand out among competitors to increase brand awareness and recognition.

Corporate Social Responsibilities. We expect to integrate social and environmental concerns in our business operations to gain positive publicity and recognition and greater market exposure. For example, our “Love Delivery” program under TAZTE will allow consumers to donate food through our merchant family to charitable establishments such as orphanages and senior centers and similar charitable organizations. Our “Green Oil” program will allow our merchants to contribute to zero pollution by recycling used cooking oil with one of our strategic partners.

Credibility. We expect to prove our credibility by presenting our expertise to potential merchants who are seeking alternative business strategies in the ever-expanding technological age. We believe that promoting a credible and reliable system for merchants will increase referrals and positive reviews. Our “TAZTE Cares <3” program offers F&B owners free business operations “health checks” and offers troubleshooting solutions by introducing TAZTE Smart F&B System into their business.

Revenue Model

ZCITY’s revenues are generated from a diversified mix of:

●	e-commerce activities for users;

●	services to merchants to help them grow their businesses; and

●	membership subscription fees.

The revenue streams consist of “Consumer Facing” revenues and “Merchant Facing” revenues.

The revenue streams can be further categorized as following: (1) product and loyalty program revenue, (2) transaction revenue, and (3) agent subscription revenue. Please see “Management’s Discussion and Analysis ̶ Revenue Recognition.”

Our Competitive Strengths

Powerful, Unique and Integrated App. We have designed an application – the ZCITY App – which serves both consumers and merchants in ways that concurrently maximize value creation and enhance the shopping experience. Furthermore, through the application of our proprietary developed AI technology, we can offer consumers a more personalized and targeted rewards offering/experience.

Unique Loyalty Program. Operating under our hashtag #RewardsOnRewards, we believe our RP program increases user engagement and loyalty. Through consumer redemption and platform issuance of RP, we believe our system is advantageous to both consumers and merchants.

Attractive Markets. We currently operate in Malaysia, which according to the IMF is expected to average 4.5% GDP growth over the next five years. See “Business—Market Opportunity.”

As we scale our operations, we intend to expand to other countries in Southeast Asia, which possesses solid economic fundamentals, fast growing middle classes, favorable demographic trends and accelerating adoption of mobile technology.

Experienced Management Team. Our executives and directors combine decades of on-the-ground local e-commerce operations and social media marketing experience, as well as professional expertise in the global finance field.

Our Growth Strategy

Our main goal is focused on the recruitment of new consumers and the registration of as many TAZTE merchants as possible in the most efficient way in the shortest amount of time. We believe that this approach establishes a cycle where more consumers lead to more merchants and more merchants lead to more consumers. External partnerships play an important part in our business, as we will continue sourcing more delivery partners to offer our merchants greater flexibility.

Consumer Growth. We strive to provide consumers with a smarter shopping experience from ordering to receiving goods and services as one seamless process. Our marketing efforts will focus on attracting consumers by awarding RP upon the execution of successful transactions (where they can redeem instant rebates).

Merchant Growth. We believe that our TAZTE program is an example of an O2O platform focusing on transforming traditional ways of operating F&B business with digitalized smart ecosystems which better streamline merchant business operations and directly contribute to higher revenues. We feel TAZTE has the potential for our ZCITY App to pioneer a generation of technologically astute “Smart Merchants”, effectively encouraging more merchants to join the technological trend. Apart from the technological advantages, merchants would be able to gain access to a significant consumer database of nearly 1 million registered users currently for their own brand marketing.

Partner Growth. We are continuously enhancing the ZCITY App through adding further strategic partnerships. We believe that collaborations will enable merchants and consumers to have more options to choose from and the delivery speed and rates related to transparency will benefit all parties.

Expansion Growth. With our proven systems and by leveraging our large network, leading technology, operational excellence, and product expertise, we expect the ZCITY App to launch and scale our expansion plans to neighboring countries such as Indonesia, Thailand, and Japan, by partnering with or acquiring local establishments.

Acquisition Growth. In order to complement our organic growth strategy, we will continue to evaluate investment and acquisition opportunities that will enable us to become market leaders. Our anticipated investments and acquisitions of other e-commerce platforms in different verticals are expected to expand our service offerings and attract new consumers and merchants. We expect negotiations with acquisition targets in the e-Commerce industries. Furthermore, we would expect to finance such acquisitions through internal and potential financings from the stock market.

[28]	IMF: https://www.imf.org/en/News/Articles/2023/05/31/pr23191-malaysia-imf-executive-board-concludes-2023-article-iv-consultation-with-malaysia

Strategic Partnerships

We have entered into agreements with various Malaysian companies i.e.: Touch’nGo e-wallet marketing, iPay88, Boost eWallet, Digi and Grabpay eWallet to provide essential services to our ZCITY App platform.

Strategic partnerships are vital to our strategy and operations, as they enable the ZCITY App to offer more value-added services to both our consumers and merchants. Through our partnerships, we intend to gain low-cost access to our partners’ users, where possible, to drive user conversion. Our marketing approach to acquire strategic partners focuses on the benefits of brand awareness, stressing the ability to access a larger pool of consumers and clients while reducing marketing expenses via joint marketing efforts like crossover marketing campaigns, digital marketing and affiliate programs.

Competitive Outlook

We compete with other online platforms and apps for merchants, who can sell their products/services on other online shopping marketplaces and other food ordering platforms. We also compete with other e-commerce platforms and apps, fashion and lifestyle retailers and restaurants for the attention of consumers. Consumers have the choice of shopping with any online or offline retailer, large marketplaces or restaurant chain. We compete for consumers and merchants based on our ability to deliver a personalized e-commerce experience with an easy-to-use mobile app, unique cross-business reward system, instant rebate & cashback, and a trusted payment gateway which is both secure and convenient.

Within the Malaysian market, we believe the principal competitors to the ZCITY App to include, but not limited to Fave, Shopback and EZ. We have set out below how we perceive the ZCITY App differentiates its offering from these competitors in the Malaysian market both downstream (services provided to consumers) and upstream (services provided to merchants).

The information with respect to Fave was obtained from Fave’s website at https://help.myfave.com/hc/en-us/articles/115000181194-How-do-I-pay-with-FavePay-

The information with respect to Shop Back was obtained from Shop Back’s website at https://support.shopback.my/hc/en-us/articles/360037382453-Is-there-a-payment-method-not-eligible-for-Cashback-

We expect to be able to successfully compete for merchants based on our unique cross-business reward system, reward points module, instant rebate and cashback program, upcoming new features, which we expect will build lasting customer loyalty for our merchants, as well as our personalized, data-driven approach to customer engagement, both of which ensure that our success is aligned with that of our merchants.

Intellectual Property Matters

Our technology and ZCITY App are comprised of copyrightable and/or patentable subject matter licensed by our Malaysian subsidiary, ZCITY. Our intellectual property assets include trade secrets associated with our software platform. We have successfully carried out development of our multilayer cloud-based software platform based upon our reliance on third parties for payment and reward points deployment. As a result, we can monetize our software by making it available in locations such as the Apple iOS Store, Google Play Store, Huawei AppGallery and compatible with existing payment systems depending on the country’s regulatory requirements. We are currently focusing on using our intellectual property in Malaysia and plan to expand further into Southeast Asia as part of our strategy. The loss of all of these third-party payment facilitators could not be easily replaced and therefore could materially affect our business and results of operations.

Trademarks. ZCITY has filed one trademark application stylized as “” with the trademark offices of Malaysia. The name and mark, ZCITY App and other trade names and service marks of ZCITY in this prospectus are our property.

Patents. ZCITY has filed one patent application entitled “A Revenue Allocation System” with the Patents Registration Office of Malaysia.

We manage all our intellectual property matters in Malaysia including the registration of patents, trademarks, trade names, and service marks in the name of ZCITY, our subsidiary in Malaysia. While we have not delineated each of our trademarks, the foregoing constitutes our material trademarks. Without prejudice to the generality of foregoing, ZCITY is, inter alia, the direct owner of the registered trademark “ZCITY” in connection with artificial intelligence software, electronic payment services, loyalty programs, SaaS platforms, and other subsets of our business.

Information Technology Protection. All of our software development professionals are required to sign and are bound by the IT Infrastructure, Security, Email, Intranet Usage Policy Manual (the “IT Policy Manual”), which governs use of our hardware, software, code, source code, data, computational data, screen data, analytics dashboards, data displayed on screens, emails, intranet and internet. This IT Policy Manual establishes standard practices and rules for responsible, safe, and productive use of our intellectual property, information and assets and is expected to ensure the protection of information and prevention of any misuse.

We have internally implemented the “Active Directory and VPN” to manage access to our assets in order to prevent any intentional or unintentional leaks of sensitive data, documentation or information, as well as to prevent users from installing irrelevant software or malware viruses.

Our ZCITY App’s server is hosted on the AWScloud and is compliant with SOC2, which we believe securely manages our data across six aspects:

●	Security – protects the system resources against unauthorized access. Apply security group rules as security control. Enabled AWS WAF rule for more protection. AWS WAF (Web Application Firewall) is a managed security service provided by Amazon Web Services (AWS) that helps protect web applications from various web-based attacks. It acts as a protective layer between your web applications and the internet, allowing you to control and monitor incoming traffic to your web applications.

●	Availability – makes sure the server accessibility meets the SLA. Regularly review and report on server availability metrics to track performance against SLA targets. Provide transparent reporting to stakeholders, including customers, about server uptime and downtime. Moreover, continuously monitor and analyze server performance data (AWS) to identify areas for improvement. Implement optimizations to enhance server availability and performance over time.

●	Processing integrity– data process monitoring couple with quality assurance procedures can help ensure processing integrity.

●	Confidentiality – data is encrypted during network transmission.Subscripted to the cloud flare service, which offers a range of services to protect websites, applications, and company data.

●	Privacy – data collection, use, retention, disclosure and disposal of personal information in conformity.
●	Backup – Enabled AWS Backup service. It helps you centralize and automate the backup of data across various AWS services and on-premises resources. AWS Backup is designed to be efficient, scalable, and reliable.

We practice Disaster Recovery SOP to easily overcome disaster events efficiently. We have in place a “Disaster Recovery” (“DR”) initiative, which we rely on the “AWS” cloud facilities to ensure as described below:

The architecture diagram shows how “AWS” cloud architect is powered by distributed servers and database services across multiple zones to ensure disaster recovery on deployment across multiple data centers, once the Application Load Balancer (ALB) detects the primary unavailable then it will direct all traffic to other in-service data centers.29

[29]	Disaster Recovery – First-in-class automated disaster recovery mechanism with multi-AZ support https://docs.aws.amazon.com/whitepapers/latest/disaster-recovery-workloads-on-aws/disaster-recovery-options-in-the-cloud.html

The controls for restricting user access to our system and data, include:

1)	User authorization

2)	Maintaining the user access log

3)	Periodic review user access

4)	Revoking user access

5)	Managing Privileged User accesses

6)	Separation of Duties to reduce the risk of misuse of client code and assets

7)	Change management, risk management and issue management are exercised as part of Management Reviews

Litigation

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We believe that we do not have any pending or threatened litigation which, individually or in the aggregate, would have a material adverse effect on our business, results of operations, financial condition, and/or cash flows.

Properties

We lease and maintain our offices at located at 276 5th Avenue, Suite 704 #739, New York, New York 10001 and No.29, Jalan PPU 2A, Taman Perindustrian Pusat Bandar Puchong, 47100 Puchong, Selangor, Malaysia.

MANAGEMENT

The following are our executive officers and directors and their respective ages and positions as of November 28, 2023.

Name	Age	Position
Chong Chan “Sam” Teo	40	Chief Executive Officer, Director
Su Chen “Chanell” Chuah	44	Chief Operating Officer
Meng Chun “Michael” Chan	51	Chief Financial Officer
Su Huay “Sue” Chuah	41	Chief Marketing Officer
Jau Long “Jerry” Ooi	41	Vice President
Ho Yi Hui	45	Executive Director
Joseph R. “Bobby” Banks	61	Director
Marco Baccanello	61	Director
Jeremy Roberts	49	Director

Chong Chan “Sam” Teo is our Chief Executive Officer and a Director. Mr. Teo is an experienced corporate strategist who has contributed to building high-performance teams through implementation of organizational innovation within multiple companies operating in the fintech and ecommerce fields. Prior to this role, Mr. Teo served as Chief Operations Officer of the Company from July 2020 to June 2021, where he, among other things, led sales and strategic business development. From March 2020 to June 2021, Mr. Teo was the Chief Executive Officer of ZCITY, leading ZCITY in strategic/tactical planning, forecasting, capital budgeting, and financial cost controls. Prior to that role, Mr. Teo served as Director of Business Development of ZCITY from May 2018 to February 2020, where he was in charge of sales and business development. From May 2016 to April 2018, Mr. Teo was the Managing Director of Modes Cube Sdn Bhd, leading its business delivery team. Mr. Teo earned a Bachelor’s degree in Quantity Survey from the Sheffield Hallam University in 2006, and received a Diploma in Quantity Survey from the Tunku Abdul Rahman College in 2004.

Su Chen “Chanell” Chuah is our Chief Operating Officer. From 2020 to present Ms. Chuah has been Chief Operating Officer for ZCITY. At ZCITY, Ms. Chuah has, among other things, lead project management ensuring exchange listing related matters are executed according to plan; maintained liaison with exchange listing advisors’ counterpart to ensure corporate compliance elements are taken care of within the organization; ensured alignment of business directions/communication among internal and external stakeholders with regards to overall organization goals and plans and also the proprietary product planning. From 2016 to 2021 Ms. Chuah was the Chief Operating Officer for World Cloud Ventures Sdn Bhd. At World Cloud, Ms. Chuah’s responsibilities were, among other things, project management for mobile app, i1happyhour; ensuring portal development, business development planning, marketing strategy planning and business readiness; leading the application of MSC status for the company under the product: i1happyhour and successfully getting the approval; project management for Loyalty Reward Program, ZCITY Reward, ensuring development of IT portal, business readiness, marketing readiness, business development, legal agreement matters and customer service and project management for e-commerce program, ze.la.fa covering the IT platform development, online seller recruitment, agreement preparation and customer service. Ms. Chuah earned a Bachelor’s of Business in Finance and Banking from Charles Stuart University in 2010.

Meng Chun ‘Michael’ Chan is our Chief Financial Officer, appointed as of July 31, 2023. Prior to his appointment as Chief Financial Officer, Mr. Chan was the Company’s Financial Controller from January 3, 2023, where he handled finance, and accounts matters as well as assisting with M&A and fund raising. From May 2022 to September 2022, he was the Chief Financial Officer for Ikhasas Group of companies handling overall corporate finance including potential IPO, fund raising, banking, tax and accounts and investment. From January 2022 to May 2022, he was the Head of Group Treasury for Sime Darby Plantation Bhd (“Sime Darby”), a public listed company in Malaysia. At Sime Darby, Mr. Chan managed group cashflow, including banking facilities, worked on group inter-company reconciliations, financial reports and budget and cashflow plans. From July 2020 to February 2021, Mr. Chan, served as Group Deputy CEO/Group Chief Financial Officer for Smart Glove Holding Sdn Bhd, a Malaysian private company where he helped reorganize and prepare business for a potential initial public offering. From November 2015 to June 2020, Mr. Chan served as Chief Financial Officer for TS Global Network Sdn Bhd, a member company of PT Telkom Indonesia, where he completed the restructuring and turnaround as well as leading the successful adoption of MFRS standards. Prior to this, from April 2013 to November 2015, he was a Chief Financial Officer for Pasukhas Group Bhd. He was with Carimin Group of Companies from May 2000 to Aug 2012 before leaving as Group Financial Controller.

Mr. Chan received his Advance Diploma in Accounting from Institute of Financial Accountants (United Kingdom) in 2007 and a Master’s Degree in Finance and Accounting from University of Wales in 2014. Meng Chun ‘Michael’ Chan is a fellow member of the Institute of Public Accountants (Australia) and fellow member of the Institute of Financial Accountants (United Kingdom).

Su Huay “Sue” Chuah is our Chief Marketing Officer. From March 2021 to present Ms. Chuah has been the Chief Marketing Officer for ZCITY. At ZCITY, her responsibilities have been, among other things, to set marketing goals to establish strategic direction and plan positioning; plan, implement and manage marketing strategies; and contribute to the overall development of the company. From 2017 to 2021 Ms. Chuah was the Branding & Communication Director for Click Internet Traffic Sdn Bhd. At Click, Ms. Chuah, among other things, participated in the development of the brand marketing strategies in order to establish strategic direction and program positioning; defined the departmental vision to instill it in all levels of the marketing department to make up part of the working culture and oversaw the brand planning process inclusive of the definition of target consumers and the development of marketing mix and strategies. From 2016 to 2017, Ms. Chuah was the Brand Manager for Click and her key responsibilities were, among other things, to oversee a wide array of business functions including branding, communication channels, product development, online and offline promotions, and market research; team management and support their efforts and report to higher level and to identify how the brand is currently positioned in the market and identify future trends. Ms. Chuah received a Bachelor’s degree in Mass Communication from Limkokwing University College of Creative Technology in 2005.

Jau Long “Jerry” Ooi is our Vice President. From 2017 to present, Mr. Ooi has been the Managing Director of Ezytronic Sdn Bhd, where he leads business development. Prior to that role, Mr. Ooi served as Sales & Marketing Manager of Ezytronic Sdn Bhd, where he was in charge of sales structure, marketing strategy, and team development. Mr. Ooi received a Diploma in Computer Science/Information Technology in 2002.

Ho Yi Hui is an Executive Director. From 2019 to present Ms. Ho has been an Executive Director at Hanz Consulting Group Sdn. Bhd. where she provides professional and business consultation services, in terms of compliance and advisory for audit, tax and company secretarial related matters and professional training and coaching, Fron March 2018 to October 2019 she worked for RSM Tax Consultants (Malaysia) Sdn Bhd. as a Tax Executive Director where she led a team of 30 tax associates, seniors, managers and directors. Ms. Ho obtained an Advanced Diploma in Commerce Business Studies (Financial Accounting) and a Diploma in Business Studies (Accounting) from Tunku Abdul Rahman College in 2001.

Joseph R. “Bobby” Banks is a Director. Mr. Banks is a seasoned financial services executive. He previously worked in the New York and London offices of Goldman Sachs in the Corporate Finance, Mergers & Acquisitions and Communications, Media & Entertainment investment banking departments. Upon leaving Goldman Sachs, Mr. Banks joined JP Morgan Chase in their London Office as a Managing Director and Head of the Telecom and Media investment banking business in Europe, the Middle East and Africa (“EMEA”). He subsequently ran the Equity Capital Markets business for JP Morgan Chase also in EMEA. Mr. Banks has also worked in venture capital from 2014 to 2017 serving as Group Chief Financial Officer, Member of the Investment Committee, Chief Investor Relations Officer and Executive Board Member of Mountain Partners AG, a Zurich based venture capital firm. Since 2017, Mr. Banks has been an independent financial and strategy advisor to a number of companies across industries. Mr. Banks has a BA in Government from Dartmouth College and an MBA in Finance from the Wharton School at the University of Pennsylvania.

Marco Baccanello is a Director. Mr. Baccanello is an experienced corporate finance executive with expertise in advising companies operating in a broad range of industries, particularly within the technology space, in early to late-stage financings, growth strategy and strategic disposals, restructurings and acquisitions. In addition, he has experience in the preparation of the listing and initial public offering documents for companies on NASDAQ and international exchanges, with an emphasis on funding requirements and regulatory filings. Mr. Baccanello also has developed acquisition and marketing strategies for multiple digital opportunities, focusing on content published to app stores, including rapidly growing digital businesses in the technology and gaming space. From 2016 to present, Mr. Baccanello is a member of the Corporate Development team where he leads and manages business plan developments. Prior to that role, he was the Chief Financial Officer of PlayJam from 2010 to 2016, where he planned, implemented and managed all the finance activities, including business planning, budgeting, forecasting and negotiations. Mr. Baccanello’s experience as a former chartered accountant at PricewaterhouseCoopers and director of a private equity firm, specifically his expertise in managing growth businesses within the services, media and technology industries, make him a qualified director to serve on our Board. Mr. Baccanello earned a Bachelor’s degree in Economics at the University of Southampton.

Jeremy Roberts is a Director. Mr. Roberts is an experienced Corporate Financier with track-record of sourcing, structuring and negotiating and completing complex M&A deals and financing across a broad range of sectors and geographies. From 2013 to present Mr. Roberts has been the founder and Director of J and L Roberts Advisors in London, UK., a corporate consultancy firm. At J and L, Mr. Roberts has, among other things, advised family owners, High Net Worth Individuals, corporate and private equity groups on growth strategies and expansion; structuring and raising capital for various business ventures; as well as M&A assignments.  From 2013 to 2014 he was the Managing Director and consultant for i76 Sp Zoo in Warsaw, Poland.  At i76, he completed Ipopema 76’s first acquisition: Impress Group from Constantia Industries and worked on post-acquisition and separation matters to post-acquisition optimize internal group structure.  From 2011 to 2013 Mr. Roberts was a Principal at Corven Corporate Finance in London, UK. From 2002 to 2011, Mr. Roberts was a Director of Lansdowne Capital, an investment banking boutique, where he originated and executed transactions within the broader industrials sector.  Between 2000 and 2002, Mr. Roberts was a Vice President in the investment banking division of Credit Suisse in London. Mr. Roberts earned a BSc in Economics and Politics from University of Bath in 1994.

Code of Ethics

Our Board has adopted a written code of business conduct and ethics (“Code”) that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We have posted on our website a current copy of the Code and all disclosures that are required by law in regard to any amendments to, or waivers from, any provision of the Code.

Board Leadership Structure and Risk Oversight

Our Board has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from Board committees and members of senior management to enable our Board to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk.

Board of Directors

Our business and affairs are managed under the direction of our Board. Our Board consists of five directors, three of whom qualify as “independent” under the listing standards of Nasdaq.

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve until their successors have been elected and qualified.

Director Independence

Our Board is composed of a majority of “independent directors” as defined under the rules of Nasdaq. We use the definition of “independence” applied by Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three (3) years was, an employee of the company;

●	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

●	the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions);

●	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the compensation committee of such other entity; or

●	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three (3) years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Under such definitions, our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our Board has determined that Jeremy Roberts, Marco Baccanello and Joseph “Bobby” Banks are independent directors of the Company.

Committees of the Board of Directors

Our Board has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our Board is described below. Members serve on these committees until their resignation or until as otherwise determined by our Board.

Audit Committee

We have established an audit committee consisting of Marco Baccanello, Joseph “Bobby” Banks and Jeremy Roberts. Marco Baccanello is the Chairman of the audit committee. In addition, our Board has determined that Marco Baccanello is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●

reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board whether the audited financial statements should be included in our annual disclosure report;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The audit committee is composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

Compensation Committee

We have established a compensation committee of the Board to consist of Joseph “Bobby” Banks, Jeremy Roberts and Marco Baccanello, each of whom is an independent director. Each member of our compensation committee is also a non-employee director, as defined under Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. Joseph “Bobby” Banks is the chairman of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviews, approves and determines, or makes recommendations to our Board regarding, the compensation of our executive officers;

●	administers our equity compensation plans;

●	reviews and approves, or makes recommendations to our Board, regarding incentive compensation and equity compensation plans; and

●	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee consisting of Jeremy Roberts, Joseph “Bobby” Banks and Marco Baccanello. Jeremy Roberts is the Chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s duties, which are specified in our Nominating and Corporate Governance Audit Committee Charter, include, but are not limited to:

●	identifying, reviewing and evaluating candidates to serve on our Board consistent with criteria approved by our Board;

●	evaluating director performance on our Board and applicable committees of our Board and determining whether continued service on our Board is appropriate;

●	evaluating nominations by stockholders of candidates for election to our Board; and

●	corporate governance matters.

Family Relationships

Su Chen “Chanell” Chuah, our Chief Operating Officer and Su Huay “Sue” Chuah, our Chief Marketing Officer are sisters.

Involvement in Certain Legal Proceedings

Except as disclosed below, to our knowledge, none of our current directors or executive officers has, during the past ten (10) years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his or her involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

The following table illustrates the compensation paid by the Company to its executive officers. The disclosure is provided for the fiscal years ended June 30, 2023 and 2022. We refer to these individuals as our “named executive officers”:

Name and Principal Position	Fiscal Year Ended June 30,	Salary(1) ($)	Total ($)
Chong Chan “Sam” Teo (2)	2023	$37,105	$37,105
Chief Executive Officer	2022	$26,309	$26,309
Voon Him “Victor” Hoo(3)	2023	$--	$--
Chairman and Managing Director	2022	$120,000	$120,000

(1)	Salaries were paid in Malaysian Ringgits, U.S. dollar amounts are approximate.

(2)	Mr. Teo was appointed Chief Executive Officer on June 16, 2021.

(3)	Mr. Hoo resigned as Chairman and Managing Director on March 20, 2023

None of our other executives earned compensation in excess of $100,000 in fiscal years ended June 30, 2023 or 2022 and therefore pursuant to Instruction 1 to Item 402(m)(2) of Regulation S-K, only the compensation for our Chief Executive Officer and Chief Financial Officer is provided.

Employment Agreements

Teo Employment Agreement

Chong Chan “Sam” Teo, our Chief Executive Officer, and the Company entered into an Executive Employment Agreement dated as of July 1, 2020 (the “Teo Employment Agreement”), pursuant to which Mr. Teo was appointed as our Chief Operating Officer. On June 16, 2021. Mr. Teo resigned as our Chief Operating Officer and was appointed Chief Executive Officer. Mr. Teo is still otherwise employed under the terms of the Teo Employment Agreement. The Teo Employment Agreement provides Mr. Teo with a basic salary of MYR 10,000 (approximately $2,408) per month, which was increased to MYR 10,500 (approximately $2,333) per month on August 1, 2020, then further increased to MYR 11,500 (approximately $2,555) per month on July 1, 2022, followed by an additional increase to MYR 16,000 (approximately $3,555) per month on January 1, 2023 and recently increased to MYR 18,000 (approximately $4,000) per month on June 1, 2023 and benefits that are generally given to our senior executives. The Company or Mr. Teo may terminate the Employment Agreement with one hundred twenty days’ notice effective August 1, 2023. Mr. Teo was also employed as the Chief Executive Officer of GEM since March 1, 2020 on identical terms.

Ho Employment Agreement

Yi Hui Ho, our Executive Director, and the Company entered into an Executive Employment Agreement dated as of March 20, 2023 (the “Ho Employment Agreement”), pursuant which Ms. Ho was appointed as our Executive Director. The Ho Employment Agreement is one year term and on yearly renewable term. Under the Ho Employment Agreement Ms. Ho is entitled to compensation of MYR20,000 (approximately $4,444 per quarter effective from March 20 2023. The Company or Ms. Ho may terminate the Employment Agreement with 2 months’ written notice.

Outstanding Equity Awards at June 30, 2023

During the fiscal year ended June 30, 2023, we did not grant any equity awards.

Director Compensation Table

The following table illustrates the compensation paid by the Company to its directors. Only the independent directors are entitled to receive board compensation. The disclosure is provided for the fiscal year ended June 30, 2023.

Name	Salary per director ($)	Total per director ($)
Joseph “Bobby” Banks	$66,000	$66,000
Marco Baccanello	$93,030	$93,030
Jeremy Roberts	$72,000	$72,000

The independent directors (Joseph “Bobby” Banks, Marco Baccanello and Jeremy Roberts) are entitled to receive $6,000 per month, commencing October 16, 2021.

As Chairman of the Audit Committee Mr. Baccanello also received $7,000 per month from July to September 2022 for this fiscal year ended June 30, 2023. The payment is for the establishment of the Audit Committee and its procedures and processes, the engagement ended in September 2022.

The independent directors are also entitled to receive $300,000 in shares of our common stock issued and to be issued in $60,000 installments on December 11, 2022, March 11, 2023, June 11, 2023, September 11, 2023, and December 11, 2023. The value of the shares will be based on the average closing price of our common stock as reported on Nasdaq for the last five (5) business days in November 2022. On December 30, 2022, the independent directors agreed to the waiver of the $300,000 equity compensation.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of November 28, 2023 with respect to the holdings of (1) each person who is the beneficial owner of more than 5% of Company voting stock, (2) each of our directors, (3) each executive officer and (4) all of our current directors and executive officers as a group.

Beneficial ownership of the voting stock is determined in accordance with the rules of the SEC and includes any shares of company voting stock over which a person exercises sole or shared voting or investment power, or of which a person has a right to acquire ownership at any time within 60 days November 28, 2023. Except as otherwise indicated, we believe that the persons named in this table have sole voting and investment power with respect to all shares of voting stock held by them. Applicable percentage ownership in the following table is based on 27,439,309 shares of common stock issued and outstanding on November 28, 2023, and 53,425,309 shares of common stock issued and outstanding after this offering (excludes 100,000 shares of our common stock underlying the warrant issued to the underwriter in our initial public offering and 7,600,000 shares of our common stock underlying the Convertible Debentures), plus, for each individual, any securities that individual has the right to acquire within 60 days of November 28, 2023.

To the best of our knowledge, except as otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the shares of our common stock beneficially owned by such person, except to the extent such power may be shared with a spouse. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted. To our knowledge, there is no arrangement, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Name and Address of Beneficial Owner(1)	Title	Beneficially owned	Percent of Class Before Offering	Percent of Class After Offering
Officers and Directors
Chong Chan “Sam” Teo	Chief Executive Officer	2,783,516	10.2%	5.2%
Su Chen “Chanell” Chuah	Chief Operating Officer	476,000	1.7%	* %
Meng Chun “Michael” Chan	Chief Financial Officer	—	—
Su Huay “Sue” Chuah	Chief Marketing Officer	426,000	1.6%	* %
Jau Long “Jerry” Ooi	Vice President	318,696	1.2%	* %
Ho Yi Hui	Executive Director	—	—
Joseph R. “Bobby” Banks	Director	—	—
Marco Baccanello	Director	—	—
Jeremy Roberts	Director	—	—

Officers and Directors as a Group (total of 10 persons)		4,004,212	14.7%	7.5%

5%+ Stockholders
Chong Chan “Sam” Teo		2,783,516	10.2%	5.2%
The Evolutionary Zeal Sdn Bhd(2)		1,500,000	5.5%	2.8%
Tophill Holdings Sdn. Bhd.		2,756,879	10.1%	5.2%
AI Lab Martech Sdn Bhd		2,943,021	—	5.5%

*	Less than 1%.

(1)	Unless otherwise indicated, the principal address of the named directors and directors and 5%+ stockholders of the Company is care of Treasure Global Inc., 276 5th Avenue, Suite 704 #739, New York, New York 10001.

(2)	Controlled by two individuals, Wan Zainudin bin Wan Ibrahim and Roslina binti Omar.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than as disclosed below, and except for the regular salary and bonus payments made to our directors and officers in the ordinary course of business as described in the section entitled “Executive Compensation,” there have been no transactions since July 1, 2022, or any currently proposed transaction or series of similar transactions to which the Company was or is to be a party, in which the amount involved exceeds USD$120,000 and in which any current or former director or officer of the Company, any 5% or greater shareholder of the Company or any member of the immediate family of any such persons had or will have a direct or indirect material interest.

Su Chen “Chanell” Chuah, our Chief Operating Officer and Su Huay “Sue” Chuah, our Chief Marketing Officer are sisters.

Jeremy Roberts and Marco Baccanello, both of whom are independent directors of the Company are also independent directors of VCI Global Limited, the parent of V Capital Kronos Berhad, an affiliate of the Company during the fiscal year ended June 30, 2023. V Capital Kronos Berhad is no longer an affiliate of the Company.

On October 30, 2023 we issued 1,057,519 shares of our common stock to our Chief Executive Officer, Chong Chan “Sam” Teo and 759,216 shares of our common stock to our former chief executive officer, Kok Pin “Darren” Tan in repayment of $187,181 and $134,381 of debt, respectively. The Company has no outstanding debts owed to either party.

During the fiscal year ended June 30, 2023, World Cloud Ventures Sdn. Bhd. has converted its convertible note balance amounted to $108,590 into shares of the Company’s common stock upon completion of the Company’s initial underwritten public offering. Jau Long “Jerry” Ooi, a Vice President of the Company owns 50% of the equity of World Cloud Ventures Sdn. Bhd. As of June 30, 2022, World Cloud Ventures Sdn. Bhd.

During the fiscal year ended June 30, 2023, Chuah Su Mei has converted its convertible note balance amounted to $240,444 into shares of the Company’s common stock upon completion of the Company’s initial underwritten public offering. Chuah Su Mei, who is the Spouse of Kok Pin “Darren” Tan, shareholder of the Company.

During the fiscal year ended June 30, 2023, Click Development Berhad has converted its convertible note balance amounted to $120,235 into shares of the Company’s common stock upon completion of the Company’s initial underwritten public offering. Click Development Berhad is the shareholder of the Company.

During the fiscal year ended June 30, 2023, Cloudmaxx Sdn Bhd has converted its convertible note balance amounted to $568,305 into shares of the Company’s common stock upon completion of the Company’s initial underwritten public offering. Jau Long “Jerry” Ooi, a Vice President of the Company owns 30% of the equity of Cloudmaxx Sdn. Bhd.

During the fiscal year ended June 30, 2023, V Capital Kronos Berhad has converted its convertible note balance amounted to $1,400,000 into shares of the Company’s common stock upon completion of the Company’s initial underwritten public offering. Chuah Su Mei, who is the Spouse of Kok Pin “Darren” Tan, shareholder of the Company. Voon Him “Victor” Hoo owns more than 50% of the equity of V Capital Kronos Berhad. V Capital Kronos Berhad owned 14.55% of our outstanding shares of common stock during the Company’s last fiscal year. V Capital Kronos Berhad does not currently own any of the Company’s common stock.

During the fiscal year ended June 30, 2023 and 2022, the Company paid $290,476 and $690,367, respectively, to True Sight for consulting services. Su  Huay “Sue” Chuah, our Chief Marketing Officer is a 40% shareholder of True Sight Sdn Bhd.

During the fiscal year ended June 30, 2023, Voon Him “Victor” Hoo received 285,714 shares of our common stock upon his resignation from our board of directors.

DESCRIPTION OF SECURITIES

The following description of our securities is only a summary and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our Certificate of Incorporation and our Bylaws.

General

We are authorized to issue one class of stock. The total number of shares of stock which we are authorized to issue is 170,000,000 shares of capital stock, 150,000,000 of which are common stock, $0.00001 par value per share of which 27,425,309 shares of which are outstanding as of November 28, 2023 and 20,000,000 shares of which are preferred stock of which none are outstanding. As of November 28, 2023, there were 30 holders of record of our common stock.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights. Each share of our common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders.

Dividend Rights. Subject to limitations under Delaware law, holders of our common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our Board out of funds legally available therefor.

Liquidation Rights. In the event of the liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities.

Other Matters. The holders of our common stock that are not to be issued upon conversion of the convertible promissory notes have no subscription, redemption or conversion privileges; in addition, such common stock does not entitle its holders to preemptive rights. All of the outstanding shares of our common stock are fully paid and non-assessable.

Pre-funded Warrants

The term “pre-funded” refers to the fact that the purchase price of our common stock in this offering includes almost the entire exercise price that will be paid under the Pre-funded Warrants, except for a nominal remaining exercise price of $0.0001. The purpose of the Pre-funded Warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or, upon election of the holder, 9.99%) of our outstanding common stock following the consummation of this offering the opportunity to make an investment in the Company without triggering their ownership restrictions, by receiving Pre-funded Warrants in lieu of our common stock which would result in such ownership of more than 4.99% (or 9.99%), and receive the ability to exercise their option to purchase the shares underlying the Pre-funded Warrants at such nominal price at a later date.

Exercise of Warrants. Each Pre-funded Warrant is exercisable for one share of our common stock, with an exercise price equal to $0.0001 per share, at any time that the Pre-funded Warrant is outstanding. There is no expiration date for the Pre-funded Warrants. The holder of a Pre-funded Warrant will not be deemed a holder of our underlying common stock until the Pre-funded Warrant is exercised.

Subject to limited exceptions, a holder of Pre-funded Warrants will not have the right to exercise any portion of its Pre-funded Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of common stock in excess of 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the shares of our common stock then outstanding after giving effect to such exercise.

The exercise price and the number of shares issuable upon exercise of the Pre-funded Warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock. The Pre-funded Warrant holders must pay the exercise price in cash upon exercise of the Pre-funded Warrants, unless such Pre-funded Warrant holders are utilizing the cashless exercise provision of the Pre-funded Warrants.

Upon the holder’s exercise of a Pre-funded Warrant, we will issue the shares of common stock issuable upon exercise of the Pre-funded Warrant within two trading days following our receipt of a notice of exercise, provided that payment of the exercise price has been made (unless exercised to the extent permitted via the “cashless” exercise provision). Prior to the exercise of any Pre-funded Warrants to purchase common stock, holders of the Pre-funded Warrants will not have any of the rights of holders of the common stock purchasable upon exercise, including the right to vote, except as set forth therein.

Pre-funded Warrants may be exercised only if the issuance of the shares of common stock is covered by an effective registration statement, or an exemption from registration is available under the Securities Act and the securities laws of the state in which the holder resides. We intend to use commercially reasonable efforts to have the registration statement, of which this prospectus forms a part, effective when the Pre-funded Warrants are exercised. The Pre-funded Warrant holders must pay the exercise price in cash upon exercise of the Pre-funded Warrants unless there is not an effective registration statement or, if required, there is not an effective state law registration or exemption covering the issuance of the shares underlying the Pre-funded Warrants (in which case, the Pre-funded Warrants may only be exercised via a “cashless” exercise provision).

Fundamental Transaction. In the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common stock are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding shares of common stock, then following such event, the holders of the Pre-funded Warrants will be entitled to receive upon exercise of such Pre-funded Warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised their pre- Pre-funded Warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the Pre-funded Warrants.

Exchange Listing. We do not intend to apply for listing of the Pre-funded Warrants on any securities exchange or other trading system.

Book-Entry Form

The Pre-funded Warrants will be registered securities and will be evidenced by a physical certificate only.

Beneficial Ownership Exercise Limitation

Each holder of the Pre-funded Warrants will be subject to a requirement that they will not have the right to exercise the warrants to the extent that, after giving effect to such exercise, such holder (together with its affiliates) would beneficially own in excess of 4.99% (subject to increase at the option of the holder to 9.99% upon 61 days’ prior written notice) of the shares of our common stock outstanding immediately after giving effect to such exercise.

Preferred Stock

As of November 28, 2023, we have not issued any shares of preferred stock. However, our Board has the authority to issue up to 20,000,000 shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

While we do not currently have any plans for the issuance of any shares of preferred stock, the issuance of shares of preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the Board determines the specific rights of the holders of the preferred stock; however, these effects may include:

●	Restricting dividends on the common stock;

●	Diluting the voting power of the common stock;

●	Impairing the liquidation rights of the common stock; or

●	Delaying or preventing a change in control of the Company without further action by the stockholders.

Convertible Notes

We have issued $5,500,000 in Convertible Debentures to the Purchaser. For a detailed description of the Convertible Debentures see “Prospectus Summary—Recent Developments--Private Placement of Convertible Debentures.”.

As of November 28, 2023, a total of $1,900.000 is due under the Convertible Debentures. We will use part of the net proceeds in this offering to make a repayment in the amount equal to $2,093,747.95, which includes all amounts due and payable as of November 28, 2023, plus per diem interest of $208.22 for each day after November 28, 2023. The Convertible Notes will be paid in full after the repayment.

Warrants

On July 1, 2021, we agreed to issue a five-year warrant to purchase 300,000 shares of our common stock to Exchange Listing, LLC pursuant to a consulting agreement dated July 1, 2021 between us and Exchange Listing, LLC. The warrant exercise price of $4.00 per share.  Upon completion of the Company’s initial offering, Exchange listing LLC had exercised all of its warrants on cashless basis and received 157,143 shares of the Company’s common stock.

On August 10, 2022, we issued the underwriter in our initial public offering warrants (the “Representative’s Warrants”) to purchase an aggregate of 100,000 shares of our common stock, at an exercise price of $5.00 per share. The Representative’s Warrant may be exercised beginning on August 10, 2022, until August 10, 2027. As of November 28, 2023, no Representative’s Warrants have been exercised.

Options

None.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●	our Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction; or

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Vstock Transfer, LLC.

Listing

Our common stock is listed on The Nasdaq Capital Market under the symbol “TGL.”

UNDERWRITING

The representative is acting as the sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, the underwriters named below, through the representative, have severally agreed to purchase, and we have agreed to sell to the underwriters, the following respective number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares	Number Of Pre-funded Warrants
EF Hutton LLC	26,014,000	14,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriter has agreed to purchase all of the Shares offered by this prospectus (other than those covered by the option described below), if any are purchased.

We have granted the underwriter a 45-day option to purchase up to 6,002,100 additional shares of common stock and/or Pre-funded Warrants, representing 15% of the shares of common stock and the Pre-funded Warrants sold in the offering, solely to cover over-allotments, if any. If this option is exercised in full to purchase shares of common stock only, the total price to the public will be $4,600,000 and the total net proceeds, before expenses, to us will be approximately $4.05 million. The purchase price to be paid per additional Pre-funded Warrant shall be equal to the public offering price of the shares of common stock minus $0.0001.

The underwriter is offering the shares of common stock subject to various conditions and may reject all or part of any order. The underwriter has advised us that the underwriter proposes initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at a price less a concession not in excess of $0.003 per share to brokers and dealers. After the shares of common stock are released for sale to the public, the underwriter may change the offering price, the concession and other selling terms at various times.

The following table provides information regarding the amount of the discounts and commissions to be paid to the underwriter by us, before expenses:

			Total(1)
	Per Share	Per Pre-funded Warrant	Without Over- Allotment	With Over- Allotment(4)
Public offering price	$0.10	$0.0999	4,000,000	$4,600,210
Underwriting discount(2)	$(2)	$(2)	218,175.23	$257,839.47
Non-accountable expense allowance (1%)	$0.001	$0.000999	40,000	$46,002.10
Proceeds, before expenses, to us	$(3)	$(3)	3,741,824.77	$4,296,368.43

(1)	Includes $2,232,178 of the gross proceeds of this offering raised from investors that are introduced directly or indirectly by any party or entity which is not the Company (including but without limitation EF Hutton LLC) and $1,769,222 of the gross proceeds in this offering raised from investors that are introduced by the Company. Shares of common stock are being offered to the investors that were introduced by the Company.

(2)	For gross proceeds of this offering raised from investors that are introduced directly or indirectly by any party or entity which is not the Company (including but without limitation EF Hutton LLC), the underwriting discount is equal to $0.007 per share and $0.006993 per Pre-funded Warrant and for gross proceeds in this offering raised from investors that are introduced by the Company, the underwriting discount is equal to $0.0035 per share.

(3)	The proceeds, before expenses other than the 1% non-accountable expense, to us is equal to $0.92 per share and $0.091908 per Pre-funded Warrant if the underwriting discount of 7% is applied, and the proceeds, before expenses other than the 1% non-accountable expense, to us is equal to $0.955 per share, if the underwriting discount of 3.5% is applied.

(4)	Assuming no issuance of over-allotment option Pre-funded Warrants.

We have also agreed to pay the underwriter (i) a non-accountable expense allowance equal to 1% of the gross proceeds raised in the offering, as noted in the table, and (ii) $100,000 for fees and expenses of legal counsel and other out-of-pocket expenses. We estimate the total expenses payable by us for this offering will be approximately $180,000, which amount excludes underwriting discounts and the non-accountable expense allowance.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Lock-Up Agreements

We have agreed that, without the prior written consent of EF Hutton LLC, we will not, during the period commencing November 1, 2023 and ending on January 24, 2023 (including any extensions of such period) (the “Engagement Period”) and additionally for a period of ninety (90) days after the closing of this public offering (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (ii) file or caused to be filed any registration statement (excluding a S-8 registration statement) with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of our capital stock or such other securities, in cash or otherwise. Additionally, our directors and officers are required to enter into customary “lock-up” agreements in favor of EH Hutton pursuant to which such persons and entities shall agree, for a period of ninety (90) days after the closing of this public offering, that they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, subject to customary exceptions.

Tail Financing

EF Hutton LLC shall be entitled to a cash fee equal to seven percent (7.0%) of the gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by EF Hutton LLC to us during the Engagement Period, in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Engagement Period or within the six (6) month period following the expiration or termination of the Engagement Period, provided that such Tail Financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by underwriter or selling group members. The underwriter may agree to allocate a number of securities to selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

Over-allotment transactions involve sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Vstock Transfer, LLC.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriter and selling group members may engage in passive market making transactions in our common stock on The Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriter and its affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which it may in the future receive customary fees.

Trading Market

Our common stock is listed on The Nasdaq Capital Market under the symbol “TGL.”

EXPERTS

WWC, P.C., our independent certified public accounting firm, audited our consolidated financial statements for the fiscal year ended June 30, 2023. Friedman LLP, our former independent certified public accounting firm, audited our consolidated financial statements for the fiscal year ended June 30, 2022. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on the reports of WWC, P.C. and Friedman LLP, which contain an explanatory paragraph related to substantial doubt about the ability of Treasure Global Inc to continue as a going concern as described in Note 2 to the applicable consolidated financial statements, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Sichenzia Ross Ference Carmel LLP, New York, New York. Lucosky Brookman LLP, Woodbridge, New Jersey, is acting as counsel for the underwriters with respect to the offering.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

As disclosed on our Current Report on Form 8-K filed on December 7, 2022, Friedman LLP, effective September 1, 2022, combined with Marcum LLP and continued to operate as an independent registered public accounting firm. On December 5, 2022, we dismissed Friedman LLP and engaged Marcum Asia CPAs LLP (“Marcum Asia”) to serve as our independent registered public accounting firm, effective as of such date. The services previously provided by Friedman LLP were to be provided by Marcum Asia.

The reports of Friedman LLP on our consolidated financial statements as of and for the fiscal years ended June 30, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit reports on our consolidated financial statements for the years ended June 30, 2022 and 2021 contained an uncertainty about our ability to continue as a going concern and correction of Previously Issued Financial Statements.

During our two fiscal years ended June 30, 2022 and June 30, 2021 and during the subsequent interim period from May 1, 2022 through December 5, 2022, (i) there were no disagreements with Friedman LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to Friedman LLP’s satisfaction, would have caused Friedman LLP to make reference to the subject matter of the disagreement in connection with its reports and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K except the material weaknesses identified as disclosed at the Risk Factor section.

We provided Friedman LLP with a copy of the foregoing disclosures and a copy of Friedman LLP’s letter dated December 6, 2022 to the SEC, stating whether it agrees with the foregoing disclosure, is filed as Exhibit 16.1 to our Current Report on Form 8-K filed on December 7, 2022.

As disclosed on our Current Report on Form 8-K filed on July 10, 2023, on July 3, 2023, we dismissed Marcum Asia as our independent registered public accounting firm, effective as of such date. Marcum Asia has not provided any reports on the Company’s financial statements.

During the period from December 5, 2022 through July 3, 2023, there were no disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Marcum Asia, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report or “reportable events” under Item 304(a)(1) of Regulation S-K.

We provided Marcum Asia with a copy of the foregoing disclosures and a copy of Marcum Asia’s letter dated July 7, 2023 to the SEC, stating whether it agrees with the foregoing disclosure, is filed as Exhibit 16.1 to our Current Report on Form 8-K filed on December 7, 2022.

On July 3, 2023, we engaged WWC, P.C. (“WWC”) to serve as our independent registered public accounting firm, effective July 3, 2023 (the “Engagement Date”). The Audit Committee and the Board approved the engagement of WWC.

During the two most recent fiscal years and through the Engagement Date, neither we nor anyone on our behalf consulted with WWC regarding either (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that WWC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a disagreement (as defined in Regulation S-K, Item 304(a)(1)(iv) and the related instructions) or reportable event (as defined in Regulation S-K, Item 304(a)(1)(v)).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our securities, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.treasureglobal.co. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

TREASURE GLOBAL INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

To:	The Board of Directors and Stockholders of
Treasure Global Inc

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Treasure Global Inc and its subsidiaries (the “Company”) as of June 30, 2023, and the related consolidated statements of operations and comprehensive loss, change in stockholders’ deficiency, and cash flows for the year ended June 30, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had an accumulated deficit and its net cash outflows from operating activities raises substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters are described in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as the Company’s auditor since 2023.

San Mateo, California

September 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Treasure Global Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Treasure Global Inc. (the “Company”) as of June 30, 2022, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ (deficiency) equity and cash flows for the year ended June 30, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for each of the years in the year ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has incurred recurring losses from operations, a working capital deficit and accumulated deficit at June 30, 2022. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 3. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. If the Company is unable to successfully obtain the necessary additional financial support as specified in Note 3, there could be a material adverse effect on the Company.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

We served as the Company’s auditor from 2021 through 2022

/s/ Friedman LLP

New York, New York
December 5, 2022
PCAOB ID: 711

TREASURE GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,593,634	$1,845,232
Accounts receivable, net	163,169	-
Inventories	400,543	216,069
Other receivables and other current assets	613,125	8,780
Other receivable, a related party	12,379	-
Prepayments	248,551	203,020
Total current assets	6,031,401	2,273,101

NON-CURRENT ASSETS
Property and equipment, net	279,600	337,645
Operating lease right-of-use assets	61,377	-
Deferred offering costs	-	93,536
Total non-current assets	340,977	431,181

TOTAL ASSETS	$6,372,378	$2,704,282

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
CURRENT LIABILITIES
Related party loan, current portion	$5,323	$4,505
Insurance loan	160,292	-
Convertible notes payable, net of unamortized discounts of $358,284 and $717,260 as of June 30, 2023 and 2022, respectively	4,791,716	10,954,042
Convertible notes payable, related parties	-	2,437,574
Loans from third parties	-	1,417,647
Accounts payable	42,853	25,397
Accounts payable, related parties	-	14,326
Customer deposits	161,475	73,317
Contract liabilities	157,080	56,757
Other payables and accrued liabilities	723,396	1,161,860
Other payables, related parties	1,660	-
Amount due to related parties	320,960	2,060,088
Operating lease liabilities	40,274	-
Income tax payables	67,546	16,445
Total current liabilities	6,472,575	18,221,958

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	22,036	-
Related party loan, non-current portion	8,099	13,883
Senior note	-	65,000
Total non-current liabilities	30,135	78,883
TOTAL LIABILITIES	6,502,710	18,300,841

COMMITMENTS AND CONTINGENCIES (Note 15)

STOCKHOLDERS’ DEFICIENCY
Common stock, par value $0.00001; 170,000,000 shares authorized, 17,901,353 and 10,545,251 shares issued and outstanding as of June 30, 2023 and 2022, respectively	180	105
Additional paid-in capital	31,485,556	4,020,552
Accumulated deficits	(31,443,451)	(19,715,740)
Accumulated other comprehensive (loss) income	(172,617)	98,524
TOTAL STOCKHOLDERS’ DEFICIENCY	(130,332)	(15,596,559)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$6,372,378	$2,704,282

The accompanying notes are an integral part of these consolidated financial statements.

TREASURE GLOBAL INC. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended June 30,
	2023	2022

Revenues	$69,408,319	$79,674,879

Cost of revenues	(68,885,035)	(79,198,691)

Gross profit	523,284	476,188

Selling	(4,721,723)	(6,282,465)
General and administrative	(4,670,030)	(2,819,811)
Research and development	(549,065)	(266,716)
Stock-based compensation	(819,332)	(1,283,994)
Total operating expenses	(10,760,150)	(10,652,986)

LOSS FROM OPERATIONS	(10,236,866)	(10,176,798)

OTHER (EXPENSE) INCOME
Other (expense) income, net	(7,937)	54,854
Interest expense	(95,242)	(341,609)
Amortization of debt discount	(1,290,050)	(1,266,861)
TOTAL OTHER EXPENSE, NET	(1,393,229)	(1,553,616)

Loss before income taxes	(11,630,095)	(11,730,414)

Provision for income taxes	(97,616)	(15,600)

NET LOSS	(11,727,711)	(11,746,014)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(271,141)	154,104

COMPREHENSIVE LOSS	$(11,998,852)	$(11,591,910)

LOSS PER SHARE
Basic and diluted	$(0.70)	$(1.12)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic and diluted	16,691,956	10,469,396

The accompanying notes are an integral part of these consolidated financial statements.

TREASURE GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN STOCKHOLDERS’ DEFICIENCY

	COMMON STOCK		ADDITIONAL	OTHER	ACCUMULATED TOTAL
	Number of shares	par value	PAID IN CAPITAL	ACCUMULATED DEFICIT	COMPREHENSIVE INCOME (LOSS)	STOCKHOLDERS’ DEFICIENCY
Balance as of June 30, 2021	10,312,585	$103	$1,504,950	$(7,969,726)	$(55,580)	$(6,520,253)
Beneficial conversion feature from issuance of convertible notes	-	-	1,231,610	-	-	1,231,610
Net loss	-	-	-	(11,746,014)	-	(11,746,014)
Issuance of common stock - non-employee stock compensation	232,666	2	1,283,992	-	-	1,283,994
Foreign currency translation adjustment	-	-	-	-	154,104	154,104
Balance as of June 30, 2022	10,545,251	105	4,020,552	(19,715,740)	98,524	(15,596,559)
Beneficial conversion feature from issuance of convertible notes	-	-	749,062	-	-	749,062
Net loss	-	-	-	(11,727,711)	-	(11,727,711)
Issuance of common stock - non-employee stock compensation	395,547	4	819,328	-	-	819,332
Conversion of convertible note payable	4,150,140	42	14,476,325	-	-	14,476,367
Conversion of convertible note payable, related parties	353,272	4	2,437,570	-	-	2,437,574
Issuance of common stock in initial public offering, net of issuance costs	2,300,000	23	7,951,202	-	-	7,951,225
Fair value of warrants issued in initial public offering	-	-	175,349	-	-	175,349
Issuance of warrants - non- employee stock compensation	-	-	856,170	-	-	856,170
Cashless exercise of warrants- non- employee stock compensation into common stock	157,143	2	(2)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(271,141)	(271,141)
Balance as of June 30, 2023	17,901,353	$180	$31,485,556	$(31,443,451)	$(172,617)	$(130,332)

The accompanying notes are an integral part of these consolidated financial statements.

TREASURE GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,727,711)	$(11,746,014)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	108,483	60,605
Amortization of debt discounts	1,290,050	1,266,861
Amortization of operating right-of-use assets	35,034	-
Allowance for (recovery of) doubtful accounts, net	601	(24,953)
Inventories impairment	-	8,805
Stock-based compensation	819,332	1,283,994
Loss from disposal of equipment	18,362	-
Change in operating assets and liabilities
Accounts receivable	(170,107)	107,233
Account receivable, a related party	-	10,116
Inventories	(204,028)	151,184
Other receivables and other current assets	(352,990)	5,376
Other receivable, a related party	(12,860)	-
Prepayments	(58,941)	(35,730)
Accounts payable	19,588	(17,648)
Accounts payable, related parties	(14,061)	(142,642)
Customer deposits	95,787	(67,237)
Customer deposits, related parties	-	(191,698)
Contract liabilities	107,474	47,066
Other payables and accrued liabilities	468,492	719,184
Other payables, related parties	1,725	(112,848)
Operating lease liabilities	(34,065)	-
Income tax payables	49,550	14,445
Net cash used in operating activities	(9,560,285)	(8,663,901)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(86,964)	(312,358)
Proceeds from sale of equipment	25,720	619
Net cash used in investing activities	(61,244)	(311,739)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of deferred offering cost	(15,000)	(93,536)
Proceeds from issuance of common stock in initial public offering	8,235,110	-
Principal payments of insurance loan	(104,271)	-
Payments of related party loans	(4,105)	(5,434)
Proceeds from issuance of convertible notes	7,732,092	7,587,150
Proceeds from issuance of convertible notes, related parties	-	1,037,574
Repayments from related parties	-	59,722
Repayment of senior note	(65,000)	-
Repayments to related parties	(1,728,225)	(1,898,578)
Proceeds from third party loans	556,719	1,476,995
Repayments to third party loans	(1,948,132)	-
Net cash provided by financing activities	12,659,188	8,163,893

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(289,257)	(186,419)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,748,402	(998,166)

CASH AND CASH EQUIVALENTS, beginning of year	1,845,232	2,843,398

CASH AND CASH EQUIVALENTS, end of year	$4,593,634	$1,845,232

SUPPLEMENTAL CASH FLOWS INFORMATION
Income taxes paid	$46,450	$1,628
Interest paid	$65,679	$291,433

SUPPLEMENTAL NON-CASH FLOWS INFORMATION
Offering costs paid in the prior period	$93,536	$-
Beneficial conversion feature resulted from issuance of convertible notes	$749,062	$1,231,610
Fair value of warrants issued to underwriter	$175,349	$-
Fair value of warrants issued to consultant	$856,170	$-
Fair value of common stock issued to consultant	$819,332	$-
Recognition of operating right-of-use asset and lease liability	$98,795	$-
Recognition of accrued restoration cost in a lease	$24,664	-
Conversion of convertible notes payable, net of unamortized discounts	$14,476,367	$-
Conversion of convertible notes payable, related parties	$2,437,574	$-
Insurance premium prepaid by insurance loan	$264,563	$-

The accompanying notes are an integral part of these consolidated financial statements.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Treasure Global Inc. (“TGL” or the “Company”) is a holding company incorporated on March 20, 2020, under the laws of the State of Delaware. The Company has no substantive operations other than holding all of the outstanding shares of Gem Reward Sdn. Bhd. (“GEM”), which was established under the laws of the Malaysia on June 6, 2017, through a reverse recapitalization.

On March 11, 2021, TGL completed a reverse recapitalization (“Reorganization”) under common control of its then existing stockholders, who collectively owned all of the equity interests of GEM prior to the Reorganization through a Share Swap Agreement. GEM is under common control of the same stockholders of TGL through a beneficial ownership agreement, which results in the consolidation of GEM and has been accounted for as a Reorganization of entities under common control at carrying value. Before and after the Reorganization, the Company, together with its subsidiaries is effectively controlled by the same stockholders, and therefore the Reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

The Company, through its wholly owned subsidiary, GEM, engages in the payment processing industry and operate an online-to-offline (“O2O”) e-commerce platform known as “ZCITY”. The Company has extensive business interests in creating an innovative O2O e-commerce platform with an instant rebate and affiliate cashback program business model, focusing on providing a seamless payment solution and capitalizing on big data using artificial intelligence technology. The Company’s proprietary product is an internet application (or “app”) called “ZCITY App”. ZCITY App drives user app download and transactions by providing instant rebate and cashback. The Company aims to transform and simplify a user’s e-payment gateway experience by providing great deals, rewards and promotions with every use in an effort to make it Malaysia’s top reward and payment gateway platform.

On April 12, 2023, the Company entered into a share sale agreement (the “Agreement”) with Damanhuri Bin Hussien (“DBH”), an unrelated party. Pursuant to the Agreement, the Company agreed to purchase 10,000 units of ordinary shares, representing a 100% equity interest in Foodlink Global Sdn Bhd (“Foodlink”), along with its two wholly owned subsidiaries, Morgan Global Sdn. Bhd (“Morgan”) and AY Food Ventures Sdn. Bhd. (“AY Food”), for a consideration of MYR12,000 (approximately $3,000) from DBH.

Foodlink, Morgan, and AY Food are engaged in the operation of sub-licensing restaurant branding and the selling and trading of food and beverage products. Since Foodlink, Morgan, and AY Food are blank check companies that were incorporated in January 2023 without any operating history prior to the acquisition, the acquisition of these entities is immaterial to the Company’s consolidated financial statements.

The accompanying consolidated financial statements reflect the activities of TGL and each of the following entities.

Name	Background		Ownership
Gem Reward Sdn. Bhd. (“GEM”)	● ● ●	A Malaysian company Incorporated in June 2017 Operated O2O e-commerce platform known as ZCITY	100% owned by TGL
Foodlink Global Sdn Bhd (“Foodlink”),	● ● ●	A Malaysian company Incorporated in January 2023 Sub-licensing restaurant branding and selling and trading of foods and beverage products.	100% owned by TGL
Morgan Global Sdn. Bhd (“Morgan”)	● ● ●	A Malaysian company Incorporated in January 2023 Sub-licensing restaurant branding and selling and trading of foods and beverage products.	100% owned by Foodlink
AY Food Ventures Sdn. Bhd. (“AY Food”),	● ● ●	A Malaysian company Incorporated in January 2023 Sub-licensing restaurant branding and selling and trading of foods and beverage products.	100% owned by Foodlink

Note 2 – Summary of significant accounting policies

Going concern

In assessing the Company’s liquidity and the significant doubt about its ability to continue as a going concern, the Company monitors and analyzes cash on hand and operating expenditure commitments. The Company’s liquidity needs are to meet working capital requirements and operating expense obligations. To date, the Company has financed its operations primarily through cash flows from contributions from stockholders, issuance of convertible notes from third parties and related parties, related party loans, and its initial underwritten public offering (the “Offering”).

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s management has considered whether there is substantial doubt about its ability to continue as a going concern due to: (1) recurring loss from operations of approximately $10.2 million for the year ended June 30, 2023; (2) accumulated deficit of approximately $31.4 million as of June 30, 2023; and (3) net operating cash outflow of approximately $9.6 million for the year ended June 30, 2023.

On August 15, 2022, the Company closed its Offering of 2,300,000 shares of common stock, par value $0.00001 per share, at $4.00 per share. The Company received aggregate net proceeds from the closing of approximately $8.2 million, after deducting underwriting discounts, commissions, fees, and other estimated offering expenses.

From February 2023 to June 2023, the Company issued two convertible notes to a third party, in an aggregate principal amount of $5,500,000. Upon completion of these transactions, the Company received $5,060,000 in net proceeds from this third party, net of debt discount. The convertible notes accrue or will accrue interest expense at 4% per annum and have a 12-month term.

Despite receiving the net proceeds from its Offering and the issuance of convertible notes, the Company’s management is of the opinion that it will not have sufficient funds to meet the Company’s working capital requirements and debt obligations as they become due starting from one year from the date of this report due to the recurring loss. Therefore, management has determined that there is a significant doubt about its ability to continue as a going concern. If the Company is unable to generate significant revenue, it may be required to curtail or cease its operations. Management is trying to alleviate the going concern risk through the following sources:

●	Equity financing to support its working capital;

●	Other available sources of financing (including debt) from Malaysian banks and other financial institutions; and

●	Financial support and credit guarantee commitments from the Company’s related parties.

There, however, is no guarantee that the substantial doubt about the Company’s ability to continue as a going concern will be alleviated.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Enterprise wide disclosure

The Company’s Chief Operating Decision Makers (CODM), which include the Chief Executive Officer and their direct reports, review financial information presented on a consolidated basis. This information is accompanied by a breakdown of revenues from different revenue streams, facilitating resource allocation and financial performance evaluation. The reporting of operating segments aligns with the internal reports provided to the CODM, a group composed of specific members of the Company’s management team.

As of June 30, 2023, the Company had two operating segments: (1) revenue generated from the ZCITY platform and (2) revenue from food and beverage products, along with sublicensing revenue. However, upon assessing both the qualitative and quantitative criteria outlined in ASC 280, ‘Segment Reporting,’ it was determined that the operating segments related to food and beverage product revenue and sublicensing revenue did not meet the quantitative criteria. Consequently, the Company considers itself to be operating within a single reportable segment.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Use of estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include the estimated retail price per point and estimated breakage to calculate the revenue recognized in our loyalty program revenue, the useful lives of property and equipment, impairment of long-lived assets, allowance for doubtful accounts, write-down for estimated obsolescence or unmarketable inventories, realization of deferred tax assets and uncertain tax position, fair value of our stock price to determine the beneficial conversion feature (“BCF”) within the convertible note, fair value of the stock-based compensation, and fair value of the warrants issued. Actual results could differ from these estimates.

Foreign currency translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the Consolidated Statements of Operations and Comprehensive Loss.  The reporting currency of the Company is United States Dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$. The Company’s subsidiaries in Malaysia conducts their businesses and maintains their books and record in the local currency, Malaysian Ringgit (“MYR” or “RM”), as its functional currency. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive gain or loss within the consolidated statements of changes in stockholders’ deficiency. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of
	June 30, 2023	June 30, 2022
Period-end MYR: US$1 exchange rate	4.67	4.41

	For the years ended
	June 30,
	2023	2022
Period-average MYR: US$1 exchange rate	4.49	4.23

Cash and cash equivalents

Cash is carried at cost and represent cash on hand, time deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less. Cash equivalents consist of funds received from customer, which funds were held at the third-party platform’s fund account, and which are unrestricted and immediately available for withdrawal and use.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable, net

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest. The Company provides various payment terms from cash due on delivery to 90 days based on customer’s credibility. Accounts receivable include money due from agent subscription and sales of health care product on its ZCITY platform as well as sublicensing revenue and sales of food and beverage products. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of June 30, 2023 and 2022, the Company recorded $214, and $227 of allowance for doubtful account, respectively.

For the years ended June 30, 2023 and 2022, the Company record $601 and $0 additional allowance doubtful account against accounts receivable, respectively.

For the years ended June 30, 2023 and 2022, the Company recovered doubtful account from accounts receivable amounted to $0 and $24,953, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first in first out method. Costs include gift card or “E-voucher” pin code which are purchased from the Company’s suppliers as merchandized goods or store credit. Costs also included health care products, foods and beverage products which are purchased from the Company’s suppliers as merchandized goods. Management compares the cost of inventories with the net realizable value and if applicable, an allowance is made for writing down the inventory to its net realizable value, if lower than cost. On an ongoing basis, inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories which equals the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written-down to the lower of cost or net realizable value, it is not marked up subsequently based on changes in underlying facts and circumstances. For the years ended June 30, 2023 and 2022, $0 and $8,805 write-down for inventories were recorded, respectively.

Other receivables and other current assets

Other receivables and other current assets primarily include prepayment made by the Company to third parties for cyber security service, director & officer liability insurance (“D&O Insurance”), other professional fee. Other receivables and other current assets also include refundable advance to third party service provider, and other deposits. I Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2023 and 2022, no allowance for doubtful account was recorded.

Prepayments

Prepayments and deposits are mainly cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any prepayments determined by management that such advances will not be in receipts of inventories, services, or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its prepayments on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of June 30, 2023 and 2022, no allowance for the doubtful accounts was recorded.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Expected useful lives
Computer and office equipment	5 years
Furniture and fixtures	3-5 years
Motor vehicles	5 years
Leasehold improvement	3 years

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2023 and 2022, no impairment of long-lived assets was recognized.

Deferred offering costs

Deferred offering costs represents costs associated with the Company’s Offering on August 15, 2022. The deferred offering costs had been netted against the proceeds received from the Offering.

Customer deposits

Customer deposits represent amounts advanced by customers on service order. Customer deposits are reduced when the related sale is recognized in accordance with the Company’s revenue recognition policy. Customer deposits also represent unamortized member subscription revenue.

Convertible notes

The Company evaluates its convertible notes to determine if those contracts or embedded components of those contracts qualify as derivatives. The result of this accounting treatment is that the fair value of the embedded derivative is recorded at fair value each reporting period and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statements of operations as other income or expense.

In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value at issuance, this feature is characterized as a beneficial conversion feature (“BCF”). A BCF is recorded by the Company as a debt discount pursuant to ASC Topic 470-20 “Debt with Conversion and Other Options.” In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and the Company amortizes the discount to interest expense, over the life of the debt.

Upon conversion, the carrying amount of the convertible note, net of the unamortized discount shall be reduced by, if any, the cash (or other assets) transferred and then shall be recognized in the capital accounts to reflect the shares issued and no gain or loss is recognized pursuant to ASC Topic 470-20-40-4.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. As the Company’s warrants meet all of the criteria for equity classification, so the Company classified each warrant as its own equity.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) for all periods presented. The core principle underlying the revenue recognition of this ASU allows the Company to recognize - revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of substantially collection.

Revenue recognition policies for each type of revenue stream are as follows:

Product revenue

- Performance obligations satisfied at a point in time

The Company primarily sells discounted gift cards (or E-vouchers) from retailers, health care products and computer products through individual order directly through the Company’s online marketplace platform and its mobile application (“ZCITY”). In addition, the Company through its subsidiaries, Morgan and AY Food, engages in sales of food and beverage products. When the Company is acting as a principal in the transaction, the Company accounts for the revenue generated from its sales of E-vouchers, health care products, computer products, and food and beverage product on a gross basis as the Company is r responsible for fulfilling the promise to provide the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Company assesses whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators in accordance with ASC 606-10-55-36 through 40. The Company determined that it is primarily responsible for fulfilling the promise to provide the specified good as the Company directly purchases and pays for in full the applicable E-voucher, health care products and computer products from the vendors prior to posting of such products for sale on its online marketplace platform and prior to taking any orders for sales of such products. Meanwhile, the Company maintained an average daily inventory of approximately $403,994 to support an average 2.1 days of sales during the year ended June 30, 2023, which demonstrate the Company had control over the products prior to selling it to the customers as the ownership of the products did not transfer momentarily to the customer after the Company purchased the products from vendors. In addition, the Company cannot return the products to the vendors due to lack of sales which demonstrated that the Company is subject to inventory risk, and it has discretion in establishing the price of the products which has demonstrated that the Company has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits.

In certain instances, the Company is acting as an agent in the transaction and is engaging in drop shipping arrangements for health care, food, and beverage products, where the products were shipped directly from the vendors to the customers. In these drop shipping transactions, the Company was not primarily responsible for fulfilling the promise to deliver the products to the customers, and as a result, did not exercise control over the goods or assume any inventory risks. Therefore, the Company determined that revenue from sales of products under the drop shipping arrangements were recognized on a net basis.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes the sales of E-vouchers, health care products, computer products, and food and beverage products revenue when the control of the specified goods is transferred to its customer. No refund or return policy is provided to the customer. For the years ended June 30, 2023 and 2022, approximately $1.8 million and $2.8 million of product revenues are related to non-spending related activities with the same amount recorded as selling expenses, respectively.

Loyalty program

- Performance obligations satisfied at a point in time

The Company’s ZCITY reward loyalty program allows members to earn points on purchases that can be redeemed for rewards that include discounts on future purchases. When members purchase the Company’s product or make purchase with the Company’s participated vendor through ZCITY, the Company allocate the transaction price between the product and service, and the reward points earned based on the relative stand-alone selling prices and expected point redemption. The portion allocated to the reward points is initially recorded as contract liability and subsequently recognized as revenue upon redemption or expiration.

The two primary estimates utilized to record the contract liabilities for reward points earned by members are the estimated retail price per point and estimated breakage. The estimated retail price per point is based on the actual historical retail prices of product purchased or service obtained through the redemption of reward points. The Company estimate breakage of reward points based on historical redemption rates. The Company continually evaluates its methodology and assumptions based on developments in retail price per point redeemed, redemption patterns and other factors. Changes in the retail price per point and redemption rates have the effect of either increasing or decreasing the contract liabilities through current period revenue by an amount estimated to represent the retail value of all points previously earned but not yet redeemed by loyalty program members as of the end of the reporting period.

Transactions revenue

- Performance obligations satisfied at a point in time

The transactions revenues primarily consist of fees charged to merchants for participating in ZCITY upon successful sales transaction and payment service taken place between the merchants and their customers online.

The Company earns transaction revenue from merchants when transactions are completed on certain retail marketplaces. Such revenue is generally determined as a percentage based on the value of merchandise or services being sold by the merchants. In connection with the transaction revenue, the Company offers to share the profit of the transaction (“agent commission”) to the agents who has referred merchants to participating in Company’s online marketplace platform and in ZCITY. Transaction revenue is recognized, net of agent commission, in the consolidated statements of operations at the time when the underlying transaction is completed.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Agent subscription revenue

- Performance obligations satisfied at a point in time

In order to attract more merchants to join the Company’s online marketplace and in ZCITY, the Company provides a right to the agent, an individual or a merchant, to join the Zagent program and assist the Company to develop more merchants to join its merchant network. The agent subscription revenue primarily consists of fees charged to the agents in exchange for the right by introducing merchants to join the Company’s merchant network and to earn a future fixed percentage of commission fee upon completion of each sales transaction. As the agent subscription fee is non-refundable, agent subscription revenue is recognized in the consolidated statements of operations at the time when an agent completed the Zagent program training and the remittance of payment of the subscription fee.

Member subscription revenue

- Performance obligations satisfied over time

In order to attract more customer to engage with the Company’s online marketplace and in ZCITY, the Company provides membership subscription to the customers to join the Zmember program, a membership program that provides member with benefits which included exclusive saving, bonus, and referral rewards. Member subscription revenue primarily consists of fees charge to customers who sign up for Zmember. As the Company provides customers with 6 months member subscription service in general, member subscription revenue is recognized in the consolidated statement of operation over the time across the subscription period.

Sublicense revenue

- Performance obligations satisfied over time

The Company, through its wholly-owned subsidiaries, Morgan and AY Food, generates revenue by sublicensing the right to use the Licensor’s Trademark to its customers. Since the sublicense fee is charged to customers on a monthly basis throughout the contractual period, the Company recognizes sublicense revenue in the consolidated statements of operations over the duration of the contract. Furthermore, the Company establishes itself as the principal in these arrangements, as it possesses the latitude to establish pricing and assumes the inventory risk associated with fulfilling the minimum payment obligations to the Trademark’s licensor regardless of the number of sublicensees engaged by the Company during the license period.

Disaggregated information of revenues by products/services are as follows:

	For the years ended June 30,
	2023	2022
Gift card or “E-voucher” revenue (1)	$68,050,624	$78,739,939
Health care products, computer products, and food and beverage products revenue (1)	324,209	49,524
Loyalty program revenue (1)	524,854	620,293
Transaction revenue (1)	75,274	53,667
Agent subscription revenue (1)	-	15
Member subscription revenue (2)	383,538	211,441
Sub license revenue (2)	49,820	-
Total revenues	$69,408,319	$79,674,879

(1)	Revenue recognized at a point in time.

(2)	Revenue recognized over time.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cost of revenue

Cost of revenue sold mainly consists of the purchases of the gift card or “E-voucher” pin code, and health care products which is directly attributable to the sales of product on the Company’s online marketplace platform. In addition, cost of revenue sold also consists of purchase of food and beverage products for resales and license payment to Trademark’s licensor for sublicense revenue.

Advertising costs

Advertising costs amounted to $3,494,347 and $4,224,710 for the years ended June 30, 2023 and 2022, respectively.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, and related expenses for the Company’s research and product development team. Research and development expenses amounted to $549,065 and $266,716 for the years ended June 30, 2023 and 2022, respectively.

Defined contribution plan

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $208,190 and $139,593 for the years ended June 30, 2023 and 2022, respectively.

The related contribution plans include:

●	Social Security Organization (“SOSCO”) – 1.75% based on employee’s monthly salary capped of RM 4,000;

●	Employees Provident Fund (“EPF”) – 12% based on employee’s monthly salary;

●	Employment Insurance System (“EIS”) – 0.2% based on employee’s monthly salary capped of RM 4,000;

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the years ended June 30, 2023 and 2022.

The Company is incorporated in the State of Delaware and is required to pay franchise taxes to the State of Delaware on an annual basis.

The Company conducts much of its business activities in Malaysia and is subject to tax in its jurisdiction. As a result of its business activities, the Company will file separate tax returns that are subject to examination by the foreign tax authorities.

Stock-based compensation

The Company recognizes compensation costs resulting from the issuance of stock-based awards to third party consultant and former director as an expense in the statements of operations over the requisite service period based on a measurement of fair value for each stock-based award. The fair value of each warrants granted are estimated as of the grant date using the Black-Scholes-Merton option-pricing model while the fair value of each common stock granted are estimated using the Company’s closing stock price on the grant date. The fair value is amortized as compensation cost on a straight-line basis over the requisite service period of the awards. The Black-Scholes-Merton option-pricing model includes various assumptions, including the fair market value of the common stock of the Company, expected life of stock options, the expected volatility and the expected risk-free interest rate, among others. These assumptions reflect the Company’s best estimates, but they involve inherent uncertainties based on market conditions generally outside the control of the Company.

As a result, if other assumptions had been used, stock-based compensation expense, as determined in accordance with authoritative guidance, could have been materially impacted. Furthermore, if the Company uses different assumptions on future grants, stock-based compensation expense could be materially affected in future periods.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Net loss refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of stockholders’ equity (deficiency) Other comprehensive loss but are excluded from net loss. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Loss per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average common stock outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common stock that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS for the years ended June 30, 2023 and 2022, a total of 1,383,356 and 3,282,887 contingent shares to be issued to the underwriters and convertible note holders are excluded in the diluted EPS calculation due to its anti-diluted effect, respectively.

Fair value measurements

Fair value is defined as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. When determining the fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The following summarizes the three levels of inputs required to measure fair value, of which the first two are considered observable and the third is considered unobservable:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value for certain assets and liabilities such as cash and cash equivalents, accounts receivable, inventories, other receivables and other current assets, prepayments, accounts payable, customers deposits, contract liabilities, other payables and accrued liabilities have been determined to approximate carrying amounts due to the short maturities of these instruments. The Company believes that its related party loan, insurance loan, senior note, and convertible notes approximates fair value based on current yields for debt instruments with similar terms.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Lease

Effective July 1, 2022, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

If any of the following criteria are met, the Company classifies the lease as a finance lease:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

●	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

●	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

●	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Leases that do not meet any of the above criteria are accounted for as operating leases.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company combines lease and non-lease components in its contracts under Topic 842, when permissible.

Operating lease right-of-use (“ROU”) asset and lease liability are recognized at the adoption date of July 1, 2022 or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU asset to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU asset and liability do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee.

The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term for operating lease.

The Company reviews the impairment of its ROU asset consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liability in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended June 30, 2023 and 2022, the Company did not recognize impairment loss on its operating lease ROU asset.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2023 as the Company is qualified as an emerging growth company. The Company has adopted of this standard on July 1, 2023, the adoption did not have a material impact on its consolidated financial statements.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The Company has adopted of this standard on July 1, 2022, the adoption did not have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendment in this Update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the Board decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Board specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company has not early adopted this update and it will become effective on July 1, 2024 as the Company is qualified as an emerging growth company. The Company believes the adoption of this ASU would have a material effect on the Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s  consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Accounts receivable, net

	As of June 30, 2023	As of June 30, 2022
Accounts receivable	$163,383	$227
Allowance for doubtful accounts	(214)	(227)
Total accounts receivable, net	$163,169	$-

Movements of allowance for doubtful accounts are as follows:

	As of June 30, 2023	As of June 30, 2022
Beginning balance	$227	$25,690
Addition (recovery)	601	(24,953)
Write-off	(601)	-
Exchange rate effect	(13)	(510)
Ending balance	$214	$227

Note 4 – Inventories

Inventories consist of the following:

	As of June 30, 2023	As of June 30, 2022
Gift card (or E-voucher)	$378,710	$187,271
Nutrition products	8,383	28,798
Food and beverage products	13,450	-
Total	$400,543	$216,069

Note 5 – Other receivables and other current assets

	As of June 30, 2023	As of June 30, 2022
Deposits (1)	$59,486	$6,020
Prepaid tax	1,595	2,760
Prepaid expense (2)	552,044	-
Total other receivables and other current assets	$613,125	$8,780

(1)	The balance of deposits mainly represented deposit made by the Company to a third party service provider to secure the service, security deposit consists of rent and utilities, and others. As of June 30, 2023 and 2022, no allowance was recorded against doubtful receivables.

(2)	The balance of prepaid expense mainly represented prepayment made by the Company to third parties for cyber security service, director & officer liability insurance (“D&O Insurance”) or other professional service.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In July 2022, the Company entered into an IT service agreement (“Service Agreement”) with a third party. Pursuant to the Service Agreement, the third party will provide IT and advisory service to the Company to enhance its cyber security for a two-year period with a consideration of $477,251. The Company expenses the prepaid expense related to Service Agreement based on the service performed and completed during each period. As of June 30, 2023, the balance of prepaid expense pertained to the Service Agreement amounted to $181,237.

In March 2023, the Company has purchased a D&O Insurance premium amounted to $311,250 which cover a period of twelve months, to be expired on February 24, 2024. As of June 30, 2023, the balance of prepaid expense pertained to the D&O Insurance amounted to $207,500.

Note 6 – Prepayments

	As of June 30, 2023	As of June 30, 2022
Deposits to suppliers	$248,551	$203,020

Note 7 – Property and equipment, net

Property and equipment, net consist of the following:

	As of June 30, 2023	As of June 30, 2022

Computer and office equipment	$142,520	$151,205
Furniture and fixtures	73,355	76,148
Motor vehicle	83,185	88,045
Leasehold improvement	132,797	89,425
Subtotal	431,857	404,823
Less: accumulated depreciation	(152,257)	(67,178)
Total	$279,600	$337,645

Depreciation expense for years ended June 30, 2023 and 2022 were amounted to $108,483 and $60,605, respectively.

Note 8 – Loans and notes

Insurance loan

On February 28, 2023, the Company entered into a loan agreement with First Insurance Funding, a third party (the “Premium Finance Agreement”), pursuant to which First Insurance Funding provided the Company with a short-term loan amounted to $264,563 with interest rate of 5.9% per annum to be due in ten equal monthly instalments of $27,177. Meanwhile, the loan is strictly used to pay for the D&O Insurance as indicated on Note 5.  For the years ended June 30, 2023 and 2022, interest expenses pertained to the insurance loan amounted to $4,437 and $0, respectively.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Loans from third parties

The Company entered into a loan agreement with Agtiq Solutions Sdn Bhd, a third party (the “Agtiq Loan Agreement”) dated June 27, 2022, pursuant to which Agtiq Solutions Sdn Bhd provided the Company with a revolving loan facility to borrow up to RM 3,000,000 (approximately $0.7 million) bearing interest at 3.5% per annum, which is payable on demand. As of June 30, 2022, the Company had balance outstanding from this facility amounted to $668,923. On July 12, 2022, the Company repaid the remaining balance in full.

The Company entered into a loan agreement with Technovative Hub Sdn Bhd, a third party (the “Technovative Loan Agreement”) date June 27, 2022, pursuant to which Technovative Hub Sdn Bhd provided the Company with a revolving loan facility to borrow up to RM 4,000,000 (approximately $1.0 million) bearing interest at 3.5% per annum, which is payable on demand. As of June 30, 2022, the Company had balance outstanding form this facility amounted to $748,724. In July 2022, the Company had withdrew additional $567,215 from this facility under the Technovative Loan Agreement and repaid the remaining balance in full on July 18, 2022.

For the years ended June 30, 2023 and 2022, interest expenses related to the aforementioned loans from third parties amounted to $2,515 and $0, respectively.

Senior note

On June 30, 2021, the Company issued a 12% Redeemable Senior Note in the principal amount of $65,000 to Yong Kim Fong, a Malaysian citizen (the “Fong Note”). The Fong Note bears interest at 12.0% per annum and is due on the earlier of (x) the date on which our common stock is listed on Nasdaq and (y) July 1, 2024. The Fong Note is pre-payable in full, but not in part. As of June 30, 2022, the balance of the Fong Note amounted to $65,000. On September 1, 2022, the Company fully repaid the balance.

Convertible notes

The Company evaluated the convertible notes agreement under ASC 815 Derivatives and Hedging (“ASC 815”). ASC 815 generally requires the analysis embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. None of the embedded terms required bifurcation and liability classification.

On November 13, 2020, the Company issue a convertible note, to an accredited investor, in the aggregate principal amount of $2,123,600. Pursuant to the agreement, the note bear an interest rate of 13.33% per annum, payable (i) on December 31, 2020; (ii) during calendar year 2021, monthly on the last day of each month and (iii) during calendar years 2022 and 2023 until the Maturity Date, semiannually on each June 30 and December 31; provided that for calendar year 2023 the final interest payment date shall be the Maturity Date. The Company evaluated the convertible notes agreement under ASC 815, which generally requires the analysis embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. None of the embedded terms in the convertible notes required bifurcation and liability classification. However, the Company was required to determine if the debt contained a beneficial conversion feature (“BCF”), which is based on the intrinsic value on the date of issuance. The Company evaluated the convertible notes for a beneficial conversion feature in accordance with ASC 470-20 “Debt with Conversion and Other Options”. The Company determined that the conversion price ($4.00) was below the market price ($5.48) as per an enterprise per share value appraised from an independent third party, and the convertible notes contained a beneficial conversion feature.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition, notes issuance costs in connection with this note amounted $212,360 and reduced the carrying value of the convertible notes as a debt discount. The carrying value, net of debt discount, will be accreted over the term of the convertible notes from date of issuance to date of maturity using effective interest rate method. For the years ended June 30, 2023 and 2022, amortization of debt discount amounted to $46,296 and 466,232, respectively.

As of June 30, 2022, convertible note balance from this accredited investor, net of unamortized discounts of $292,276 was amounted to $1,831,324. Upon completion of the Company’s Offering on August 15, 2022, the above mentioned convertible note balance, net of unamortized discount amounted to $1,877,620 was converted into 530,900 shares of the Company’s common stock. Meanwhile, additional 15,927 shares of common stock were issued to this accredited investor as success fees.

On January 3, 2022, the Company had entered into a loan agreement (the “Tophill Loan Agreement 1”) with a third party to borrow up to approximately $4.8 million with up to 3.5% per annum interest rate. The loan is due on demand together with interest accrued thereon. On March 14, 2022, the Company and above mentioned third party had made amendment to the Tophill Loan Agreement 1. Pursuant to the amendment, the aggregate outstanding principal amount of all Loans plus any accrued and unpaid interest (“Loan balance”) thereon as of the closing date of the IPO shall automatically converted into a number of shares of the Company’s common stock equal to the Loan balance divided by 80% of the public offering price of the Company’s common stock in the IPO; and the loan agreement shall terminate and no additional amounts under the loan agreement will be available to the Company and after taking into consideration the conversion of the Loan balance, no amount under any loan shall be outstanding. In addition, the Company entered into another Loan Agreement (the “Tophill Loan Agreement 2”) dated May 13, 2022 with Tophill, pursuant to which Tophill provided the company with a revolving loan facility to borrow up to RM 50,000,000 (approximately $11.9 million) bearing interest at 3.5% per annum, which is payable on demand. Meanwhile, the agreement provides that (i) all principal and accrued and unpaid interest outstanding under the Tophill Loan Agreement 2 on the closing of the Company’s initial public offering will automatically be converted into shares of the Company’s common stock at a conversion price that is equal to 80% of the initial public offering price and (ii) the Tophill Loan Agreement 2 terminates on the closing date of the Company’s initial public offering. The Company evaluated the loan agreement under ASC 815, which generally requires the analysis embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. None of the embedded terms in the loan required bifurcation and liability classification. However, the Company was required to determine if the debt contained a beneficial conversion feature (“BCF”), which is based on the intrinsic value on the date of issuance. The Company evaluated the loan for a beneficial conversion feature in accordance with ASC 470-20 “Debt with Conversion and Other Options”. The Company determined that the conversion price ($4.38) was below the market price ($5.48) as per an enterprise per share value appraised from an independent third party, and the loan contained a beneficial conversion feature. The Company recognized the intrinsic value of embedded conversion feature of $537,383 and $1,231,610 in the additional paid-in capital and reduced the carrying value of the loan as a debt discount for years ended June 30, 2023 and 2022, respectively. The carrying value, net of debt discount, will be accreted over the term of the loan from date of issuance to the date of maturity using effective interest rate method, recorded as current liabilities. As of June 30, 2022, the convertible note balance from Tophill Loan Agreement 1 and Agreement 2, net of unamortized discounts of $424,984, was amounted to $5,542,231 while for the year ended June 30, 2022, amortization of debt discount for the loan amounted to $800,629. For the year June 30, 2023, the Company has issued additional convertible note amounted to $2,672,092 pertained to Tophill Loan Agreement 2 while amortization of debt discount amounted to $950,360 pertained to aforementioned convertible notes. Upon completion of the Company’s Offering on August 15, 2022, the remaining principal and accrued interest balance related to Tophill Loan Agreement 1 and Agreement 2 amounted to $8,639,307 was converted into 2,756,879 shares of the Company’s common stock.

In May, June, July, September, October, and December 2021, the Company issued various batches of convertible notes to 10 accredited investors which included 5 third parties in the aggregate principal amount of $3,580,488 and 5 related parties in the aggregate principal amount of $2,437,574 (see Note 10). Pursuant to the agreement, the maturity date is 36 months after the issuance, provided that if an IPO listing is not successful, the accredited investors should be entitled to require the Company to redeem the convertible notes at the subscription/conversion of $6.90 per share along with interest payable at the rate of 12.0% per annum. The Company also evaluated the convertible notes agreement under ASC 815 and determined none of the embedded terms in the convertible notes required bifurcation and liability classification. However, the Company was required to determine if the debt contained a BCF and determined that the conversion price ($6.90) was above the market price ($5.48) as per an enterprise per share value appraised from an independent third party, and the convertible notes do not contain a beneficial conversion feature. As a result, the Company record the proceeds received from these convertible notes as a liability in its entirely. As of June 30, 2022, the convertible note balance from these 10 accredited investors amounted to $6,018,062. Upon completion of the Company’s Offering on August 15, 2022, the balance of these convertible notes amounted to $6,018,062 was converted into 872,183 shares of common stock, among which, $2,437,574 was converted into 353,272 shares of common stock are belonged to the related parties.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 28, 2023, The Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with YA II PN, Ltd., (“YA II PN”), a third party. Pursuant to the Securities Purchase agreement, YA II PN agreed to purchase two unsecured convertible notes, in the aggregate principal amount of up to $5,500,000.00 in a private placement (the “Private Placement”) for a purchase price with respect to each convertible note of 92% of the initial principal amount of such convertible notes. The convertible notes   accrue or will accrue interest at 4.0% per annum and has a 12-month term after disbursement. The conversion price, as of any conversion date or other date of determination, is the lower of (i) $1.6204 per share of Common Stock (the “Fixed Conversion Price”) or (ii) 93% of the lowest volume-weighted average price (“VWAP”) of the common shares on the primary market during the 10 consecutive trading days immediately preceding the date on which YA II PN exercises its conversion right in accordance with the requirements of the applicable convertible debenture or other date of determination, but not lower than $0.25 per share (the “Floor Price”). The conversion price will be subject to adjustment to give effect to any stock dividend, stock split or recapitalization.

YA II PN may not during any calendar month convert more than an aggregate of the greater of (a) 25% of the aggregate dollar value traded on the Primary Market during such calendar month or (b) $1,100,000 of principal amount of the Convertible Debentures (plus accrued and unpaid Interest) utilizing the variable conversion price. This limitation shall not apply (i) at any time upon the occurrence and during the continuance of an Event of Default, and (ii) with respect to any conversions utilizing the Fixed Conversion Price. This limitation may be waived with the consent of the Company. Notwithstanding anything to the contrary contained above, the Company shall not issue more than 3,455,894 shares of Common Stock (the “Exchange Cap”) pursuant to the terms of the Convertible, except that such limitation shall not apply in the event that the Company (A) obtains the approval of its stockholders as required by the applicable rules of the Nasdaq Stock Market for issuances of shares of Common Stock in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the holder of the Convertible Debentures. It is a closing condition to the purchase by the Buyer of the $3,500,000 Convertible Debenture that such shareholder approval be obtained.

As of June 30, 2023, YA II PN purchased two unsecured convertible notes consist of $2,000,000 (“Tranche 1”) and $3,500,000 (“Tranche 2”) in principal amount. The Company evaluated the Securities Purchase Agreement under ASC 815, which generally requires the analysis embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. None of the embedded terms in the convertible notes required bifurcation and liability classification. However, the Company was required to determine if the debt contained a beneficial conversion feature (“BCF”), which is based on the intrinsic value on the date of issuance. The Company evaluated the convertible notes for a beneficial conversion feature in accordance with ASC 470-20 “Debt with Conversion and Other Options”. The Company determined that the conversion price of Tranche 1 ($1.55) and Tranche 2 ($1.30),   was below the market price of Tranche 1 ($1.56) and Tranche 2 ($1.38) as per stock price listed in the stock market on February 28, 2023, and June 14, 2023, respectively, therefore, the convertible notes contained a beneficial conversion feature. In June 2023, $350,000 of these convertible notes along with $28,953 accrued interest was converted into 327,523 shares of common stock.

In addition, 8% of purchase discount in connection with above mentioned convertible notes amounted to $440,000 reduced the carrying value of the convertible note as a debt discount. The carrying value, net of debt discount, will be accreted over the term of the convertible note from date of issuance to date of maturity using effective interest rate method. For the years ended June 30, 2023 and 2022, amortization of debt discount were amounted to $293,395 and $0, respectively pertained to convertible notes from YA II PN.

The Company has convertible notes payable, net of unamortized discounts as follows:

	Face value of convertible notes payable	Unamortized debt discounts	Convertible notes payable, net of unamortized discounts	Third parties	Related parties
June 30, 2021 balance	$5,733,961	$(758,508)	$4,975,453	$3,575,453	$1,400,000
Issuance of convertible notes	8,374,915	(1,231,610)	7,143,305	6,105,731	1,037,574
Amortization of debt discounts	-	1,266,861	1,266,861	1,266,861	-
Exchange rate effect	-	5,997	5,997	5,997	-
June 30, 2022 balance	14,108,876	(717,260)	13,391,616	10,954,042	2,437,574
Issuance of convertible notes	8,172,093	(1,189,074)	6,983,019	6,983,019	-
Amortization of debt discounts	-	1,290,050	1,290,050	1,290,050	-
Conversion	(17,130,969)	245,980	(16,884,989)	(14,447,415)	(2,437,574)
Exchange rate effect	-	12,020	12,020	12,020	-
June 30, 2023 balance	$5,150,000	$(358,284)	$4,791,716	$4,791,716	$-

For years ended June 30, 2023 and 2022, interest expenses related to the aforementioned convertible notes amounted to $85,184 and $340,277.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Other payables and accrued liabilities

	As of June 30, 2023	As of June 30, 2022

Accrued professional fees (i)	$233,600	$910,186
Accrued promotion expenses (ii)	39,538	41,476
Accrued payroll	157,542	112,069
Accrued interest (iii)	79,936	92,686
Payables to merchant from ZCITY platform (iv)	174,056	-
Others	38,724	5,443
Total other payables and accrued liabilities	$723,396	$1,161,860

(i)	Accrued professional fees

The balance of accrued professional fees represented amount due to third parties service providers which include marketing consulting service, IT related professional service, audit fee, and consulting fee related to capital raising. In addition, the balance of accrued professional fees also consist of consulting fee which the Company agree to compensate the consultant by issuing 300,000 warrants exercisable for a period of 5 years at $4.00 per share. On August 15, 2022, the Company had issued the warrants to the consultant upon completion of its Offering. The value of the consulting fee was estimated by the fair value of the warrants which was determined by using the Black Scholes model (Note 11). The consulting fee was estimated to be $856,170 and record as accrued professional fee as of June 30, 2022. Upon issuance of the warrants, the above-mentioned balance of the accrued professional fee was reduced by increasing the same amount in additional paid in capital.

(ii)	Accrued promotion expense

The balance of accrued promotion expense represented the balance of profit sharing payable to the Company’s merchant and subscribed agents to promote business growth.

(iii)	Accrued interest

The balance of accrued interest represented the balance of interest payable from convertible note aforementioned in Note 8.

(iv)	Payables to merchants from ZCITY platform

The balance of payables to merchants from ZCITY platform represented the amount the Company collected on behalf of merchant from its customer through the Company’s ZCITY platform.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Related Party balances and transactions

Related party balances

Other receivable, a related party

Name of related party	Relationship	Nature	As of June 30, 2023	As of June 30, 2022
Ezytronic Sdn Bhd	Jau Long “Jerry” Ooi is the common shareholder	Equipment rental deposit	$12,379	$-

Convertible notes payable, related parties

Name of related party	Relationship	Nature	As of June 30, 2023	As of June 30, 2022
Chuah Su Mei	Spouse of Kok Pin “Darren” Tan, shareholder of TGL	CLN	$-	$240,444
Click Development Berhad	Shareholder of TGL	CLN	-	120,235
Cloudmaxx Sdn Bhd	Jau Long “Jerry” Ooi and Kok Pin “Darren” Tan are common shareholder	CLN	-	568,305
V Capital Kronos Berhad	Shareholder of TGL, and Voon Him “Victor” Hoo is the common shareholder	CLN	-	1,400,000
World Cloud Ventures Sdn Bhd	Jau Long “Jerry” Ooi is the common shareholder	CLN	-	108,590
Total			$-	$2,437,574

Pursuant to the convertible note agreement related to above convertible notes payable, related parties, the convertible note shall not be interest bearing if the Company completes its Offering within the 36 months from the date of issuance of the convertible note, unless it has not been converted by the third anniversary of its issuance date, in which case it shall bear interest from the time of issuance at 12% per annum. As the Company completed its Offering on August 15, 2022, no interest expenses pertained to above convertible notes payable, related parties were accrued for years ended June 30, 2023 and 2022.

Accounts payable, related parties

Name of Related Party	Relationship	Nature	As of June 30, 2023	As of June 30, 2022
Ezytronic Sdn Bhd	Jau Long “Jerry” Ooi is the common shareholder	Purchase of inventories	$-	$4,229
The Evolutionary Zeal Sdn Bhd	Shareholder of TGL	Purchase of inventories	-	9,034
World Cloud Ventures Sdn Bhd	Jau Long “Jerry” Ooi is a common shareholder	Purchase of inventories	-	1,063
Total			$-	$14,326

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other payables, related parties

Name of Related Party	Relationship	Nature	As of June 30 2023	As of June 30, 2022
True Sight Sdn Bhd	Su Huay “Sue” Chuah, the Company’s Chief Marketing Officer is the shareholder of this entity	Consulting fee	$345	$-
Ezytronic Sdn Bhd	Jau Long “Jerry” Ooi is a common shareholder	Operating expense paid on behalf	1,315	-
Total			$1,660	$-

Amount due to related parties

Name of Related Party	Relationship	Nature	As of June 30, 2023	As of June 30, 2022
Chong Chan “Sam” Teo	Directors, Chief Executive Officer, and Shareholder of TGL	Interest-free loan, due on demand	$186,579	$197,480
Kok Pin “Darren” Tan	Shareholder of TGL	Interest-free loan, due on demand	134,381	1,862,608
Total			$320,960	$2,060,088

Related party loan

On December 7, 2020, the Company obtained right of use of a vehicle through signing a trust of deed with Chan Chong “Sam” Teo, the Chief Executive Officer and a shareholder of TGL. In return, the Company is obligated to remit monthly installment auto loan payment related to this vehicle on behalf of the related party mentioned above. The total amount of loan that the Company is entitled to repay is approximately $27,000 (RM 114,000). The auto loan bear 5.96% of interest rate per annum with 60 equal monthly installment payment due on the first of each month. As of June 30, 2023, such loan has an outstanding balance of $13,422, of which $8,099 due after 12 months period and classified as related party loan, non-current portion. The interest expense was $1,779 and $1,333 during the years ended June 30, 2023 and 2022, respectively.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Related party transaction

Revenue from related parties

Name of Related Party	Relationship	Nature	For the year ended June 30, 2023	For the year ended June 30, 2022
Ezytronic Sdn Bhd	Jau Long “Jerry” Ooi is a common shareholder	Sales of products	$-	$166,139
Matrix Ideal Sdn Bhd	Yu Weng Lok is a common shareholder	Sales of products	126	2,837
Total			$126	$168,976

Purchase from related parties

Name of Related Party	Relationship	Nature	For the year ended June 30, 2023	For the year ended June 30, 2022
Ezytronic Sdn Bhd	Jau Long “Jerry” Ooi is a common shareholder	Purchase of products	$22,036	$54,328
World Cloud Ventures Sdn Bhd	Shareholder of TGL	Purchase of Services	55,484	48,259
The Evolutionary Zeal Sdn Bhd	Jay Long “Jerry” Ooi is a common shareholder	Purchase of products	-	18,824
Total			$77,520	$121,411

Equipment purchased from a related party

Name of Related Party	Relationship	Nature	For the year ended June 30, 2023	For the year ended June 30, 2022
Ezytronic Sdn Bhd	Jau Long “Jerry” Ooi is a common shareholder	Purchase of equipment	$52,328	$-

Consulting fees from related parties

Name of Related Party	Relationship	Nature	For the Year Ended June 30, 2023	For the Year Ended June 30, 2022
V Capital Investment Limited	Voon Him “Victor” Hoo, the Company’s Chairman and Managing Director is the director of this entity beginning on June 1, 2021.	Consulting fees	$-	$75,000
Imej Jiwa Communications Sdn Bhd	Voon Him “Victor” Hoo, the Company’s former Chairman and Managing Director is the director of this entity	Consulting fess	2,744	-
True Sight Sdn Bhd	Su Huay “Sue” Chuah, the Company’s Chief Marketing Officer is a 40% shareholder of this entity	Consulting fees	290,476	615,367
Total			$293,220	$690,367

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Stockholders’ Equity (Deficiency)

Common stock

Prior to October 2021, TGL is authorized to issue 10,000,000 shares having a par value of $0.00001 per share. In October 2021, TGL increased its authorized shares to 170,000,000 shares as part of the Reorganization with GEM, consisting of 150,000,000 shares of common stock with $0.00001 par value, and 20,000,000 shares of preferred stock with $0.00001 par value as of June 30, 2023 and 2022. The share capital increased of TGL presented herein is prepared on the basis as if the Reorganization became effective as of the beginning of the first period presented of shares capital of GEM.

Beneficial conversion feature from issuance of convertible note

On January 3, 2022 and May 13, 2022, the Company entered into 2 loan agreements which allow the third party to convert the loan balance along with interest balance incurred into a number of shares of the Company’s common stock as of the closing date of the IPO. For the year ended June 30, 2023, the Company has withdrew additional $2,686,914 from these loan agreements. As the Company determined that loan contained a beneficial conversion feature, the Company recognized the fair value of embedded conversion feature of $537,383 in the convertible notes as additional paid-in capital and reduced the carrying value of the convertible notes as a debt discount for the year ended June 30, 2023.

From February to June, 2023, the Company issued two convertible notes, to a third party, in an aggregate principal amount of $5,500,000. As the Company determined these convertible notes contained a beneficial conversion feature, therefore, the Company recognized the fair value of embedded conversion feature of $211,679 in the convertible notes as additional paid-in capital and reduced the carrying value of the convertible notes as a debt discount for the year ended June 30, 2023.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Common stock issued upon conversion of convertible note payable, net of unamortized discounts

On August 15, 2022, the Company issued 4,175,889 shares of common stock upon the conversion of $16,534,988 of convertible note payable, net of unamortized discounts and accrued interest (Note 8), among which, $2,437,574 was converted into 353,272 shares of common stock are belonged to the related parties.

In June 2023, the Company issued 327,523 shares of common stock upon conversion of $378,953 of convertible note payable, net of unamortized discounts and accrued interest. (Note 8).

Common stock issued from the Offering, net of issuance costs

On August 15, 2022, the Company had closed its initial underwritten public offering of 2,300,000 shares of common stock, which included the full exercise of the underwriter’s over-allotment option, at a public prince of $4.00 per share. The Company received net proceeds of approximately $8.2 million, net of underwriting discounts and commissions and fees, other offering expenses amounted to approximately $1.0 million, and fair value of warrants issued to the underwriters of approximately $0.2 million.

Common stock issued for consulting service

In July 2021 the Company signed a capital market advisory agreement (“Agreement”) with Exchange Listing, LLC (“Consultant”), to engage in advisory service in capital market advisory, corporate governance, and organizational meeting. The term of this Agreement shall commence on the execution date and shall continue until the later of nine months or until the Company is trading on a senior exchange or otherwise extended by both parties. The Company extended the contract term until the Company is trading on a senior exchange. Upon execution of this agreement, the Company agrees to sell to the Consultant, or its designees shares of the Company’s common stock which equivalents to 2% of the Company’s fully – diluted shares outstanding, at $0.001 per share. The Company estimated the fair value of the common stock issued to the Consultant for the year ended June 30, 2022 by using the market price $5.48 per share as per an enterprise per share value appraised from an independent third party. For the year ended June 30, 2022, the Company has issued 232,666 shares of common stock to the Consultant and the stock-based compensation in connection with the service period of these shares amounted to $1,283,994. After completion of the Company’s Offering on August 15, 2022, the Company had issued additional 109,833 shares of common stock to ensure that the Consultant’s total shares of the Company’s common stock equivalents to 2% of the Company’s fully – diluted shares outstanding using the fair value of $4.00 per share with the fair value of $439,332. Stock-based compensation expense amounted $439,332 and $1,283,994 for the years ended June 30, 2023 and 2022, respectively.

Common stock issued to former director

On March 20, 2023, Voon Him “Victor” Hoo has resigned as managing director and chairman of the Company. To compensate Victor for his service, the Board approved to issue 285,714 shares of common stock which is equivalent to $380,000 based on the closing price of the Company’s closing stock on March 21, 2023 to Victor.

Warrants

- Issuance of warrants - non- employee stock compensation

Pertain to above mentioned Agreement with the Consultant, on August 15, 2022, the Company also issued 300,000 warrants to the Consultant or its designees exercisable for a period of five years at $4.00 per share upon completion of the Company’s Offering. Meanwhile, on the same date, the Consultant had exercised all of its warrants on cashless basis and received 157,143 shares of the Company’s common stock.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the warrants which was determined by using the Black Scholes model using the following assumptions: (1) expected volatility of 49.0%, (2) risk-free interest rate of 0.89%, (3) expected life of 5.0 years, (4) exercise price of $4.0 and (5) estimated market price of $5.48 on July 1, 2020, the date of which the consulting agreement was entered. Based on above assumption, the fair value of the warrants were estimated to be $856,170.

 - Issuance of the underwriters warrants

On August 10, 2022, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with EF Hutton as representative of the underwriters (the “Representative”), relating to the Offering of 2,300,000 shares of the Company’s common stock, par value $0.00001 per share, at an Offering price of $4.00 per share. Pursuant to the Underwriting Agreement, in exchange for the representative’s firm commitment to purchase the Shares, the Company agreed to issue the underwriters warrants (the “Representative’s Warrants”) to purchase an aggregate of 100,000 shares of the Company’s common stock, which is equal to five percent (5%) of the shares sold in the Offering, excluding the over-allotment option, at an exercise price of $5.00, which is equal to 125% of the Offering price. The Representative’s Warrant may be exercised beginning on February 10, 2023, until August 10, 2027. For the year ended June 30, 2023, there are no warrants were exercised by the Representative.

The fair value of the warrants which was determined by using the Black Scholes model using the following assumptions: (1) expected volatility of 54.8%, (2) risk-free interest rate of 2.91%, (3) expected life of 5.0 years, (4) exercise price of $5.0 and (5) stock price of $4.0 on August 15, 2022, the date of which the warrants were issued. Based on above assumption, the fair value of the warrants were estimated to be $175,349.

Warrants outstanding as of June 30, 2023 are as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at June 30, 2022	-	$-	-
Granted	400,000	4.25	5.0
Exercised	(300,000)	4.00
Outstanding at June 30, 2023	100,000	$5.00	4.1

Note 12 – Income taxes

The United States and foreign components of loss before income taxes were comprised of the following:

	For the years ended
	June 30,
	2023	2022
Tax jurisdictions from:
- Local – United States	$(3,728,225)	$(3,541,832)
- Foreign – Malaysia	(7,901,870)	(8,188,582)
Loss before income tax	$(11,630,095)	$(11,730,414)

The provision for income taxes consisted of the following:

	For the years ended
	June 30,
	2023	2022
Tax jurisdictions from:
- Local – United States	$97,616	$15,600
- Foreign – Malaysia	-	-
Provision for income taxes	$97,616	$15,600

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

United States of America

TGL was incorporated in the State of Delaware and is subject to the tax laws of the United States of America. As of June 30, 2023, the operations in the United States of America incurred $5,607,076 of cumulative net operating losses which can be carried forward indefinitely to offset future taxable income. The deferred tax valuation allowance as of June 30, 2023 and 2022 were $1,177,486 and $324,144, respectively.

TGL also subject to controlled foreign corporations Subpart F income (“Subpart F”) tax, which is a tax primarily on passive income from controlled foreign corporations with a tax rate of 35%. In addition, the Tax Cuts and Jobs Act imposed a global intangible low-taxed income (“GILTI”) tax, which is a tax on certain off-shore earnings at an effective rate of 10.5% for tax years (50% deduction of the current enacted tax rate of 21%) with a partial offset for 80% foreign tax credits. If the foreign tax rate is 13.125% or higher, there will be no U.S. corporate tax after the 80% foreign tax credits are applied.

For the years ended June 30, 2023 and 2022, the Company’s foreign subsidiaries did not generate any income that are subject to Subpart F tax and GILTI tax.

Malaysia

GEM, Foodlink, Morgan, and AY Food are governed by the income tax laws of Malaysia and the income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of Malaysia, enterprises that incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. As of June 30, 2023, the operations in the Malaysia incurred $12,344,728 of cumulative net operating losses which can be carried forward for a maximum period of ten consecutive years to offset future taxable income. The deferred tax valuation allowance as of June 30, 2023 and 2022 were $4,927,995 and $3,031,546, respectively.

The following table reconciles the local (United States) statutory rates to the Company’s effective tax rate for the periods indicated below:

	For the years ended
	June 30,
	2023	2022
U.S. statutory rate	21.0%	21.0%
Differential of Malaysia statutory tax rate	2.0%	2.1%
Change in valuation allowance	(23.8)%	(15.9)%
Permanent difference (1)	-%	(7.3)%
Effective tax rate	(0.8)%	(0.1)%

(1)	Permanent difference consists of legal and professional fee net with the IPO proceeds, which is non-deductible in the Company’s tax return.

The following table sets forth the significant components of the aggregate deferred tax assets of the Company as of:

	As of June 30, 2023	As of June 30, 2022
Deferred tax assets:
Net operating loss carry forwards in U.S.	$1,177,486	$324,144
Net operating loss carry forwards in Malaysia	4,927,995	3,031,546
Stock based compensation	-	179,796
Amortization of debt discount	70,415	148,081
Less: valuation allowance*	(6,175,896)	(3,683,567)
Deferred tax assets	$-	$-

*	Change in valuation allowance was amounted to $2,492,329 and $1,870,243 for the years ended June 30, 2023 and 2022, respectively.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the years ended June 30, 2023 and 2022.

Note 13 – Concentrations of risks

(a) Major customers

For the years ended June 30, 2023 and 2022, no customer accounted for 10.0% or more of the Company’s total revenues.

As of June 30, 2023, two customers account for approximately 24.6% and 24.6% of the total balance of accounts receivable, respectively. As of June 30, 2022, no customer account for 10.0% or more of the total balance of accounts receivable.

(b) Major vendors

For the years ended June 30, 2023, two vendors accounted for approximately 62.5% and 32.7% of the Company’s total purchases. For the year ended June 30, 2022 one vendor accounted for approximately 95.0% of the Company’s total purchases.

As of June 30, 2023, one vendor accounted for 91.0% of the total balance of accounts payable. As of June 30, 2022, three vendors accounted for approximately 45.0%, 22.9%, and 10.9% of the total balance of accounts payable, respectively.

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of June 30, 2023 and 2022, $4,593,634 and $1,845,232 were deposited with financial institutions or fund received from customer being held in third party platform’s fund account, and $2,458,638 and $1,759,715 of these balances are not covered by deposit insurance, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Financial instruments that are potentially subject to credit risk consist principally of accounts receivable. The Company believes the concentration of credit risk in its accounts receivable is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of RM converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

TREASURE GLOBAL INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. The Company’s office lease was classified as operating leases. The lease generally do not contain options to extend at the time of expiration.

The Company had an existing operating lease for office as of July 1, 2022. Upon adoption of FASB ASU 2016-02 on July 1, 2022, the Company recognized $84,829 ROU asset and same amount of operating lease liability based on the present value of the future minimum rental payments of leases, using a discount rate of 3.5% based on duration of lease terms. As of June 30, 2023, the weighted-average lease term is 1.6 years for the remaining leases. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company’s lease liabilities under the remaining operating leases as of June 30, 2023 for the next five years is as follows:

June 30,
2024	$40,838
2025	23,217
Total undiscounted lease payments	64,055
Less imputed interest	(1,745)
Total lease liabilities	$62,310

Lease expense for the years ended June 30, 2023 and 2022 were $168,752, and $35,032, respectively.

Note 15 – Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Commitment

On May 1, 2023, the Company through its 100% own subsidiary Morgan enter into a worldwide master license agreement (“License Agreement”) with Morganfield’s Holdings Sdn Bhd (“Licensor”), an unrelated third party. Pursuant to the License agreement, the Licensor agreed to grant the Morgan with the exclusive worldwide license for right of use in Licensor’s Trademark (“Trademark”) for a period of five years. During the five years license period, the Company agree to pay the licensor for monthly license fee in an aggregate total of minimum payment of approximately $1.5 million or 40% of the total monthly collection from the Company’s sub-licensees, whichever is higher.

On June 6, 2023, the Company through its 100% own subsidiary AY Food Ventures Sdn Bhd enter into a worldwide master license agreement (“License Agreement”) with Sigma Muhibah Sdn Bhd (“Licensor”), an unrelated third party. Pursuant to the License agreement, the Licensor agreed to grant the AY Food Ventures Sdn Bhd with the exclusive worldwide license for right of use in Abe Yus’s Trademark (“Trademark”) for a period of five years. During the five years license period, the Company agree to pay the licensor for monthly license fee in an aggregate total of minimum payment of approximately $1.2 million or 40% of the total monthly collection from the Company’s sub-licensees, whichever is higher.

Note 16 – Subsequent Events

The Company evaluated all events and transactions that occurred after June 30, 2023 up through September 28, 2023, the date the Company issued these consolidated financial statements.

From July to September 2023, the Company issued 2,416,226 shares of common stock upon conversion of $1,224,077 of convertible note payable and accrued interest from YA II PN3.

26,014,000 Shares of Common Stock

Pre-funded Warrants to Purchase up to 14,000,000 Shares of Common Stock

Treasure Global Inc

PROSPECTUS

EF Hutton LLC

November 28, 2023